Offer to Purchase for Cash
Any and All Outstanding Shares of Class A Common Stock

of

The Hertz Corporation

at

$35.50 Net Per Share

by

Ford FSG, Inc.

an indirect wholly owned subsidiary of
Ford Motor Company

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, MARCH 2, 2001, UNLESS THE OFFER IS EXTENDED.

      THIS OFFER IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER (THE “MERGER AGREEMENT”) DATED AS OF JANUARY 16, 2001, BY AND AMONG FORD MOTOR COMPANY (“FORD”), FORD FSG, INC. (THE “PURCHASER”), FORD FSG II, INC. AND THE HERTZ CORPORATION (“HERTZ”).

      THE BOARD OF DIRECTORS OF HERTZ, BY UNANIMOUS DECISION OF THOSE DIRECTORS PARTICIPATING AND BASED ON THE RECOMMENDATION OF A SPECIAL COMMITTEE OF INDEPENDENT DIRECTORS OF THE BOARD OF DIRECTORS OF HERTZ: (1) HAS DETERMINED THAT IT IS FAIR TO AND IN THE BEST INTERESTS OF HERTZ AND ITS STOCKHOLDERS (OTHER THAN THE PURCHASER AND ITS AFFILIATES) TO CONSUMMATE THE OFFER AND THE MERGER (AS DEFINED HEREIN) UPON THE TERMS AND SUBJECT TO THE CONDITIONS OF THE MERGER AGREEMENT AND IN ACCORDANCE WITH DELAWARE LAW; (2) HAS APPROVED AND DECLARED ADVISABLE THE OFFER, THE MERGER AND THE MERGER AGREEMENT; AND (3) HAS RESOLVED TO RECOMMEND THAT HERTZ’S STOCKHOLDERS ACCEPT THE OFFER, TENDER THEIR SHARES PURSUANT THERETO AND APPROVE AND ADOPT THE MERGER AGREEMENT AND THE MERGER IF SUBMITTED FOR THEIR APPROVAL.

      LAZARD FRÈRES & CO. LLC, THE FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE, HAS DELIVERED TO THE SPECIAL COMMITTEE ITS WRITTEN OPINION THAT THE CONSIDERATION TO BE RECEIVED BY THE STOCKHOLDERS OF HERTZ (OTHER THAN THE PURCHASER AND ITS AFFILIATES) IN THE OFFER AND THE MERGER PURSUANT TO THE MERGER AGREEMENT IS FAIR TO SUCH STOCKHOLDERS FROM A FINANCIAL POINT OF VIEW. SEE “SPECIAL FACTORS — OPINION OF FINANCIAL ADVISOR.”

      THIS OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. HOWEVER, THE OFFER IS SUBJECT TO CERTAIN CONDITIONS. SEE “THE OFFER — CONDITIONS OF THE OFFER.”

      A summary of the principal terms of the Offer appears on pages 1-4 hereof.

      If you have questions about the Offer, you can call Georgeson Shareholder Communications Inc., the Information Agent for the Offer, or J.P. Morgan Securities Inc., the Dealer Manager for the Offer, at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. You can also obtain additional copies of this Offer to Purchase, the related Letter of Transmittal and the Notice of Guaranteed Delivery from the Information Agent or your broker, dealer, commercial bank, trust company or other nominee.

      THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

The Dealer Manager for the Offer is:

JP Morgan

February 2, 2001

Schedule I	Directors and Executive Officers of Ford, the Purchaser and FSG II
Schedule II	Directors and Executive Officers of Hertz
Schedule III	Purchases of Class A Common Stock
ANNEX A	Agreement and Plan of Merger
ANNEX B	Opinion of Lazard Frères & Co. LLC
ANNEX C	General Corporation Law of Delaware Section 262 Appraisal Rights

ii

SUMMARY TERM SHEET

      Ford FSG, Inc. (the “Purchaser” or “we”), an indirect wholly owned subsidiary of Ford Motor Company (“Ford”), is offering to purchase any and all of the outstanding shares of Class A Common Stock, par value $0.01 per share (the “Shares” or the “Class A Common Stock”) of The Hertz Corporation (“Hertz”) for $35.50 per Share net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which together constitute the “Offer”), pursuant to an Agreement and Plan of Merger dated January 16, 2001 (the “Merger Agreement”). The following are some of the questions you, as a stockholder of Hertz, may have and answers to those questions. You should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my securities?

      Our name is Ford FSG, Inc. We are a Delaware corporation and an indirect wholly owned subsidiary of Ford. We were organized as a holding company that continues to hold certain of Ford’s financial services assets. As of December 31, 2000, we owned approximately 50.4% of the Class A Common Stock and 100% of the Class B Common Stock, par value $0.01 per share, of Hertz (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), representing in the aggregate approximately 94.7% of the combined voting power of all classes of capital stock of Hertz and approximately 81.5% of the economic interest in Hertz.

      Ford was incorporated in Delaware in 1919. Ford is the world’s largest producer of trucks and the second-largest producer of cars and trucks combined. Ford and its subsidiaries also engage in other businesses, including financing and renting vehicles and equipment.

What are the classes and amounts of securities sought in the Offer?

      We are seeking to purchase any and all of the outstanding Class A Common Stock that we do not already own. The Offer is not conditioned upon any minimum number of Shares being tendered.

How much are you offering to pay for my securities and what is the form of payment? Will I have to pay any fees or commissions?

      We are offering to pay $35.50 per Share, net to you, in cash. If you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

Do you have the financial resources to make payment?

      We will need approximately $715 million to purchase all Shares that we do not already own pursuant to the Offer and to pay related fees and expenses. We intend to pay for all Shares validly tendered and not withdrawn in the Offer and to provide funding for the Merger (as defined below) from cash on hand. Ford has committed to ensuring that we have sufficient cash to pay the purchase price for all Shares tendered and to pay the Merger Consideration (as defined below). As of December 31, 2000, Ford had cash and marketable securities in the amount of $16.5 billion and expects to have sufficient cash on hand at the expiration of the Offer to pay the Offer Price for all Shares in the Offer. The Offer is not conditioned upon any financing arrangements.

What does Hertz’s Board of Directors think of the Offer?

      The Board of Directors of Hertz (the “Hertz Board”), by unanimous decision of those directors participating and based upon the recommendation of a Special Committee of Independent Directors of the Hertz Board (the “Special Committee”):

(1)	has determined that it is fair to and in the best interests of Hertz and its stockholders (other than the Purchaser and its affiliates) to consummate the Offer and the Merger upon the terms and subject to the conditions of the Merger Agreement and in accordance with Delaware law;

(2)	has approved and declared advisable the Offer, the Merger and the Merger Agreement; and

(3)	has resolved to recommend that Hertz’s stockholders accept the Offer, tender their Shares pursuant thereto and approve and adopt the Merger Agreement and the Merger if submitted for their approval.

      See “Special Factors — Recommendation of the Special Committee and the Hertz Board; Fairness of the Offer and the Merger.”

Is your financial condition relevant to my decision to tender in the Offer?

      Because the form of payment in the Offer consists solely of cash, we do not think our financial condition beyond our ability to pay the purchase price out of cash on hand is material to your decision whether to tender in the Offer. Additionally, the Offer is not subject to any financing contingency. See “The Offer — Source and Amount of Funds.”

How long do I have to decide whether to tender in the Offer?

      You have until 12:00 Midnight, New York City time, on Friday, March 2, 2001, to tender your Shares in the Offer. Further, if you cannot deliver everything required to make a valid tender to EquiServe Trust Company, N.A. (“EquiServe” or the “Depositary”), the depositary for the Offer, prior to such time, you may be able to use a guaranteed delivery procedure, which is described in “The Offer — Procedure for Tendering Shares.” In addition, if we decide to include a subsequent offering period in the Offer, as described under “The Offer — Extension of Tender Period; Termination; Amendment; Subsequent Offering Period,” you will have an additional opportunity to tender your Shares. We have not at this time made a final decision to include or not to include a subsequent offering period.

Can the Offer be extended and under what circumstances?

      Subject to the terms of the Merger Agreement, we can extend the Offer. We may extend, for instance, if any conditions to the Offer have not been satisfied prior to the Expiration Date or, for a period of up to 10 business days, if all of the conditions to the Offer are satisfied or waived, but the number of Shares validly tendered and not withdrawn is insufficient to result in the Purchaser owning at least 90% of the then outstanding number of Shares. We may establish a subsequent offering period of up to 20 business days under certain circumstances. See “The Offer — Extension of Tender Period; Termination; Amendment; Subsequent Offering Period.” If you do not tender your Shares during the initial offering period or the subsequent offering period (if any), you will have to wait until after the Merger is completed to receive cash consideration for your Shares.

How will I be notified if the Offer is extended?

      If we decide to extend the Offer, we will inform EquiServe, the Depositary for the Offer, of that fact and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire.

How do I tender my Shares?

      To tender Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal, to EquiServe, the Depositary for the Offer, not later than the time the Offer expires. If your Shares are held in street name by your broker, dealer, bank, trust company or other nominee, such nominee can tender your shares through The Depository Trust Company. If you cannot deliver everything required to make a valid tender to the depositary prior to the expiration of the Offer, you may have a limited amount of additional time by having a broker, a bank or other fiduciary which is a member of the Securities Transfer Agents Medallion Program or other eligible institution guarantee that the missing items will be received by the depositary within three New York Stock Exchange trading days. However, the depositary must receive the missing items within that three trading day period. See “The Offer — Procedure for Tendering Shares.”

Until what time can I withdraw tendered Shares?

      You can withdraw tendered Shares at any time until the Offer has expired and, if we have not by April 2, 2001, agreed to accept your Shares for payment, you can withdraw them at any time after such time until we accept Shares for payment. You may not, however, withdraw Shares tendered during a subsequent offering period, if one is included. See “The Offer — Withdrawal Rights.”

How do I withdraw tendered Shares?

      To withdraw Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to EquiServe while you have the right to withdraw the Shares. See “The Offer — Withdrawal Rights.”

When and how will I be paid for my tendered Shares?

      Subject to the terms and conditions of the Offer, we will pay for all Shares validly tendered and not withdrawn as soon as practicable after the later of the Expiration Date and satisfaction of all conditions to the Offer set forth in “The Offer — Conditions of the Offer” relating to governmental or regulatory approval. We do, however, reserve the right, in our sole discretion and subject to applicable law, to delay payment for Shares in order to comply with law.

      We will pay for your Shares that are validly tendered and not withdrawn by depositing the purchase price with EquiServe, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by EquiServe of certificates for such Shares (or of a confirmation of a book-entry transfer of such shares as described in “The Offer — Procedure for Tendering Shares”), a properly completed and duly executed Letter of Transmittal and any other required documents for such Shares.

Will the Offer be followed by a merger?

      If we purchase Shares in the Offer and the other conditions to the Merger are satisfied or waived (where permissible), the Purchaser’s wholly owned subsidiary, Ford FSG II, Inc. (“FSG II”), is expected to be merged with and into Hertz. If the Merger takes place, Hertz will become an indirect wholly owned subsidiary of Ford, and all remaining stockholders (other than the Purchaser and its affiliates) will receive $35.50 net per Share in cash (or any higher price per Share that is paid in the Offer). See “Special Factors — The Merger Agreement” for a description of the Merger and the Merger Agreement.

Following the Offer, will Hertz continue as a public company?

      No. If and when the Merger takes place, Hertz will no longer be publicly owned. Even if the Merger does not take place, there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded on the New York Stock Exchange (the “NYSE”) or any other securities exchange and there may not be an active public trading market (or, possibly, any public trading market) for the Shares. As a result of the Merger, the registration of the Shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be terminated. Consequently, following the Merger, Hertz will be relieved of the duty to file proxy and information statements, and its officers, directors and more than 10% stockholders will be relieved of the reporting requirements under, and the “short swing” profit liability provisions of, Section 16 of the Exchange Act. Hertz will no longer be a public company and its common stock will no longer be traded on the NYSE. However, because its debt securities will continue to be publicly-traded, Hertz will continue to file periodic reports under the Exchange Act following the Merger.

If I decide not to tender, how will the Offer affect my Shares?

      If the Merger takes place, stockholders not tendering in the Offer (other than the Purchaser and its affiliates) will receive the same amount of cash per Share which they would have received had they tendered their Shares in the Offer. Therefore, if the Merger takes place, the difference to you between tendering your Shares pursuant to the Offer and not tendering your Shares is that you will be paid earlier if you tender your Shares in the Offer. Stockholders who hold Shares at the time of the Merger will also be entitled to appraisal rights under Delaware law. See “Special Factors — Dissenters’ Rights.” If for some reason the Merger does not take place and the Offer is consummated, the number of stockholders and Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, any public trading market) for the Shares, which may affect prices at which Shares trade. Also, as described above, Hertz may cease making certain filings with the SEC or otherwise cease to be required to comply with the SEC rules relating to publicly held companies.

What is the market value of my Shares as of a recent date?

      On September 20, 2000, the last full trading day before Hertz announced that it had received a preliminary, non-binding proposal from Ford to acquire all of the outstanding Shares, the closing price of Class A Common Stock of Hertz reported on the NYSE was $24.25 per Share. On January 12, 2001, the last full trading day before we announced the companies’ agreement on the Offer and the Merger, the closing price of Class A Common Stock was $34.88 per Share. Between January 1, 2001 and January 12, 2001, the price per Share of Class A Common Stock ranged between $33.88 and $34.88. On February 1, 2001, the last full trading day before the date of this Offer to Purchase, the closing price of Class A Common Stock was $35.29 per Share. We advise you to obtain a recent quotation for Shares before deciding whether to tender your Shares.

Who can I talk to if I have questions about the Offer?

      You can call Georgeson Shareholder Communications Inc., the Information Agent for the Offer, at (800) 223-2064 (toll free) or (212) 440-9800 (call collect) or J.P. Morgan Securities Inc., the Dealer Manager for the Offer, at (866) 851-4265 (toll free) or (212) 648-6771 (call collect).

To the Holders of Class A Common Stock of The Hertz Corporation:

INTRODUCTION

      Ford FSG, Inc. (the “Purchaser” or “we”), a Delaware corporation and an indirect wholly owned subsidiary of Ford Motor Company, a Delaware corporation (“Ford”), hereby offers to purchase any and all of the outstanding shares of Class A Common Stock, par value $0.01 per share (the “Shares” or the “Class A Common Stock”) of The Hertz Corporation, a Delaware corporation (“Hertz”), for $35.50 per Share, net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the “Offer”). You will not be obligated to pay brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Shares pursuant to the Offer. We will pay all charges and expenses of J.P. Morgan Securities Inc. (the “Dealer Manager” or “J.P. Morgan”), EquiServe Trust Company, N.A. (the “Depositary” or “EquiServe”) and Georgeson Shareholder Communications Inc. (the “Information Agent”) incurred in connection with the Offer. See “The Offer — Fees and Expenses.”

      The Offer is being made pursuant to an Agreement and Plan of Merger dated as of January 16, 2001 (the “Merger Agreement”) by and among Ford, the Purchaser, Ford FSG II, Inc., a Delaware corporation (“FSG II”), and Hertz. The Merger Agreement provides that following completion of the Offer and the satisfaction or waiver of certain conditions in the Merger Agreement, FSG II will be merged into Hertz (the “Merger”), with Hertz continuing as the surviving corporation (the “Surviving Corporation”), which will be wholly owned by the Purchaser. At the effective time of the Merger (the “Effective Time”), (i) each share of Class A Common Stock and each share of the Class B Common Stock, par value $0.01 per share, of Hertz (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”) issued and outstanding immediately prior to the Effective Time (other than Shares of holders exercising dissenters’ rights, as described below in “Special Factors — Dissenters’ Rights,” and Shares to be cancelled as provided in (ii) below) will be converted into the right to receive the Offer Price in cash, or any higher price per Share which is paid in the Offer (the “Merger Consideration”); (ii) each share of Common Stock held in the treasury of Hertz or owned by the Purchaser or any direct or indirect wholly owned subsidiary of the Purchaser or Hertz immediately prior to the Effective Time will be cancelled, and no payment or distribution will be made with respect to such Common Stock; and (iii) each share of common stock of FSG II issued and outstanding immediately prior to the Effective Time will be converted into one share of Class A Common Stock of the Surviving Corporation. See “Special Factors — The Merger Agreement” for a description of the Merger and the Merger Agreement.

      The Board of Directors of Hertz (the “Hertz Board”), by unanimous decision of those directors participating and based upon the recommendation of a Special Committee of Independent Directors of the Hertz Board (the “Special Committee”):

(1)	has determined that it is fair to and in the best interests of Hertz and its stockholders (other than the Purchaser and its affiliates) to consummate the Offer and the Merger upon the terms and subject to the conditions of the Merger Agreement and in accordance with Delaware law;

(2)	has approved and declared advisable the Offer, the Merger and the Merger Agreement; and

(3)	has resolved to recommend that Hertz’s stockholders accept the Offer, tender their Shares pursuant thereto and approve and adopt the Merger Agreement and the Merger if submitted for their approval.

      Messrs. W. Wayne Booker, John M. Rintamaki and Joseph A. Walker, each directors on the Hertz Board, recused themselves from the meeting in light of their positions, in the case of Messrs.

Booker and Rintamaki, as officers of Ford and, in the case of Mr. Walker, as managing director of J.P. Morgan, Ford’s financial advisor in connection with the Offer and the Merger. See “Special Factors — Recommendation of the Special Committee and the Hertz Board; Fairness of the Offer and the Merger.”

      Lazard Frères & Co. LLC (“Lazard”), the financial advisor to the Special Committee, has delivered to the Special Committee its written opinion that the consideration to be received by the stockholders of Hertz (other than the Purchaser and its affiliates) pursuant to each of the Offer and the Merger is fair to such stockholders from a financial point of view. See “Special Factors — Opinion of Financial Advisor.”

      This Offer is not conditioned upon any minimum number of Shares being tendered. However, the Offer is subject to certain conditions. See “The Offer — Conditions of the Offer.” The transaction is not subject to approval of a majority of the unaffiliated security holders of Hertz.

      Hertz has advised us that to the best of its knowledge each of its executive officers and directors, other than those individuals, if any, for whom the tender of Shares could cause them liability under the provisions of Section 16(b) of the Exchange Act or to the extent their Shares are restricted shares, intends to tender all of his or her Shares pursuant to the Offer.

      If, as a result of the purchase of Shares pursuant to the Offer, the Purchaser owns in the aggregate at least 90% of the outstanding Shares and continues to hold at least 90% of the outstanding Class B Common Stock, then the Purchaser intends to effect the Merger as a “short-form” merger under the Delaware General Corporation Law (the “DGCL”), without a vote of the stockholders of Hertz (a “Short-Form Merger”). If, following the purchase of Shares pursuant to the Offer, the Purchaser owns in the aggregate less than 90% of the outstanding Shares, the Purchaser has agreed to convert such number of shares of Class B Common Stock into Class A Common Stock to the extent that, after giving effect to such conversion, the Purchaser would own in the aggregate the number of Shares necessary to effect a Short-Form Merger. If, after the conversion of all shares of Class B Common Stock, the Purchaser continues to own less than the percentage of outstanding Shares required to effect a Short-Form Merger, Hertz, Ford, the Purchaser and FSG II have agreed to take certain actions necessary to seek stockholder approval and effect a long-form merger pursuant to the DGCL. If a vote of the stockholders of Hertz is necessary to effect the Merger, the Purchaser has agreed in the Merger Agreement to vote or cause to be voted all shares of Common Stock owned by it in favor of the approval and adoption of the Merger Agreement and the Merger. See “Special Factors — The Merger Agreement.”

      THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

SPECIAL FACTORS

BACKGROUND OF THE OFFER

      Until 1987, when Ford first acquired an ownership interest in Hertz, Hertz had been a subsidiary of UAL Corporation (formerly Allegis Corporation), which had acquired Hertz’s outstanding capital stock from RCA Corporation in 1985. Hertz became a wholly owned subsidiary of Ford as a result of a series of transactions in 1993 and 1994. Hertz continued as a wholly owned subsidiary of Ford until April 30, 1997, when Hertz completed a public offering of approximately 51.6% of the Class A Common Stock (which then represented approximately 19.1% of the economic interest in Hertz).

      Since the public offering of Class A Common Stock of Hertz in 1997, a number of circumstances, discussed further under “Special Factors — Purpose and Structure of the Offer and the Merger; Reasons of Ford for the Offer and the Merger,” have occurred that have prompted Ford to embark on this transaction.

      In January 2000, there were preliminary conversations among Mr. Olson, Chairman of the Hertz Board, and executives of Ford, including W. Wayne Booker, Ford’s Vice Chairman, and John M. Rintamaki, a Ford Group Vice President and Chief of Staff, who are directors of Hertz, concerning the possible acquisition by Ford of all of the Shares not already owned by Ford or its affiliates. In March, 2000, Mr. Rintamaki informed Mr. Olson that Ford was not interested in pursuing a transaction at that time.

      In September 2000, Ford retained J.P. Morgan as its financial advisor to assist Ford in its analysis of the fair value of Hertz, to advise Ford in making the initial offer to the Hertz Board and to assist in any negotiations with respect to a transaction to acquire the publicly held Shares.

      On September 20, 2000, Malcolm S. Macdonald, a Ford Vice President, and Peter Sherry, Jr., a Ford Assistant Secretary, met with Craig R. Koch, Hertz’s President and Chief Executive Officer. At this meeting, Mr. Macdonald presented a written proposal by Ford to acquire all of the Shares not already owned by Ford or its affiliates, at a price of $30 per Share.

      On September 21, 2000, Ford issued a press release announcing that it had offered to acquire through a merger transaction the 18.5% of Hertz’s Common Stock that it did not own. On the same day, Hertz issued a press release confirming receipt of Ford’s offer.

      On September 22, 2000, the Hertz Board held a special meeting at which time the Ford offer was formally disclosed to members of the Hertz Board and the Hertz Board formed the Special Committee. The Special Committee consists of Louis C. Burnett, Managing Partner, Secura Burnett Company LLC; Michael T. Monahan, then-Chairman of Munder Capital Management; and John M. Thompson, Vice Chairman of the Board, IBM Corporation. Mr. Monahan is the Chairman of the Special Committee. None of the members of the Special Committee is an officer or employee of Hertz, Ford or any of their affiliates.

      On September 25, 2000, Hertz announced that its Board of Directors had appointed a Special Committee to consider the proposed acquisition by Ford.

      The Special Committee was authorized by the Hertz Board to retain legal and financial advisors to assist it in its examination and to receive, study, negotiate and make recommendations to the Hertz Board in connection with the Ford offer. On September 29, 2000, the Special Committee retained Wachtell, Lipton, Rosen & Katz (“Wachtell”) as its legal advisor.

      On October 11, 2000, the Special Committee met at the offices of Wachtell where representatives from Wachtell made a presentation to the Special Committee regarding the Special Committee’s fiduciary duties in connection with evaluating the Ford offer. Following the Wachtell presentation, the Special Committee and Wachtell received presentations from four internationally recognized investment banks, including Lazard, seeking engagement as the Special Committee’s financial advisor. On October 16, 2000, the Special Committee resolved to retain Lazard as its financial advisor, and entered into an engagement letter to that effect.

      On October 17, 2000, the Special Committee announced that it had retained Wachtell as its special counsel and Lazard as its financial advisor, each to assist it in evaluating the Ford offer.

      Beginning in mid-October, the Special Committee, Wachtell and Lazard conducted a due diligence investigation of Hertz, including:

•	Reviewing public and private documents relating to Hertz, including historical and projected financial information, research reports, industry information and certain agreements to which Hertz is a party;

•	Meeting with Hertz’s senior management to discuss Hertz’s business, its prospects and its strategic objectives;

•	Meeting with the senior management of Hertz to review its 5-year strategic plan for 2001-2005 (the “Strategic Plan”), dated and prepared as of November 3, 2000, and the underlying assumptions driving its projections; and

•	Reviewing and discussing with Hertz’s management its several revisions to its fourth quarter and full-year 2000 earnings estimates and ultimately to its Strategic Plan for 2001-2005.

      The Special Committee asked Lazard to prepare an analysis as to the range of values of the Shares to assist the Special Committee in evaluating the Ford offer.

      On November 3, 2000, Hertz’s management gave the Special Committee and Lazard its Strategic Plan, updated and revised to reflect its August 31, 2000 announcement of lowered earnings estimates for the third and fourth quarters of 2000 and lower net income growth outlook for the full-year 2001.

      On November 16, 2000, representatives of J.P. Morgan met with representatives of Lazard to discuss Ford’s offer. During the meeting J.P. Morgan presented financial information and Ford’s rationale behind its $30 per Share offer and indicated that representatives of Ford would like to meet with the Special Committee to discuss the offer. Representatives of Lazard indicated that they would meet with the Special Committee to relay Ford’s rationale.

      Following the J.P. Morgan presentation on November 16, 2000, Lazard agreed to provide J.P. Morgan with financial projections discussed under “The Offer — Certain Information Concerning Hertz; Certain Projections.” Lazard provided those projections to J.P. Morgan on November 22, 2000.

      Later on November 16, 2000, Morris, Nichols, Arsht & Tunnel (“Morris, Nichols”), special counsel to Ford, delivered a draft merger agreement to the Special Committee and Wachtell.

      On November 20, 2000, the Special Committee met with Lazard and Wachtell to discuss the indicative valuation of Hertz. Following a presentation by Lazard of its preliminary valuation analysis, Wachtell reviewed with the Special Committee and Lazard the key elements of the draft merger agreement presented by Ford.

      Next, the meeting participants discussed Hertz’s strategic alternatives and negotiation tactics in light of Ford’s offer. Given the fact that Ford’s written proposal, dated September 20, 2000, made clear that Ford would not “sell any shares of Hertz stock that [it] own[s] directly or indirectly” and that Ford did not “wish to consider or participate in any possible alternative sale of Hertz common stock,” the Special Committee and its advisors concluded that an acquisition of Hertz by a third party was not a feasible alternative. Accordingly, the Special Committee resolved to attempt to negotiate with Ford to determine the best price Ford would be willing to offer and to make a decision whether a transaction at such price level would be fair. The Special Committee instructed Lazard to inform Ford and its advisors that its $30 per Share bid was not compelling and to urge Ford to increase its bid by arguing that a price in the range of $40-$42 per Share could be justified. In addition, the Special Committee directed Lazard to articulate to Ford and its advisors certain key comments on the draft merger agreement.

      On November 30, 2000, representatives of J.P. Morgan again met with representatives of Lazard to discuss the outcome of Lazard’s meeting with the Special Committee concerning Ford’s stated rationale for its $30 per Share offer. Lazard indicated to J.P. Morgan that the Special Committee had determined that the price of $30 per Share was not compelling and that it had rejected the offer. Lazard further indicated that the Special Committee was prepared at that time to accept an offer in the range of $40-$42 per Share. Lazard then summarized for J.P. Morgan the rationale for the Special Committee’s valuation range, based on financial projections for Hertz discussed under “The Offer — Certain Information Concerning Hertz; Certain Projections.” J.P. Morgan agreed to relay such rationale to Ford and indicated that representatives of Ford would like to meet with the Special Committee to discuss the offer.

      On December 5, 2000, Mr. Macdonald called Mr. Monahan to suggest a meeting between representatives of Ford and the Special Committee. Mr. Monahan indicated that such a meeting among the principals would be premature unless Ford was prepared to increase its offer, but that discussion between advisors could continue. Mr. Macdonald reiterated that Ford believed its offer was fair to Hertz and its stockholders and that Ford was not prepared to increase its offer at that time.

      On December 6, 2000, a representative of J.P. Morgan called Lazard. Lazard indicated that the Special Committee believed that the parties were too far apart on the issue of price to warrant discussions between the principals if Ford’s offer remained unchanged. Lazard further stated that the Special Committee would be prepared to negotiate directly with Ford if Ford increased its offer substantially.

      On December 8, 2000, Mr. Macdonald called Mr. Monahan to discuss the parties’ relative positions with respect to the price offered by Ford, during which conversation Mr. Macdonald indicated that Ford might, if such price were acceptable to the Special Committee, be prepared, as an inducement to reach an agreement quickly, to increase its offer to $34 per Share. Mr. Monahan agreed to relay this information to the Special Committee.

      On December 9, 2000, the Special Committee met via teleconference to discuss the latest developments in the negotiations with Ford and its advisors, including Mr. Monahan’s phone call with Mr. Macdonald. Representatives of Wachtell and Lazard participated in the call. Following the update, the Special Committee determined that Ford’s latest offer of $34 per Share should not be accepted.

      On December 10, 2000, representatives of Lazard called Mr. Macdonald and indicated that the Special Committee thought that $34 per Share was below the price the Special Committee considered acceptable and that Ford would need to increase its offer if further negotiations were to occur at the principal level.

      On December 14, 2000, Hertz’s management informed the Special Committee and Lazard that given continuing weakness in the car rental industry, primarily related to pricing, as well as difficult sector fundamentals in equipment rental, it was materially revising downward its internal earnings estimates for 2000.

      On December 15, 2000, Henry D.G. Wallace, Ford’s Chief Financial Officer, spoke with Mr. Monahan and indicated that a price of $40-$42 per Share would be unacceptable to Ford. Mr. Monahan indicated that, based on discussions with the Special Committee, he believed a price of $34 per Share was also unacceptable but that he would relay Ford’s view to the members of the Special Committee.

      Later in the day on December 15, 2000, the Special Committee met via teleconference to discuss the revised earnings estimates disclosed to the Special Committee on the previous day and the discussion between Messrs. Wallace and Monahan. Representatives of Wachtell and Lazard participated in the call. Following extensive discussion among the meeting participants, the Special Committee instructed Lazard to reevaluate its analysis in light of the revised earnings estimates and agreed to reconvene on December 19, 2000.

      On December 18, 2000, Mr. Monahan called Mr. Wallace to indicate that the Special Committee had concluded that a price of $34 per Share was still too low to be acceptable and suggested that Ford propose a higher offer that captured what the Special Committee viewed as “Hertz’s premium value over other car rental companies” before a meeting between the principals could take place. Mr. Wallace indicated that Ford was not prepared to increase its offer at that time.

      On December 19, 2000, the Special Committee, along with representatives from Wachtell and Lazard, convened via teleconference. The meeting participants discussed appropriate negotiation tactics in light of the downward adjusted earnings estimates and their impact on valuation, and the latest discussion between Messrs. Wallace and Monahan. The Special Committee instructed Lazard to contact J.P. Morgan.

      On December 20, 2000, Lazard and J.P. Morgan discussed the possibility of narrowing the gap between the parties’ positions so that direct contact between the principals would be productive.

      On December 21, 2000, Mr. Monahan spoke with Mr. Wallace and indicated that the Special Committee believed a fair price was closer to $40 per Share than $34 per Share. Mr. Wallace reaffirmed Ford’s belief that $34 per Share represented a fair price. Mr. Monahan referred to the December 20, 2000 conversation between the financial advisors, and Messrs. Monahan and Wallace agreed that the financial advisors for the parties should have further discussions regarding valuations.

      Later on December 21, 2000, representatives of J.P. Morgan and Lazard spoke. During this conversation, J.P. Morgan inquired as to whether there was any flexibility with respect to the Special Committee’s request for a price of $40 per Share. Lazard suggested there might be some flexibility to move to $38 per Share if there were flexibility on the part of Ford to narrow the gap between the parties.

      On December 22, 2000, J. P. Morgan discussed with Ford the content of their conversation with Lazard. Ford indicated to J.P. Morgan that Ford continued to believe that $34 per Share was a fair offer but that there was limited flexibility to increase its price. J. P. Morgan relayed this information to Lazard, which in turn relayed the information to the Special Committee.

      Later on December 22, 2000, Lazard spoke with Mr. Monahan who suggested that Lazard have further discussions with J.P. Morgan. Mr. Monahan further suggested that the Special Committee convene later that afternoon. Thereafter, per Mr. Monahan’s suggestion, Lazard spoke with J.P. Morgan. J.P. Morgan indicated that, in their opinion, while Ford continued to believe that $34 per Share was a fair price, Ford might be willing to increase its offer to $35 per Share if the Special Committee would agree to a transaction at that price.

      On the afternoon of December 22, 2000, following the phone call between Lazard and J.P. Morgan, the Special Committee convened via teleconference, along with representatives from Lazard, to consider Ford’s $35 per Share proposal. Following a discussion among the meeting participants, the Special Committee decided to adjourn until December 26, 2000 and instructed Lazard to indicate to J.P. Morgan its disappointment with the $35 per Share price and to advise J.P. Morgan that the Special Committee would consider the matter further the next week. Lazard subsequently contacted J.P. Morgan, conveyed the Special Committee’s disappointment and indicated that the parties should talk the following week.

      The Special Committee, along with representatives of Wachtell and Lazard, met via teleconference on December 26, 2000. The meeting participants reviewed the latest developments in the negotiations with Ford and its advisors. The participants discussed how the Special Committee should advance the negotiations and persuade Ford to increase its offer. Following the discussion, the Special Committee resolved to urge Ford to increase its offer and directed Mr. Monahan to contact Mr. Wallace and seek to negotiate a transaction at approximately $38 per Share.

      On December 28, 2000 and January 2, 2001, Messrs. Wallace and Monahan spoke in a further attempt to reach an agreement on a price per Share. During these conversations, Mr. Wallace maintained that Ford continued to believe that $34 per Share was a fair price and Mr. Monahan indicated that a price closer to $38 per Share would be required to reach an agreement on a transaction. Mr. Wallace indicated that such a price would be unacceptable to Ford. Both parties agreed that a prompt conclusion to the negotiation was important.

      On January 3, 2001, Hertz’s management informed the Special Committee and Lazard that the latest advance reservations data and other indicative information Hertz was receiving showed significant potential weakness in its businesses in 2001, notwithstanding the fact that Hertz had exceeded the First Call consensus estimate of $0.51 per Share by $0.01 per Share for the fourth quarter of 2000 (and its own internal December 14, 2000, downwardly revised fourth quarter earnings estimate of $0.37 per Share) due to extraordinary weather-related circumstances during the last ten days of December.

      Later on January 3, 2001, the Special Committee, along with Wachtell and Lazard, convened via teleconference to review the latest developments, including the negatively revised financial outlook from Hertz’s management and the conversations between Messrs. Monahan and Wallace. Following extensive discussion, the Special Committee resolved to ask Ford to make its best and final offer.

      On January 8, 2001, Messrs. Wallace and Monahan spoke further. Mr. Monahan indicated that he believed it was in the best interests of all parties to reach an acceptable agreement and asked Mr. Wallace for Ford’s best and final offer. Mr. Wallace indicated that Ford would be willing to make a best and final offer of $35.50 per Share.

      On January 10, 2001, as a result of the eroding overall economic outlook for 2001 and its own internal data, Hertz’s management informed the Special Committee and Lazard that it would be materially revising downward the Strategic Plan’s forecast for 2001 as well as for 2002-2005. Later that day, the Special Committee, along with Wachtell and Lazard, convened via teleconference to assess the latest events, including the anticipated new negative financial outlook from Hertz’s management. In light of the foregoing, the Special Committee discussed Ford’s “best and final offer” of $35.50 per Share. Following further discussion, the Special Committee asked Lazard to discuss further with management the revised outlook, resolved to seek a further price increase from Ford and authorized Mr. Monahan to agree to a deal at $36.50 per Share.

      Later in the day on January 10, 2001, Mr. Monahan called Mr. Wallace and indicated that the Special Committee was not prepared to accept $35.50 per Share, but would be prepared to negotiate further. Mr. Wallace informed Mr. Monahan that he had already made Ford’s best and final offer with respect to price and, therefore, there would be no further negotiations. Mr. Wallace indicated that he would undertake to draft a press release announcing the parties’ failure to agree, and send it to the Special Committee before release. As a result, later on January 10, 2001, J.P. Morgan contacted Lazard to inform them that they would be sending to Lazard a draft press release that indicated that Ford was withdrawing its offer given that it appeared that no agreement with respect to price could be reached.

      On the evening of January 10, 2001, Mr. Monahan had a telephonic discussion with Mr. Koch, during which discussion Mr. Koch advised Mr. Monahan that management expected Hertz to experience a pre-tax loss during the first quarter of 2001 and reduced earnings for the year. The discussion suggested a significant downward revision of management’s previous estimates for 2001-2005 as a result of worsening car and equipment rental industry sector fundamentals, most notably pricing, and the slowing economy.

      On the morning of January 11, 2001, Mr. Monahan spoke telephonically with Hertz’s chairman, Frank Olson and Mr. Koch. Messrs. Olson and Koch reiterated their concerns about Hertz’s financial outlook.

      In the afternoon on January 11, 2001, the Special Committee, along with representatives from Wachtell and Lazard, met via teleconference to discuss management’s downward revised financial outlook for the first quarter of 2001 and thereafter that Messrs. Olson and Koch had articulated to Mr. Monahan, the implications of this revised financial outlook for Hertz and the status of the negotiations with Ford. Following extensive discussion, the Special Committee determined to instruct Lazard to make one final effort to obtain a higher price, but that if it could not do so it would be willing to advise Ford that, subject to reaching agreement on the terms of a definitive merger agreement, it would recommend that Hertz’s stockholders accept Ford’s offer. In addition, the Special Committee authorized Wachtell to negotiate the terms of a definitive merger agreement and asked Lazard to consult with management about management’s revised estimates for 2001-2005 resulting from management’s recent guidance.

      Following the Special Committee meeting on January 11, 2001, Lazard contacted J.P. Morgan to indicate that on January 10, 2001, Mr. Monahan had been authorized by the Special Committee to accept a proposal of $36.50 per Share. Lazard further indicated their belief that if Ford were prepared to increase its offer to $36 per Share the Special Committee might be willing to reach an agreement at that price. J.P. Morgan agreed to relay this latest offer of the Special Committee to Ford.

      Still later on January 11, 2001, after speaking with Ford, J.P. Morgan contacted Lazard to indicate that Ford was unwilling to increase its offer from $35.50, that $35.50 remained its best and final offer, and that Ford believed that such price was fair to Hertz.

      Following the phone call between J.P. Morgan and Lazard on January 11, 2001, Mr. Monahan contacted Mr. Wallace and informed him that the Special Committee was willing to accept Ford’s final offer of $35.50 per Share, assuming the parties could agree on the terms of a definitive merger agreement.

      On January 12, 2001, representatives from Hertz and Wachtell met via teleconference with representatives from Ford and Morris, Nichols to discuss the draft merger agreement. During the course of the negotiation, Ford agreed to structure the transaction as a tender offer, to eliminate certain representations and warranties of Hertz contained in the draft merger agreement, and to add certain exceptions to the Hertz covenants contained in the draft merger agreement.

      On January 15, 2001, Hertz’s management finalized its downward revised financial projections for 2001-2005.

      Also on January 15, 2001, representatives from Hertz; Wachtell; Ford; Morris, Nichols and Davis Polk & Wardwell, special counsel to Ford, met via teleconference to finalize the terms of the Merger Agreement.

      On January 16, 2001, the Special Committee, along with representatives from Wachtell and Lazard met via teleconference to review the final Ford offer. Also present for a portion of the meeting were Mr. Koch; Hertz’s, Executive Vice President and Chief Financial Officer, Paul Siracusa; Hertz’s, Senior Vice President, General Counsel and Secretary, Harold Rolfe; and Hertz’s, Staff Vice President, Business and Strategic Planning, Lowell Babus. Mr. Koch presented the current outlook for Hertz, including management’s view of Hertz’s weakening prospects, and management’s view of the proposed transaction with Ford. Mr. Koch summarized the current outlook for the corporation by business sector and by region, noting that the external environment, specifically the general downturn in the U.S. economy and overseas economies, had been the driving force behind the most recent outlook. Mr. Koch further indicated that management currently projected a pre-tax loss for the first quarter in 2001 and reduced earnings for the year. In addition, Mr. Koch stated that, considering the current outlook for the future and other industry-related factors, management viewed the proposed transaction as beneficial to Hertz and its shareholders, including the minority shareholders. Finally, in response to questions from the Special Committee, Messrs. Koch and Rolfe stated that there was currently no agreement or plan to change Hertz management compensation as a result of the proposed transactions or with respect to the treatment of Hertz management stock options as a result of the proposed transactions, although management expected to discuss with Ford the treatment of Hertz stock incentive plans in light of the fact that Hertz would no longer be a public company. Following their presentation, representatives from Hertz management disconnected from the conference call.

      Next, Lazard presented to the Special Committee its analysis of the final proposal. Lazard noted that management’s revised outlook for the first quarter of 2001 and thereafter, which had been finalized on January 15, 2001, had a significant downward impact on the valuation of Hertz. These financial projections were provided to Ford, as discussed under “The Offer — Certain Information Concerning Hertz; Certain Projections.” Lazard delivered its opinion to the effect that the $35.50 per Share in cash to be received by the holders of Class A Common Stock (other than the Purchaser and its affiliates) in the Offer and subsequent Merger contemplated by the proposed Merger Agreement is fair from a financial point of view to such holders.

      Following the Lazard presentation, Wachtell reviewed the material terms of the Merger Agreement and discussed the directors’ fiduciary duties.

      Following the presentations from Mr. Koch, Lazard and Wachtell, the Special Committee (i) determined that it is fair to and in the best interests of Hertz and its stockholders (other than the Purchaser and its affiliates) to consummate the Offer and the Merger, upon the terms and subject to the conditions of the Merger Agreement and in accordance with Delaware law, (ii) determined that the Offer, the Merger and the Merger Agreement should be approved and declared advisable by the Hertz Board and (iii) resolved to recommend that the Hertz stockholders accept the Offer, tender their Shares pursuant thereto and approve and adopt the Merger Agreement and the Merger if submitted for their approval.

      After the meeting of the Special Committee, a meeting of the full Board of Directors of Hertz was convened. Messrs. W. Wayne Booker, John M. Rintamaki and Joseph A. Walker recused themselves from the meeting in light of their positions, in the case of Messrs. Booker and Rintamaki, as officers of Ford and, in the case of Mr. Walker, as a managing director of J.P. Morgan. At the meeting, the Special Committee advised the Hertz Board of its findings. Management presented its outlook for Hertz’s business that had been provided to the Special Committee and Lazard reviewed the fairness opinion that it delivered to the Special Committee. The Hertz Board, by unanimous decision of those directors participating, (i) determined that it is fair to and in the best interests of Hertz and its stockholders (other than the Purchaser and its affiliates) to consummate the Offer and the Merger upon the terms and subject to the conditions of the Merger Agreement and in accordance with Delaware law, (ii) approved and declared advisable the Offer, the Merger and the Merger Agreement and (iii) resolved to recommend that the Hertz stockholders accept the Offer, tender their Shares pursuant thereto and approve and adopt the Merger Agreement and the Merger if submitted for their approval.

      Following the Hertz Board meeting, Ford and Hertz announced in a joint press release that the parties had executed the Merger Agreement providing for the Offer and the acquisition of all Shares of Class A Common Stock at a price of $35.50 per Share.

RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE HERTZ BOARD; FAIRNESS OF THE OFFER AND THE MERGER

Recommendation of the Special Committee and the Hertz Board

      On January 16, 2001, the Special Committee:

(1) determined that it is fair to and in the best interests of Hertz and its stockholders (other than the Purchaser and its affiliates) to consummate the Offer and the Merger, upon the terms and subject to the conditions of the Merger Agreement and in accordance with Delaware law;

(2) determined that the Offer, the Merger and the Merger Agreement should be approved and declared advisable by the Hertz Board; and

(3) resolved to recommend that Hertz’s stockholders accept the Offer, tender their Shares pursuant thereto and approve and adopt the Merger Agreement and the Merger if submitted for their approval.

      On January 16, 2001, the Hertz Board, by unanimous decision of those directors participating and based upon the recommendation of the Special Committee:

(1) determined that it is fair to and in the best interests of Hertz and its stockholders (other than the Purchaser and its affiliates) to consummate the Offer and the Merger upon the terms and subject to the conditions of the Merger Agreement and in accordance with Delaware law;

(2) approved and declared advisable the Offer, the Merger and the Merger Agreement; and

(3) resolved to recommend that Hertz’s stockholders accept the Offer, tender their Shares pursuant thereto and approve and adopt the Merger Agreement and the Merger if submitted for their approval.

      Messrs. W. Wayne Booker, John M. Rintamaki and Joseph A. Walker, each directors on the Hertz Board, recused themselves from the meeting in light of their positions, in the case of Messrs. Booker and Rintamaki, as officers of Ford and, in the case of Mr. Walker, as a managing director of J.P. Morgan, Ford’s financial advisor in connection with the Offer and the Merger.

Fairness of the Offer and the Merger

The Special Committee

      In reaching the recommendations described above, the Special Committee considered a number of factors, including the following:

1. Company Operating and Financial Condition. The Special Committee took into account the current and historical financial condition and results of operations of Hertz, as well as the prospects and strategic objectives of Hertz, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the general economy and in the industries in which Hertz’s businesses operate. The Special Committee recognized Hertz’s position as the market leader with a solid management team and the strongest brand in the business. However, the Special Committee also took into account Hertz’s weakening prospects resulting from factors outside the control of Hertz management, in particular, downward pressure on pricing and deteriorating fundamentals in the auto and equipment rental sectors and a general economic slowdown. The Special Committee (together with Lazard) considered certain downward earnings estimates for Hertz prepared by management, including the following:

•	On November 3, 2000, Hertz’s management gave the Special Committee and Lazard its 5-year strategic plan (the “Strategic Plan”), updated and revised to reflect its August 31, 2000 announcement of lowered earnings estimates for the third and fourth quarters of 2000 and lower net income growth outlook for the full-year 2001.

•	On December 14, 2000, Hertz’s management informed the Special Committee and Lazard that given continuing weakness in the car rental industry, primarily related to pricing, as well as difficult sector fundamentals in equipment rental, it was again materially revising down-

ward its internal earnings estimates for the fourth quarter and full-year 2000 from $0.47 and $3.24 per Share, respectively, to $0.37 and $3.13 per Share, respectively, excluding the second quarter $5.4 million gain (or approximately $0.05 per Share) from the condemnation of real estate in California. Only due to unexpected extensions of holiday car rentals (due in part to the severe snowstorm during New Year’s Day weekend) did Hertz’s earnings exceed the December 14, 2000 estimates and exceed the First Call consensus estimate by $0.01 per Share for the fourth quarter of 2000.

•	On January 3, 2001, Hertz’s management informed the Special Committee and Lazard that the latest advance reservations data and other indicative information Hertz was receiving showed significant potential weakness in its businesses in 2001.

•	On January 10, 2001, as a result of the eroding overall economic outlook for 2001 and its own internal data, Hertz’s management informed the Special Committee and Lazard that it would be materially revising downward the Strategic Plan’s forecast for 2001 as well as for 2002-2005.

•	On January 11, 2001, Hertz’s management provided the Special Committee and Lazard with new financial guidance, significantly revising downward their previous estimates for 2001-2005, including a projected pre-tax loss for the first quarter of 2001, to reflect worsening car and equipment rental industry sector fundamentals, and the slowing economy.

•	On January 15, 2001, Hertz’s management finalized its downward revised financial projections for 2001-2005.

      2.  Transaction Financial Terms/Premium to Market Price. The Special Committee considered the relationship of the Offer Price and the Merger Consideration to the historical and projected market prices of the Shares. The Offer Price of $35.50 per Share represents a premium of 46.4% over the closing price per Share on September 20, 2000, the day before the public announcement of Ford’s preliminary non-binding proposal to acquire all of the outstanding Shares, a premium of 13.8% over the closing price per Share on August 25, 2000, approximately one month prior to Ford’s announcement and a premium of 18.3% over Ford’s initial offer price of $30 per Share.

      Although the Offer Price is below certain historical trading prices of the Shares, the Special Committee considered that the limited float in the Shares, in addition to limited trading volume and analyst coverage in the auto rental sector, were impediments to the Shares trading at levels in excess of the Offer Price.

      The Special Committee also considered the possible trading prices of the Shares in the short term and the long term in the event that the Offer were to be withdrawn or rejected. The Special Committee concluded that the trading value of the Shares would likely decline substantially in the short term as a result of the withdrawal or rejection of the Ford offer in combination with Hertz’s weakening financial outlook. In addition, as discussed above, the Special Committee considered there to be significant risks and impediments to the Shares trading above the Offer Price in the long term.

      The Special Committee believes that, after extensive negotiations by and on behalf of the Special Committee with Ford and its representatives, Hertz has obtained the highest price per Share that Ford is willing to pay. The Special Committee took into account the fact that the terms of the Offer were determined through arm’s-length negotiations between Ford and the Special Committee and its financial and legal advisors, all of whom are unaffiliated with Ford, and the judgment of the Special Committee that, based upon the negotiations that had transpired and the downward adjusted earnings projections, a price higher than $35.50 per Share could not likely be obtained and that further negotiations with Ford could cause Ford to abandon the transaction.

      The Special Committee also considered the form of consideration to be paid to holders of Shares in the Offer and the Merger, and the certainty of value of such cash consideration compared to stock. The Special Committee was aware that the consideration received by holders of Shares in the Offer and Merger would be taxable to such holders for federal income tax purposes.

      3.  Strategic Alternatives. The Special Committee considered the fact that Ford currently owns approximately 81.5% of the equity of Hertz and controls approximately 94.7% of the combined voting power of all classes of capital stock of Hertz. The Special Committee also considered the fact that in its written proposal, dated September 20, 2000, Ford made clear that it would not “sell any shares of Hertz stock that [it] own[s] directly or indirectly” and that it did not “wish to consider or participate in any possible alternative sale of Hertz common stock.” Ford confirmed this position in subsequent discussions with representatives of Lazard. Accordingly, the Special Committee concluded that an acquisition of Hertz by a third party was not a feasible alternative. In connection with its consideration of Ford’s controlling ownership interest in Hertz, the Special Committee also took into account the fact that Ford, through its legal counsel, advised the Special Committee that it would be unwilling to agree to make the proposed transaction subject to the approval of a majority of the unaffiliated public shareholders of Hertz.

      4.  Lazard Frères & Co. LLC Fairness Opinion. The Special Committee took into account presentations from Lazard and the opinion of Lazard, dated January 16, 2001, that, based upon and subject to certain considerations and assumptions, the consideration to be received by holders of Shares (other than the Purchaser and its affiliates) in the Offer and the Merger pursuant to the Merger Agreement is fair from a financial point of view to such holders. A copy of the opinion rendered by Lazard and the assumptions made by Lazard in arriving at its opinion, is attached to this Offer to Purchase as Annex B and incorporated herein by reference. Stockholders are urged to read this opinion in its entirety. The Special Committee was aware that Lazard becomes entitled to certain fees described under “The Offer — Fees and Expenses” upon the consummation of the Offer.

      5.  Timing of Completion. The Special Committee considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement, including the structure of the transactions as a tender offer for all of the Shares, which should allow stockholders to receive the transaction consideration earlier than in an alternative form of transaction, followed by the Merger in which remaining stockholders will receive the same consideration as received by stockholders who tender their Shares in the Offer.

      6.  Limited Conditions to Consummation. The Special Committee considered the fact that the obligation of Ford and the Purchaser to consummate the Offer and the Merger is subject to a limited number of conditions, with no financing condition. Moreover, Ford and the Purchaser have the financial resources to consummate the Offer and the Merger expeditiously. Ford and the Purchaser are still obligated to consummate the Merger even if no Shares are tendered in the Offer, if all other conditions to the Merger and the Offer are satisfied.

      7.  Appraisal Rights. The Special Committee considered the fact that stockholders who do not tender their Shares pursuant to the Offer will have the right to dissent from the Merger and to demand appraisal of the fair value of their Shares under the DGCL, whether or not a stockholder vote is required, as described under “Special Factors — Dissenters’ Rights.”

      8.  Possible Conflicts of Interest. The Special Committee also took into account the possible conflicts of interest of certain directors and members of management of both Hertz and Ford discussed below under “Special Factors — Interests of Certain Persons in the Offer and the Merger.”

The Hertz Board

      In reaching its determinations referred to above, the Hertz Board considered the following factors, each of which, in the view of the Hertz Board, supported such determinations: (i) the conclusions and recommendations of the Special Committee; (ii) the factors referred to above as having been taken into account by the Special Committee, including the receipt by the Special

Committee of the opinion of Lazard that, based upon and subject to the assumptions stated therein, the $35.50 per Share to be received by the stockholders of Hertz (other than the Purchaser and its affiliates) in the Offer and the Merger pursuant to the Merger Agreement is fair from a financial point of view to such holders, and the analysis presented by Lazard to the Hertz Board; and (iii) the fact that the Offer Price and the terms and conditions of the Merger Agreement were the result of arm’s-length negotiations between the Special Committee and Ford.

      The members of the Hertz Board, including the members of the Special Committee but excluding members who are officers and employees of Ford or J.P. Morgan or their affiliates, evaluated the Offer and the Merger in light of their knowledge of the business, financial condition and prospects of Hertz, and based upon the advice of financial and legal advisors.

      The Hertz Board, including the members of the Special Committee, believes that the Offer and Merger are procedurally fair because, among other things: (i) the Special Committee consisted of independent directors appointed to represent the interests of Hertz’s stockholders (other than the Purchaser and its affiliates); (ii) the Special Committee retained and was advised by its own independent legal counsel; (iii) the Special Committee retained and was advised by Lazard, as its independent financial advisor, to assist it in evaluating a potential transaction with Ford and the Purchaser; (iv) the nature of the deliberations pursuant to which the Special Committee evaluated the Offer and the Merger and alternatives thereto; and (v) the fact that the $35.50 per Share Offer Price resulted from arm’s-length bargaining between representatives of the Special Committee, on the one hand, and representatives of Ford, on the other.

      The Hertz Board and the Special Committee recognized that the Merger is not structured to require the approval of a majority of the stockholders of Hertz other than the Purchaser, and that the Purchaser currently has sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of Hertz.

      The Special Committee and the Hertz Board also recognized that, while consummation of the Offer and the Merger will result in all stockholders (other than the Purchaser and its affiliates) being entitled to receive $35.50 in cash for each of their Shares, it will eliminate the opportunity for current stockholders (other than the Purchaser and its affiliates) to participate in the benefit of increases, if any, in the value of Hertz’s business following the Merger. Nevertheless, the Special Committee and the Hertz Board concluded that this fact did not justify foregoing the receipt of the immediate cash premium represented by the $35.50 per Share Offer Price.

      Neither the Special Committee nor the Hertz Board considered the liquidation of Hertz’s assets and neither considered liquidation to be a viable course of action based on Ford’s desire for Hertz to continue to conduct its business as a subsidiary of Ford. Therefore, no appraisal of liquidation values was sought for purposes of evaluating the Offer and the Merger.

      In view of the wide variety of factors considered in connection with their evaluation of the Offer and the Merger, neither the Special Committee nor the Hertz Board found it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors they considered in reaching their determinations.

      The foregoing discussion of the information and factors considered by the Special Committee and the Hertz Board is not intended to be exhaustive but is believed to include all material factors considered by the Special Committee and the Hertz Board. Hertz’s executive officers have not been asked to make a recommendation as to the Offer or the Merger.

      The Hertz Board, by unanimous decision of those directors participating and based upon the recommendation of the Special Committee:

(1)	has determined that it is fair to and in the best interests of Hertz and its stockholders (other than the Purchaser and its affiliates) to consummate the Offer and the Merger upon the terms and subject to the conditions of the Merger Agreement and in accordance with Delaware law;

(2)	has approved and declared advisable the Offer, the Merger and the Merger Agreement; and

(3)	has resolved to recommend that Hertz’s stockholders accept the Offer, tender their Shares pursuant thereto and approve and adopt the Merger Agreement and the Merger if submitted for their approval.

      Messrs. W. Wayne Booker, John M. Rintamaki and Joseph A. Walker, each directors on the Hertz Board, recused themselves from the meeting in light of their positions, in the case of Messrs. Booker and Rintamaki, as officers of Ford and, in the case of Mr. Walker, as a managing director of J.P. Morgan, Ford’s financial advisor in connection with the Offer and the Merger.

OPINION OF FINANCIAL ADVISOR

      Under a letter agreement, dated October 16, 2000 (the “Engagement Letter”), the Special Committee of the Hertz Board retained Lazard Frères & Co. LLC to act as its financial advisor in connection with the possible purchase by Ford of the Shares. As part of this engagement, the Special Committee requested that Lazard evaluate the fairness, from a financial point of view, to the holders of Class A Common Stock (other than the Purchaser and its affiliates) of the consideration to be received by such holders pursuant to the Merger Agreement. On January 16, 2001, Lazard delivered to the Special Committee its oral opinion that, as of that date, the consideration to be received by the holders of Class A Common Stock (other than the Purchaser and its affiliates) pursuant to the Merger Agreement was fair to such holders from a financial point of view. Lazard later confirmed its oral opinion by delivering to the Special Committee a written opinion dated January 16, 2001, which stated the considerations and assumptions upon which its opinion was based.

      THE FULL TEXT OF THE OPINION DATED JANUARY 16, 2001, WHICH EXPLAINS THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE SCOPE OF THE REVIEW UNDERTAKEN BY LAZARD IN RENDERING ITS OPINION, IS ATTACHED TO THIS OFFER TO PURCHASE AS ANNEX B. LAZARD’S WRITTEN OPINION IS DIRECTED TO THE SPECIAL COMMITTEE AND ONLY ADDRESSES THE FAIRNESS OF THE CONSIDERATION TO BE RECEIVED BY THE HOLDERS OF CLASS A COMMON STOCK (OTHER THAN THE PURCHASER AND ITS AFFILIATES) IN THE OFFER AND THE MERGER PURSUANT TO THE MERGER AGREEMENT FROM A FINANCIAL POINT OF VIEW AS OF THE DATE OF THE OPINION. LAZARD’S WRITTEN OPINION DOES NOT ADDRESS ANY OTHER ASPECT OF THE OFFER OR THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HERTZ STOCKHOLDER AS TO WHETHER STOCKHOLDERS SHOULD TENDER THEIR SHARES OR HOW STOCKHOLDERS SHOULD VOTE WITH RESPECT TO THE MERGER, IF SUBMITTED FOR THEIR APPROVAL. THE FOLLOWING IS ONLY A SUMMARY OF THE LAZARD OPINION. YOU ARE URGED TO READ THE ENTIRE OPINION.

      In arriving at its opinion, Lazard, among others things:

•	reviewed the financial terms and conditions of the draft Merger Agreement dated January 16, 2001;

•	analyzed certain historical business and financial information relating to Hertz;

•	reviewed various financial forecasts and other data provided to Lazard by Hertz relating to its business;

•	held discussions with members of the senior management of Hertz with respect to the business and prospects of Hertz, and its strategic objectives;

•	reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally comparable to the business of Hertz;

•	reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believed to be generally comparable to those of Hertz, and in other industries generally;

•	reviewed the historical stock prices and trading volumes of Hertz Common Stock; and

•	reviewed such other information and conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

      In conducting its analysis and in arriving at its opinion, Lazard relied upon the accuracy and completeness of the foregoing information, and did not assume any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of Hertz, or concerning the solvency or fair value of Hertz. With respect to financial forecasts, Lazard assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Hertz as to the future financial performance of Hertz. Lazard assumed no responsibility for and expressed no view as to such forecasts or the assumptions on which they were based. Lazard’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of its opinion.

      In rendering its opinion, Lazard assumed, with the consent of the Special Committee, that the Purchaser’s acquisition of Hertz would be consummated on the terms described in the draft of the Merger Agreement it reviewed, without any waiver of any material terms or conditions by Hertz, and that obtaining the necessary regulatory approvals for the Purchaser’s acquisition of Hertz will not have an adverse effect on Hertz or the transaction. Lazard noted in its opinion that, in arriving at its opinion, with the consent of the Special Committee, it did not solicit interest from any party with respect to the acquisition of Hertz or any of its assets.

      The following is a brief summary of the material financial analyses performed by Lazard in preparing its opinion:

      Historical Stock Trading Analysis. Lazard reviewed the historical trading prices and volumes for the Shares for the period from April 25, 1997, through January 12, 2001. Lazard also compared the trading performance of the Shares for the period from April 25, 1997, to January 12, 2001, to an index of selected companies, the S&P 400 and Ford for the comparable period. Lazard compared the trading performance of the Shares on a one-year forward P/ E basis for the period from April 25, 1997, to January 12, 2001, to an index of selected companies, the S&P 400 and Ford. The index of selected comparable companies was comprised of ANC Rental, Avis, Budget and Dollar Thrifty. Lazard also reviewed the volume traded at various stock prices of the Shares for the periods from April 25, 1997, through September 20, 2000, and from September 21, 2000, through January 12, 2001.

      Public Market Valuation Analysis. Lazard reviewed and compared certain financial information for Hertz to the corresponding financial information, ratios and public market multiples for the following four publicly traded corporations:

•	ANC Rental

•	Avis

•	Budget

•	Dollar Thrifty

      The selected companies were chosen because they are publicly traded companies with operations or businesses that for purposes of analysis may be considered similar to Hertz’s operations or businesses.

      Lazard calculated and compared various financial multiples and ratios based on information it obtained from SEC filings, publicly available research reports and the Institutional Brokers Estimate System (“IBES”). The multiples for each of the selected companies were based on the most recent SEC filings, publicly available research reports, IBES and closing prices on January 12, 2001 (except for Avis, which is based on the August 14, 2000, closing price, which was one day before Cendant Corp.’s bid for Avis, which is discussed below, was announced). Lazard analyzed the following information for the selected companies:

•	adjusted enterprise value (i.e., the market value of common equity plus debt not associated with revenue earning equipment less cash) as a multiple of estimated 2000 and estimated 2001 revenues;

•	adjusted enterprise value as a multiple of estimated 2000 and estimated 2001 earnings before interest, taxes, depreciation and amortization adjusted to include depreciation and interest expense related to revenue earning equipment (“Adjusted EBITDA”);

•	adjusted enterprise value as a multiple of estimated 2000 and estimated 2001 earnings before interest and taxes adjusted to include interest expense related to revenue earning equipment (“Adjusted EBIT”); and

•	share price as a multiple of IBES estimated 2000 and 2001 earnings per share (“EPS”).

      The results of the analyses are summarized below:

	Selected Companies

	Median		Range

Adjusted Enterprise Value as a Multiple of:

Revenues

FY 2001E	0.39	x	0.16x-0.41x

FY 2000E	0.36	x	0.16x-0.42x

Adjusted EBITDA

FY 2001E	2.8	x	2.5x-4.4x

FY 2000E	3.7	x	2.7x-4.7x

Adjusted EBIT

FY 2001E	5.0	x	3.0x-5.5x

FY 2000E	5.6	x	3.4x-8.8x

Price per Share as a Multiple of EPS:

FY 2001E IBES	5.7	x	2.4x-6.8x

FY 2000E IBES	6.2	x	3.2x-8.5x

      Based on these analyses, Lazard determined that the implied equity value per Share ranged from approximately $20.50 to $27.50 per Share.

      Select Precedent Transactions Analysis. Lazard reviewed selected publicly available and stock market information of the following four transactions:

•	the acquisition of Avis Group Holdings, Inc. by Cendant Corp;

•	the acquisition of EuroDollar Rent-a-Car by Republic Industries Inc.;

•	the acquisition of Budget Rent-A-Car by Team Rental Corporation; and

•	the acquisition of National Car Rental System, Inc. by Republic Industries Inc.

      Specifically, Lazard analyzed the respective multiples of the price per share for these transactions to the last twelve month earnings per share (“LTM EPS”), and the total transaction values for these transactions to the last twelve months’ Adjusted EBIT, Adjusted EBITDA and revenues. The Lazard analysis indicated the following:

	Mean		Median		Range

Price Per Share as a multiple of LTM EPS	15.1	x	15.0	x	8.7x-21.6x

Adjusted Transaction Value as Multiple of:

LTM Revenues	0.61	x	0.60	x	0.38x-0.86x

LTM Adjusted EBITDA	6.8	x	6.3	x	5.8x-08.9x

LTM Adjusted EBIT	8.9	x	8.5	x	7.5x-11.2x

      Based on these analyses, Lazard determined that the implied equity value per Share ranged from approximately $35.00 to $42.50 per Share.

      Cendant/Avis Transaction Analysis. Lazard also separately analyzed the acquisition of Avis Group Holdings, Inc. by Cendant Corp. because of its belief that this transaction was the most relevant and recent transaction. Specifically, Lazard analyzed the multiples of the price per share in the transaction to the estimated 2000 and 2001 IBES earnings per share estimates, and the total transaction value to the estimates from publicly available research for 2000 and 2001 revenues, Adjusted EBITDA and Adjusted EBIT. The Lazard analysis indicated the following:

	Avis Multiples

	2000E		2001P

Adjusted Enterprise Value as a Multiple of:

Revenues	0.50	x	0.48	x

Adjusted EBITDA	5.8	x	5.3	x

Adjusted EBIT	7.5	x	6.5	x

Offer Price Per Share as a Multiple of:

IBES Earnings per share	8.7	x	8.3	x

      Lazard then derived a range of implied per share equity values for Hertz by applying the results for the Avis transaction listed in the charts above to corresponding data for Hertz prepared by management of Hertz. The resulting implied equity value of Hertz ranged from approximately $25.50 to $37.50 per Share.

      Discounted Equity Cash Flow Analysis. Lazard performed a discounted equity cash flow analysis to determine the indicative range of present values per Share based on projections provided by Hertz for the years 2001 through 2005. This range was determined by adding (1) the present values of the estimated future levered free cash flows that Hertz could generate over the five-year period 2001 to 2005, and (2) the present value of Hertz’s “terminal value” at the end of year 2005. The Hertz terminal value at the end of the period was determined by applying a range of one-year forward P/ E exit multiples to estimated 2006 Levered Net Income. Year 2006 Levered Net Income was determined by extrapolating 2005 Levered Net Income at its forecast growth rate for 2005. Lazard used a forward P/ E multiple to Levered Net Income range of 8.0x to 10.0x and an equity discount rate to discount levered free cash flows and the terminal value back to present value of 12.0% to 14.0%.

      In conducting the discounted equity cash flow analysis, Lazard made several adjustments to Hertz’s financial forecasts which assumed no acquisitions and applied all excess cash to the paydown of debt. Lazard adjusted Hertz’s capital structure going forward to hold it constant at Hertz’s traditional operating debt-to-equity ratio of approximately 3.9:1, with all excess cash paid out as dividends and included in Levered Free Cash Flow. Levered Net Income is calculated to reflect additional interest expense generated by the additional debt required to maintain a constant debt-to-equity ratio of 3.9:1. In addition, to reflect the constant capital structure, the average interest rate is held constant at management’s projected 2001 interest rate of 6.7%. Based on the above analysis, the indicative per share value reference range for the Shares was approximately $32.00 to $39.50 per Share.

      Comparable Minority Buyout Transaction Analysis. Lazard analyzed certain information relating to selected minority buyout transactions since 1998 that met the following criteria: (i) in cash; (ii) transaction value was greater than $50 million; (iii) acquirer controlled greater than 50% of the outstanding shares before the transaction; and (iv) 100% of the total outstanding shares were acquired. Lazard compared the final premiums/discounts paid in these selected transactions to: (i) the initial offer made in the transaction; (ii) the share price of the target company one month prior to the initial offer; (iii) the 52-week high of the target company’s share price before the initial offer; and (iv) the 52-week low of the target company’s share price before the initial offer. Lazard’s analysis indicated the following:

	Range of Acquisition
	Premiums/Discounts

	Low	Median	High

Acquisition Price as

% Premium/(Discount) to Initial Offer	(9.6)%	9.0%	45.0%

% Premium/(Discount) to One Month Prior	(26.5)%	29.6%	101.7%

% Premium/(Discount) to 52-Week High	(55.3)%	(8.9)%	50.2%

% Premium/(Discount) to 52-Week Low	(7.1)%	70.9%	288.9%

      Based on the median, low and high premiums/discounts derived from such data and applying them to the applicable price of the Shares, Lazard determined that the implied equity value per Share ranged from approximately $23.00 per Share to $69.50 per Share.

      Lazard performed a variety of financial and comparative analyses solely for the purpose of providing its opinion to the Special Committee that the consideration to be received by the holders of Shares (other than the Purchaser and its affiliates) pursuant to the Merger Agreement was fair from a financial point of view. The summary of these analyses is not a complete description of the analyses performed by Lazard. Preparing a fairness opinion is a complex analytic process and is not readily susceptible to partial analysis or summary description. Lazard believes that its analyses must be considered as a whole. Selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying the analyses and its opinion.

      In its analyses, Lazard made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Hertz. The estimates contained in these analyses and the valuation ranges resulting from any particular analysis do not necessarily indicate actual values or predict future results or values, which may be significantly more or less favorable than those suggested by these analyses. In addition, analyses and estimates relating to the value of the businesses or securities are not appraisals and do not reflect the prices at which the businesses or securities may actually be sold or the prices at which their securities may trade. As a result, these analyses and estimates are inherently subject to substantial uncertainty. No company or transaction used in the analysis as a comparison is identical to Hertz or the contemplated transaction.

      Lazard’s opinion and financial analyses were not the only factors considered by the Special Committee and the Hertz Board in making their evaluation of the Merger and should not be viewed as determinative of the views of the Special Committee, the Hertz Board or Hertz’s management.

      The opinion of Lazard was not intended to and does not constitute a recommendation to any holder of the Shares as to whether such holder should tender such holder’s Shares in the tender offer or vote in favor of the Merger.

      Under the terms of Lazard’s engagement, Hertz has agreed to pay Lazard certain fees and to reimburse Lazard for certain expenses. See “The Offer — Fees and Expenses.”

      Lazard is an internationally recognized investment banking firm and is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for real estate, corporate and other purposes. Lazard was selected to act as investment banker to the Special Committee because of its expertise and its reputation in investment banking and mergers and acquisitions.

POSITION OF FORD AND THE PURCHASER REGARDING FAIRNESS OF THE OFFER AND THE MERGER

      Ford and the Purchaser believe that the consideration to be received by Hertz’s stockholders (other than the Purchaser and its affiliates) pursuant to the Offer and the Merger is fair to Hertz’s stockholders (other than the Purchaser and its affiliates). Ford and the Purchaser base their belief on the following factors: (i) the historical and deteriorating projected financial performance of Hertz and its financial results (as discussed under “The Offer — Certain Information Concerning Hertz; Certain Projections”); (ii) the fact that the consideration to be paid in the Offer represents a premium of 46.4% over the reported closing sale price per Share on the NYSE Composite Tape on September 20, 2000, the last full trading day prior to the announcement by Hertz that it had received a preliminary, non-binding proposal from Ford to acquire all of the outstanding Shares and a premium of 18.3% over Ford’s initial offer price of $30 per share; (iii) the fact that the Offer and the Merger will each provide consideration to the stockholders entirely in cash; (iv) the fact that the Offer and the Merger and the other terms and conditions of the Merger Agreement were the result of arm’s-length, good faith negotiations between the Special Committee and Ford and their respective advisors; (v) the fact that the Special Committee received an opinion from Lazard that the $35.50 per Share in cash to be received by the holders of Shares (other than the Purchaser and its affiliates) in the Offer and the Merger is fair from a financial point of view to such stockholders; and (vi) the conclusions and recommendations of the Special Committee and the Hertz Board that each of the Offer and the Merger is fair to and in the best interests of Hertz’s stockholders (other than the Purchaser and its affiliates).

      Ford and the Purchaser did not find it practicable to assign, nor did they assign, relative weights to the individual factors considered in reaching their conclusions as to fairness. As further discussed below in “Special Factors — Purpose and Structure of the Offer and the Merger; Reasons of Ford for the Offer and Merger,” Ford believes that the acquisition of 100% of Hertz’s equity interests would give Ford greater operational flexibility and synergistic opportunity to make Hertz a key component of Ford’s business strategy. Since Ford intends for Hertz to be an ongoing part of Ford’s business, no appraisal of liquidation value was sought for purposes of valuing the Shares. Although J.P. Morgan generally assisted Ford in this transaction and, in particular, advised Ford on negotiating strategies, participated in negotiations with Lazard and analyzed Hertz’s projections and assumptions thereto, J.P. Morgan was not asked to and did not deliver a fairness opinion as to the $35.50 per Share to be received by the stockholders of Hertz (other than the Purchaser and its affiliates).

      The foregoing discussion of the information and factors considered by Ford and the Purchaser is not intended to be exhaustive but is believed to include all material factors considered by Ford and the Purchaser.

PURPOSE AND STRUCTURE OF THE OFFER AND THE MERGER; REASONS OF FORD FOR THE OFFER AND THE MERGER

      Until 1987, when Ford first acquired an ownership interest in Hertz, Hertz had been a subsidiary of UAL Corporation (formerly Allegis Corporation), which had acquired Hertz’s outstanding capital stock from RCA Corporation in 1985. Hertz became a wholly owned subsidiary of Ford as a result of a series of transactions in 1993 and 1994. Hertz continued as a wholly owned subsidiary of Ford until April 30, 1997, when Hertz completed a public offering of approximately 51.6% of the Class A Common Stock (which then represented approximately 19.1% of the economic interest in Hertz).

      Ford approved the sale of a portion of Hertz to the public as a means of unlocking the value of Ford’s interest in Hertz as reflected in the price of Ford stock. At the time of the public offering, equity in car rental companies was valued at a much higher multiple of earnings than was the equity of automotive companies. It was believed, however, that the value of the stock in Hertz owned by Ford was not fully reflected in the price of Ford stock.

      By virtue of a sale of a portion of Hertz’s equity to the public, Ford reasoned that a market value for Hertz would be established at a multiple of earnings similar to those of other car rental companies, and this value would be ascribed to Ford’s ownership interest in Hertz, which thus would be reflected in the price of Ford stock. Further, Ford believed that the higher level of transparency with respect to Hertz’s results and earnings potential as a result of the public float would result in a more reliable valuation of Hertz.

      Since the time of the sale to the public, a number of circumstances both within Ford and external to Ford have occurred that have prompted Ford to embark on this Offer and the Merger at this time.

      First, Ford’s business strategy has evolved to focus much more on the revenue stream of automotive related products and services down the value chain beyond the sale of vehicles. These include, for example, automotive repair and recycling, insurance products, telematics and rental services. This strategy is embodied in Ford’s vision to become the world’s leading consumer company for automotive products and services. By owning 100% of Hertz’s equity interests, Ford believes it will have greater operational flexibility and synergistic opportunities to make Hertz a key component of this strategy.

      Second, the primary reason for selling a portion of Hertz to the public no longer appears to be valid. Following its initial public offering, Hertz’s stock initially reflected the higher earnings multiples for car rental companies discussed above; however, more recently the stock prices of car rental companies no longer trade at significantly different multiples of earnings than that of the automotive companies. Ford believes this decline reflects Hertz’s prospects for future earnings growth due to the present economic and industry outlook affecting car rental companies generally and Hertz in particular.

      Third, Ford believes that the present capital structure of Hertz is no longer viable for the long term. This is due, in part, to the relatively small number of shares of Hertz owned by the public (the public float). Ford believes that the public float is too small to attract large institutional investors, which can have a negative effect on Hertz’s stock price despite good financial performance. Currently, Hertz’s management compensation scheme is significantly tied to the performance of the Hertz Common Stock. Ford believes that if actions are not taken to deal with this compensation issue it may be difficult to retain and/or attract quality management in the future.

      Fourth, by Ford owning 100% of Hertz’s equity interests, operational efficiencies may be achieved and significant costs associated with Hertz being public can be eliminated.

      Ford is pursuing the transaction at this time because it has concluded in recent months that the market valuations for car rental companies are not likely to improve in the near future. In addition, until recently, Ford’s management’s time and efforts were focused primarily on other transactions such as the acquisition of the Land Rover business from the BMW Group, the spin-off of Visteon Corporation (Ford’s former automotive components and systems subsidiary) and a recapitalization of Ford, known as Ford’s Value Enhancement Plan.

      Ford believes that this transaction will result in a number of benefits to Hertz including providing increased operating flexibility with respect to its relationship with Ford, the elimination of certain expenses relating to its being a public company, and alignment of Hertz’s management goals and compensation programs with those of Ford, eliminating or reducing the management retention problems that might otherwise result. The acquisition of the Shares not owned by the Purchaser or its affiliates has been structured as a cash tender offer followed by a cash merger in order to effect a prompt and orderly transfer of ownership of Hertz from the public stockholders to Ford and provide stockholders with cash for all of their Shares.

      Ford has concluded that the Offer and the Merger, including the $35.50 per Share in cash to be received by stockholders of Hertz (other than the Purchaser and its affiliates), are fair to the holders of the Shares (other than the Purchaser and its affiliates) based upon the factors described above under “Special Factors — Position of Ford and the Purchaser Regarding Fairness of the Offer and the Merger.”

PLANS FOR HERTZ AFTER THE OFFER AND THE MERGER; CERTAIN EFFECTS OF THE OFFER

      Pursuant to the Merger Agreement, upon completion of the Offer, Ford and the Purchaser intend to effect the Merger in accordance with the Merger Agreement. See “Special Factors — The Merger Agreement.”

      Except as otherwise described in this Offer to Purchase, Ford has no current plans or proposals or negotiations which relate to or would result in: (i) other than the Merger, an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Hertz or any of its subsidiaries; (ii) any purchase, sale or transfer of a material amount of assets of Hertz or any of its subsidiaries; (iii) any change in the management of Hertz or any change in any material term of the employment contract of any executive officer; or (iv) any other material change in Hertz’s corporate structure or business.

      Nevertheless, Ford may initiate a review of Hertz and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable, following the Merger in order best to organize and integrate the activities of Hertz and Ford. In particular, Ford plans to change the Hertz Board by electing persons as directors of Hertz who likely will be employees of Ford or Hertz or their affiliates, and may also consider material changes in the present dividend rate and policy, indebtedness and capitalization of Hertz and may consider pursuing acquisition opportunities through Hertz. In addition, Ford may take actions to achieve cost savings through potential scale efficiencies. Ford may also take steps to align goals and rewards in the merged Hertz organization such as adopting a Ford incentive plan for Hertz management. Ford may also seek to improve operating flexibility by transferring ownership and management responsibility of a fleet leasing business to Hertz. Ford expressly reserves the right to make any changes that it deems necessary or appropriate in light of its review or in light of future developments.

      As a result of the Offer, the direct and indirect interest of Ford in Hertz’s net book value and net earnings will increase to the extent of the number of Shares acquired under the Offer. Following consummation of the Merger, Ford’s indirect interest in such items will increase to 100% and Ford and its subsidiaries will be entitled to all benefits resulting from that interest, including all income generated by Hertz’s operations and any future increase in Hertz’s value and the right to elect all members of the Hertz Board. Similarly, Ford will also bear the risk of losses generated by Hertz’s operations and any decrease in the value of Hertz after the Merger. Upon consummation of the Merger, Hertz will become a privately held corporation. Accordingly, stockholders other than the Purchaser will not have the opportunity to participate directly in the earnings and growth of Hertz after the Merger and will not have any right to vote on corporate matters. Similarly, stockholders will not face the risk of losses generated by Hertz’s operations or decline in the value of Hertz after the Merger. If the Merger had been consummated at January 1, 2000, Purchaser’s beneficial interest in the net book value (stockholders’ equity) at December 31, 2000, and net income of Hertz for the year ended December 31, 2000, would have increased to 100% or $1,984.1 million and $358.4 million, respectively. See “The Offer — Certain Information Concerning Hertz; Certain Projections.”

      As a result of the Merger, public trading of Hertz’s Class A Common Stock will cease and the registration of such shares under the Exchange Act will be terminated. Consequently, following the Merger, Hertz will be relieved of the duty to file proxy and information statements, and its officers, directors and more than 10% stockholders will be relieved of the reporting requirements under, and the “short swing” profit liability provisions of, Section 16 of the Exchange Act. Hertz will no longer be a public company and its stock will no longer be traded on the NYSE. However, because its debt securities will continue to be publicly-traded, Hertz will continue to file periodic reports under the Exchange Act following the Merger.

      Hertz currently has an Employee Stock Purchase Plan (the “ESPP”) permitting eligible employees of Hertz and certain of its subsidiaries to purchase Shares of Class A Common Stock through accumulated after-tax payroll deductions at a discount to fair market value. Hertz has informed the Purchaser that the ESPP will be terminated not later than the earlier of the Effective Time (as defined below) of the Merger or such time as the Shares are de-listed from the NYSE. Upon termination of the ESPP, all accumulated after-tax payroll deductions that have not been used to purchase Class A Common Stock will be returned to the participants, without interest, in accordance with the terms of the ESPP.

      Hertz currently has a Long-Term Equity Compensation Plan under which options to purchase Shares of Class A Common Stock and awards of restricted Shares of Class A Common Stock have been granted to officers and certain employees of Hertz and its subsidiaries. Hertz also currently has a Nonemployee Director Stock Option Plan under which options to acquire Shares of Class A Common Stock have been granted to nonemployee Directors of Hertz.

      Participants who own Shares through the ESPP may tender such Shares pursuant to the Offer and receive the Offer Price for such Shares or, if such Shares are not tendered, will be entitled to receive the Merger Consideration for such Shares as soon as practicable following the Effective Time in accordance with the terms of such plan and the Merger Agreement. Participants who own restricted Shares granted under the Long-Term Equity Compensation Plan may not tender such Shares in the Offer, but will receive the Merger Consideration for each Share as soon as practicable following the Effective Time in accordance with the terms of the Merger Agreement. Subject to approval of, and any applicable conditions imposed by, the Compensation Committee of Ford’s Board of Directors and the Hertz Board, in general, Ford plans (i) to convert to Ford stock options outstanding Hertz stock options granted under the Long-Term Equity Compensation Plan, and (ii) to cash out outstanding Hertz stock options granted under the Nonemployee Director Stock Option Plan based on a Black-Scholes valuation.

THE MERGER AGREEMENT

      The following is a summary of the Merger Agreement, which is attached as Annex A to this Offer to Purchase. The summary is qualified in its entirety by reference to the Merger Agreement. The following summary may not contain all of the information important to you. Capitalized terms not otherwise defined in the following summary or elsewhere in this Offer to Purchase shall have the meanings set forth in the Merger Agreement.

      The Offer. The Merger Agreement provides for the making of the Offer. The Merger Agreement provides that Ford will cause the Purchaser to commence the Offer as promptly as practicable, but in no event later than 15 business days from the public announcement by Ford and Hertz of the Merger Agreement. Subject to applicable SEC regulations, the Purchaser (i) shall not be required to purchase, (ii) may delay the payment for, and (iii) may terminate the Offer as to any Shares not already paid for if any of the events described in “The Offer — Conditions of the Offer” occur at any time on or after January 16, 2001.

      Although the Purchaser has expressly reserved the right to amend or make changes in the terms and conditions of the Offer, the Purchaser agreed in the Merger Agreement that it will not, without prior written consent of Hertz: (i) decrease the Offer Price or change the form of the consideration payable in the Offer; (ii) impose any additional conditions to the Offer from those described below in “The Offer — Conditions of the Offer,” or (iii) otherwise amend the Offer in a manner that would adversely affect holders of Shares. Hertz has agreed that no Shares held by Hertz or any subsidiary of Hertz will be tendered pursuant to the Offer.

      The “Initial Expiration Date” of the Offer will be Midnight on Friday, March 2, 2001. The Purchaser has the right to extend the Offer beyond the Initial Expiration Date in the following events: (i) from time to time if, at the Initial Expiration Date (or an extended expiration date, if applicable), any of the conditions to the Offer have not been satisfied or waived; (ii) for any period required by the SEC or applicable law; (iii) for an aggregate of ten business days (for all such extensions) if all of the conditions to the Offer have been satisfied or waived but the number of Shares validly tendered and not withdrawn is insufficient to result in the Purchaser owning at least 90% of the Shares then outstanding; or (iv) pursuant to an amendment to the Offer providing for a “subsequent offering period” not exceeding 20 business days, to the extent permitted under, and in compliance with, Rule 14d-11 of the Exchange Act.

      Recommendation. Each of the Special Committee and the Hertz Board has (i) determined that each of the Offer and the Merger is fair to and in the best interests of Hertz’s stockholders (other than the Purchaser and its affiliates); (ii) approved the Merger Agreement and the transactions contemplated thereby, including, without limitation, the Offer and the Merger; and (iii) resolved to recommend that Hertz’s stockholders accept the Offer, tender their Shares pursuant thereto and approve and adopt the Merger Agreement and the Merger if submitted for their approval. However, this recommendation may be withdrawn or modified to the extent that the Hertz Board, based on the recommendation of the Special Committee, determines in good faith, based on the advice of outside counsel, that such recommendation would be inconsistent with its fiduciary duties to Hertz’s stockholders under applicable law.

      The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, FSG II shall be merged with and into Hertz. As soon as practicable, and in no event later than three business days, after the satisfaction or waiver of the conditions set forth in Article VIII of the Merger Agreement, as described below in “— Conditions to the Merger,” (or on such other date as the parties to the Merger Agreement agree to in writing) Ford, the Purchaser, FSG II and Hertz shall cause the Merger to be consummated by filing a certificate of merger or a certificate of ownership and merger (the “Merger Certificate”) with the Secretary of State of the State of Delaware in accordance with the DGCL. The filing of the Merger Certificate or such later time as may be agreed to by the parties to the Merger Agreement and set forth in the Merger Certificate shall be the “Effective Time” of the Merger.

      As a result of the Merger, the separate corporate existence of FSG II will cease and Hertz will be the Surviving Corporation, with all of its rights, privileges, immunities, powers and franchises continuing unaffected by the Merger. The certificate of incorporation and bylaws of Hertz as in effect immediately prior to the Effective Time will be the certificate of incorporation and bylaws of the Surviving Corporation, until thereafter amended as provided by law and such certificate of incorporation and bylaws. The individuals serving as directors and officers of Hertz at the Effective Time will be the directors and officers of the Surviving Corporation from and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law.

      At the Effective Time, (i) each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than Shares of holders exercising dissenters’ rights, as described below in “Special Factors — Dissenters’ Rights,” and Shares to be cancelled as provided in

(ii) below) will be converted into the right to receive the Merger Consideration; (ii) each share of Common Stock held in the treasury of Hertz or owned by the Purchaser or any direct or indirect wholly owned subsidiary of the Purchaser or Hertz immediately prior to the Effective Time will be cancelled, and no payment or distribution will be made with respect to such Common Stock; and (iii) each share of common stock of FSG II issued and outstanding immediately prior to the Effective Time will be converted into one share of Class A Common Stock of the Surviving Corporation.

      Agreements of the Purchaser and Hertz. The Merger Agreement provides that if, as a result of the purchase of Shares pursuant to the Offer, the Purchaser owns in the aggregate at least 90% of the Shares outstanding upon completion of the Offer and continues to hold at least 90% of the outstanding Class B Common Stock, the parties will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after satisfaction or waiver of the conditions to the Merger set forth in Article VIII of the Merger Agreement, as described below in “— Conditions to the Merger,” without a meeting of stockholders in accordance with Section 253 of the DGCL. Such method is referred to herein as a “Short-Form Merger.” Following the purchase of Shares pursuant to the Offer, if the Purchaser owns in the aggregate less than 90% of the Shares outstanding, the Purchaser has agreed to convert such number of shares of Class B Common Stock into Class A Common Stock to the extent that, after giving effect to such conversion, Ford and the Purchaser would own in the aggregate the number of Shares necessary to effect a Short-Form Merger.

      Stockholders’ Meeting and Information Statement. Pursuant to the Merger Agreement, if required by law in order to consummate the Merger, (a) Hertz will take all action necessary to seek approval of the Merger and adoption of the Merger Agreement, either at a meeting or by written consent of the stockholders of Hertz, as promptly as practicable, and (b) as promptly as practicable after the acceptance for payment and purchase of Shares by the Purchaser pursuant to the Offer, Ford, the Purchaser, FSG II and Hertz will prepare, and Hertz will file with the SEC, a proxy statement, consent solicitation statement or information statement (referred to herein as an “Information Statement”) relating to the Merger to seek approval and adoption of the Merger Agreement. If a vote of the stockholders of Hertz is necessary to effect the Merger, the Purchaser has agreed in the Merger Agreement to vote or cause to be voted all shares of Common Stock owned by it in favor of the approval and adoption of the Merger Agreement and the Merger. If an Information Statement is required, Hertz has agreed that, subject to the fiduciary duties of the Hertz Board and the Special Committee, such Information Statement will include the recommendation of the Hertz Board and the Special Committee that the stockholders of Hertz approve and adopt the Merger Agreement.

      Certain Covenants. Hertz has agreed that, prior to the Effective Time, Hertz will, and will cause its subsidiaries to: (i) operate its business in the usual and ordinary course consistent with past practices, (ii) use its reasonable best efforts to preserve substantially intact its business organization, maintain its rights and franchises, retain the services of its respective principal officers and key employees and maintain its relationships with its respective principal customers, suppliers and other persons with which it or any of its subsidiaries has significant business relations, (iii) use its reasonable best efforts to maintain and keep its properties and assets in as good repair and condition as at present, ordinary wear and tear excepted, and (iv) take no action with respect to options to purchase stock of Hertz that would result in an acceleration of vesting of such stock options in connection with the execution and delivery of the Merger Agreement or the consummation of any transactions contemplated thereby or otherwise.

      Pursuant to the Merger Agreement, Hertz has agreed to impose certain specific restrictions, subject to exceptions described in the Merger Agreement, on itself and its subsidiaries effective from the date of the Merger Agreement until the Effective Time. These include restrictions on: (i) changes to employment, compensation or employee benefit arrangements with directors and executive officers; (ii) the payment of dividends or other distributions other than regular quarterly dividends; (iii) redemptions, purchases or exchanges of capital stock, reorganizations or recapitalization of

Hertz, or any split or combination of Hertz’s capital stock; (iv) the issuance of capital stock of Hertz, securities convertible into capital stock or rights, warrants or options to purchase capital stock, or the amendment of existing rights, warrants or options; (v) making significant acquisitions, disposals or investments; (vi) amendments to Hertz’s certificate of incorporation or bylaws; (vi) changes to accounting methods, writing down of intangible assets, changes to federal income tax elections or settling any material federal income tax liability; or (vii) incurring indebtedness other than in the ordinary course of business or prepaying long-term debt.

      Hertz has agreed to give prompt notice to the Purchaser and FSG II of the occurrence or nonoccurrence of: (i) any event causing a representation or warranty contained in the Merger Agreement to be untrue or inaccurate or any event causing a covenant or condition not to be complied with; and (ii) any failure of Hertz to comply with or satisfy any covenant, condition or agreement under the Merger Agreement. Hertz has also agreed to give the Purchaser and FSG II prompt written notice of any proposal, offer or other communication from any person: (x) relating to the acquisition of substantially all of the capital stock or assets of Hertz; (y) to enter into any business combination with Hertz or any of its subsidiaries; or (z) to enter into any other extraordinary business transaction involving Hertz or any of its subsidiaries.

      The parties to the Merger Agreement have agreed that the certificate of incorporation of the Surviving Corporation will contain the provisions relating to the indemnification of officers and directors currently contained in the certificate of incorporation of Hertz and that, for a period of six years after the Effective Time, such provisions will not be modified in any way that adversely affects the rights of individuals who were, at or prior to the Effective Time, officers or directors of Hertz in respect of actions or omissions occurring at or prior to the Effective Time. From and after the Effective Time, the Surviving Corporation will indemnify and hold harmless each present and former director and officer of Hertz and of each subsidiary of Hertz, and each individual who served as a director, officer, trustee, partner, fiduciary, employee or agent of another entity at the request of Hertz against all liabilities in respect of acts or omissions occurring at or before the Effective Time (including the transactions contemplated by the Merger Agreement). For six years from the Effective Time, Ford has agreed to provide directors’ and officers’ liability insurance covering those persons who are currently covered by the directors’ and officers’ liability insurance policy currently provided for directors and officers of Hertz on terms comparable to such existing coverage, provided that Ford has no obligation to provide or maintain levels of coverage in excess of those to which directors and officers of Ford are at the time entitled. If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of the Surviving Corporation, as the case may be, shall assume the indemnification and insurance obligations of the Surviving Corporation discussed in this paragraph.

      Representations and Warranties. The Merger Agreement contains customary representations and warranties of the parties thereto including representations by Hertz with respect to, among other things: its organization and qualification and that of its subsidiaries; its certificate of incorporation and bylaws; capitalization; authority relative to the Merger Agreement; no conflicts; required filings and consents; SEC filings; financial statements; absence of certain changes or events; options and employment contracts; brokers; opinion of financial adviser and state takeover statutes. Certain representations and warranties in the Merger Agreement are qualified as to “materiality” or “Material Adverse Effect” on Hertz. For purposes of the Merger Agreement the term “Material Adverse Effect” means any change or effect that, individually or when taken together with all other such changes or effects, is or is reasonably likely to be materially adverse to the financial condition, assets, liabilities, business, operations or earnings of Hertz and its subsidiaries, taken as a whole, other than any such effect arising out of or resulting from general economic conditions or from changes in or generally affecting the industry in which Hertz operates or any effect arising out of the

Merger Agreement or, with certain exceptions, the transactions contemplated by the Merger Agreement or the public announcement thereof.

      The Merger Agreement also contains representations by Ford, the Purchaser and FSG II with respect to, among other things, their organization and qualification; their authority relative to the Merger Agreement; no conflicts; required filings and consents; financing; and the operations of FSG II.

      Conditions to the Merger. Article VIII of the Merger Agreement provides that the obligations of Ford, the Purchaser, FSG II and Hertz to consummate the Merger are subject to the satisfaction of the following conditions: (i) if required by Delaware law, the Merger Agreement shall have been approved and adopted by the requisite affirmative vote of the stockholders of Hertz in accordance with Delaware law and Hertz’s certificate of incorporation; (ii) no governmental entity shall have enacted, issued, promulgated, enforced or entered any law, executive order or award (whether temporary, preliminary or permanent) that is then in effect and has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; and (iii) the Purchaser shall have purchased Shares pursuant to the Offer, except where the reason for failure to purchase Shares pursuant to the Offer is the absence of tenders of Shares.

      Termination. The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement by the stockholders of Hertz, (i) by mutual written consent duly authorized by the board of directors of each of Hertz, the Purchaser and FSG II; (ii) by Hertz, the Purchaser or FSG II in the event of a final and nonappealable order or action by a government entity restraining, enjoining or otherwise prohibiting consummation of the Offer or the Merger; (iii) by the Purchaser or FSG II if the Special Committee withdraws, modifies or changes its recommendation of the Merger Agreement, the Offer or the Merger in a manner adverse to the Purchaser or FSG II or shall have resolved to do any of the foregoing; (iv) prior to the purchase of Shares pursuant to the Offer, by the Purchaser or FSG II upon a breach of any representation, warranty, covenant or agreement on the part of Hertz set forth in the Merger Agreement, or if any representation or warranty of Hertz shall have become untrue, provided that, if such breach is curable by Hertz through the exercise of its reasonable efforts and for as long as Hertz continues to exercise such reasonable efforts, the Purchaser and FSG II may not terminate the Merger Agreement under this provision; (v) prior to the purchase of Shares pursuant to the Offer, by Hertz upon a breach of any representation, warranty, covenant or agreement on the part of the Purchaser or FSG II set forth in the Merger Agreement, or if any representation or warranty of the Purchaser or FSG II shall have become untrue, provided that, if such breach is curable by the Purchaser or FSG II as the case may be, through the exercise of its reasonable efforts and for as long as the Purchaser or FSG II, as the case may be, continues to exercise such reasonable efforts, Hertz may not terminate the Merger Agreement under this provision; (vi) by Hertz (as agreed to by the Special Committee) if due to an occurrence or circumstance, not involving a breach by Hertz of its obligations under the Merger Agreement, which would result in a failure to satisfy any of the conditions described in “The Offer — Conditions of the Offer” or otherwise, the Purchaser shall have failed to commence the Offer within 15 business days following the date of the Merger Agreement, terminated the Offer or permitted the Offer to expire without the purchase of Shares thereunder; or (vii) by the Purchaser or FSG II after June 30, 2001, if the Purchaser shall not have theretofore purchased Shares pursuant to the Offer solely as a result of a failure to satisfy any of the conditions described in “The Offer — Conditions of the Offer.” If the Merger Agreement is terminated, the Merger Agreement will become void and there will be no liability under the Merger Agreement on the part of Ford, the Purchaser, FSG II or Hertz or any of their respective officers or directors, and all rights and obligations of the parties will cease, provided that termination will not relieve any party from liability for a willful breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement.

      Fees and Expenses. All expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, whether or not the Offer, the Merger or any other transaction is consummated.

      Amendment and Waivers. To the fullest extent permitted by the DGCL, the Merger Agreement may be amended by the parties by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time, provided that any such amendment that changes the Offer Price or the Merger Consideration must also be approved by the Special Committee.

      At any time prior to the Effective Time, any party to the Merger Agreement may (i) extend the time for the performance of any obligation or other act of another party to the Merger Agreement, (ii) waive any inaccuracy in the representations and warranties of another party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement and (iii) waive compliance with any agreement of another party or condition to its own obligations contained in the Merger Agreement, provided that, if Hertz seeks to make such extension or waiver as provided in clause (i), (ii) or (iii) above, it must first obtain the approval of the Special Committee. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound.

DISSENTERS’ RIGHTS

      Under Section 262 of the DGCL, any holder of Shares at the Effective Time (a “Remaining Stockholder”) who does not wish to accept the Merger Consideration pursuant to the Merger has the right to seek an appraisal and be paid the “fair value” of its Shares at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to it in cash provided that such holder complies with the provisions of such Section 262 of the DGCL.

      The following is a brief summary of the statutory procedures to be followed by a Remaining Stockholder in order to dissent from the Merger and perfect appraisal rights under Delaware law. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex C hereto. Any Remaining Stockholder considering demanding appraisal is advised to consult legal counsel. Dissenters’ rights will not be available unless and until the Merger is consummated.

      Remaining Stockholders of record who desire to exercise their appraisal rights must fully satisfy all of the following conditions. A written demand for appraisal of Shares must be delivered to the Secretary of Hertz (x) before the taking of the vote on the approval and adoption of the Merger Agreement if the Merger is being consummated following approval thereof at a meeting of Hertz’s stockholders (a “long-form merger”) or (y) within 20 days after the date that the Surviving Corporation mails to the Remaining Stockholders a notice (the “Notice of Merger”) to the effect that the Merger has been approved and/or is effective and that appraisal rights are available (and includes in such notice a copy of Section 262 of the DGCL and any other information required thereby) if the Merger is being effected without a vote or meeting of Hertz’s stockholders either in a Short-Form Merger pursuant to Section 253 of the DGCL or otherwise by stockholder written consent without a meeting of stockholders (both of which are referred to in this discussion as a “Short-Form Merger”). If the Merger is effected as a long-form merger, this written demand for appraisal of Shares must be in addition to and separate from any proxy or vote abstaining from or against the approval and adoption of the Merger Agreement, and neither voting against, abstaining from voting, nor failing to vote on the Merger Agreement will constitute a demand for appraisal within the meaning of Section 262 of the DGCL. In the case of a long-form merger, any stockholder seeking appraisal rights must hold the Shares for which appraisal is sought on the date of the making of the demand, continuously hold such Shares through the Effective Time, and otherwise comply with the provisions of Section 262 of the DGCL. Any holder of Shares who votes or delivers a written consent in favor of the Merger Agreement, as the case may be, will lose appraisal rights under Section 262.

      In the case of both a Short-Form Merger and a long-form merger, a demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stock certificates. If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner.

      A record owner, such as a broker, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which the holder is the record owner. In such case the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the date of any meeting of stockholders of Hertz called to approve the Merger in the case of a long-form merger and within 20 days following the mailing of the Notice of Merger in the case of a Short-Form Merger.

      Remaining Stockholders who elect to exercise appraisal rights must mail or deliver their written demands to: Secretary, The Hertz Corporation, 225 Brae Boulevard, Park Ridge, NJ 07656. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of Shares covered by the demand and that the stockholder is thereby demanding appraisal of such Shares. In the case of a long-form merger, Hertz must, within ten days after the Effective Time, provide notice of the Effective Time to all stockholders who have complied with Section 262 of the DGCL and have not voted for approval and adoption of the Merger Agreement.

      Remaining Stockholders electing to exercise their appraisal rights under Section 262 must not vote for the approval and adoption of the Merger Agreement or consent thereto in writing. Voting or consenting in favor of the approval and adoption of the Merger Agreement, or delivering a proxy in connection with the stockholders meeting called to approve the Merger Agreement (unless the proxy votes against, or expressly abstains from the vote on, the approval and adoption of the Merger Agreement), will constitute a waiver of the stockholder’s right of appraisal and will nullify any written demand for appraisal submitted by the stockholder.

      Regardless of whether the Merger is effected as a long-form merger or a Short-Form Merger, within 120 days after the Effective Time, either Hertz or any stockholder who has complied with the required conditions of Section 262 and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares of the dissenting stockholders. This petition must also be served on the Surviving Corporation. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the Shares owned by such stockholders, determining the fair value of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value. In determining fair value, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., et al., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that in making this determination of fair value the court must consider “market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of merger which throw any light on future prospects of the merged corporation ...” The Delaware Supreme Court has construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” However, the court noted that Section 262 provides that fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.”

      Remaining Stockholders who in the future consider seeking appraisal should have in mind that the fair value of their Shares determined under Section 262 could be more than, the same as, or less than the Merger Consideration if they do seek appraisal of their Shares, and that opinions of investment banking firms as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262 of the DGCL. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

      Any Remaining Stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote for any purpose the Shares subject to such demand or to receive payment of dividends or other distributions on such Shares, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

      At any time within 60 days after the Effective Time, any former holder of Shares shall have the right to withdraw his or her demand for appraisal and to accept the Merger Consideration. After this period, such holder may withdraw his or her demand for appraisal only with the consent of Hertz as the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease and all stockholders shall be entitled to receive the Merger Consideration. Inasmuch as Hertz has no obligation to file such a petition, and Ford has no present intention to cause or permit the Surviving Corporation to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis. No petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

      Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

      APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS CONSUMMATED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

      STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

BENEFICIAL OWNERSHIP OF COMMON STOCK

Hertz

      The following table sets forth certain information regarding beneficial ownership of Hertz Common Stock as of December 31, 2000 for (i) each person who is known by Hertz to be the beneficial owner of more than five percent of any class of Hertz’s voting securities, (ii) each director and each named executive officer of Hertz and (iii) all directors and officers of Hertz as a group. Unless otherwise indicated, Ford and the Purchaser believe, based on reports filed with the SEC and on information supplied by Hertz, that the individuals listed each have sole voting and investment power with respect to such shares.

	Number of Shares		Percentage of			Percent of
	Beneficially Owned		Class(1)		Percentage of	Voting Power
Name and address of					Outstanding	of Outstanding
Beneficial Owner	Class A	Class B	Class A	Class B	Common Stock	Common Stock

Ford FSG, Inc.
The American Road
Dearborn, Michigan

48126-1899	20,245,833	67,310,167	50.4%	100%	81.5%	94.7%
Goldman Sachs Asset Management(2)
1 New York Plaza

New York, New York 10004	2,226,301	—	5.5%	—	2.1%	*

Frank A. Olson(3)(4)	162,060	—	*	—	*	*

Craig R. Koch(3)(4)(5)	243,001	—	*	—	*	*

Joseph R. Nothwang(3)(4)(5)	67,274	—	*	—	*	*

Paul J. Siracusa(3)(4)(5)	31,280	—	*	—	*	*

Brian J. Kennedy(3)(4)(5)	29,286	—	*	—	*	*

Charles L. Shafer(3)(4)(5)	14,674	—	*	—	*	*

W. Wayne Booker	5,000	—	*	—	*	*

Louis C. Burnett(3)	1,000	—	*	—	*	*

Michael T. Monahan(3)	1,000	—	*	—	*	*

Peter J. Pestillo	5,000	—	*	—	*	*

John M. Rintamaki	500	—	*	—	*	*

John M. Thompson(3)	5,200	—	*	—	*	*

Joseph A. Walker(3)	1,000	—	*	—	*	*

All Directors and Executive Officers as a Group (20 persons)	652,536	—	1.6%	—	*	*

*	Less than 1%

(1)	Calculated on the basis of 40,177,324 shares of Class A Common Stock and 67,310,167 shares of Class B Common Stock outstanding as of December 31, 2000.

(2)	Based on Schedule 13G, dated February 14, 2000, filed with the SEC, which indicates that (a) Goldman Sachs Asset Management is a separate operating division of Goldman, Sachs & Co., and (b) Goldman Sachs Asset Management is a registered investment advisor under Section 203 of the Investment Advisors Act of 1940 and, as a result, is the beneficial owner of 2,226,301 shares of Class A Common Stock, of which Goldman Sachs Asset Management has sole voting power over 1,877,242 shares and sole dispositive power over 2,226,301 shares.

(3)	On December 31, 2000, or within 60 days after that date, the following individuals have exercisable options to acquire shares of Hertz Class A Common Stock awarded under the Hertz Long-Term Equity Compensation Plan as follows: Mr. Kennedy — 59,837; Mr. Koch — 162,822; Mr. Nothwang — 223,910; Mr. Olson — 355,138; Mr. Shafer — 49,700;

Mr. Siracusa — 81,444; and All Directors and Executive Officers as a Group (20 persons) — 1,163,545 options. Such options are not reflected in the table above.

On December 31, 2000 or within 60 days after that date, each of the following individuals has 1,485 exercisable options to acquire shares of Hertz Class A Common Stock awarded under the Hertz Nonemployee Director Stock Option Plan: Mr. Burnett, Mr. Monahan, Mr. Thompson and Mr. Walker. Such options are not reflected in the table above.

(4)	Includes shares acquired under Hertz’s Employee Stock Purchase Plan, as follows: Mr. Kennedy — 800 shares, Mr. Koch — 1,349 shares; Mr. Nothwang — 1,259 shares; Mr. Olson — 572 shares; Mr. Shafer — 1,174 shares; Mr. Siracusa — 1,227 shares; and All Directors and Executive Officers as a Group (20 persons) — 10,761 shares.

(5)	Includes restricted shares of Class A Common Stock, as follows: Mr. Koch — 205,200 shares; Mr. Nothwang — 40,110 shares; Mr. Siracusa — 20,053 shares; Mr. Kennedy — 20,053 shares; Mr. Shafer — 10,000 shares; and All Directors and Executive Officers as a Group (20 persons) — 355,522 shares. The restrictions lapse over time between April, 2001 and January, 2007.

Ford, the Purchaser and FSG II

      The following table sets forth certain information regarding beneficial ownership of Hertz Common Stock as of December 31, 2000 for (i) each director and each executive officer of Ford, the Purchaser and FSG II, (ii) all directors and executive officers of Ford as a group, (iii) all directors and executive officers of the Purchaser as a group and (iv) all directors and executive officers of FSG II as a group. Unless otherwise indicated, Ford and the Purchaser believe that the individuals listed each have sole voting and investment power with respect to such shares.

	Number of Shares
	Beneficially		Percentage of			Percent of Voting
	Owned		Class(1)		Percent of	Power of
Name and address of					Outstanding	Outstanding
Beneficial Owner	Class A	Class B	Class A	Class B	Common Stock	Common Stock

W. Wayne Booker(3)	5,000	—	*	—	*	*

William J. Cosgrove(2)	1,000	—	*	—	*	*

Lloyd E. Hansen(2)	530	—	*	—	*	*

Malcolm S. Macdonald(4)	2,000	—	*	—	*	*

Jacques A. Nasser(2)	10,000	—	*	—	*	*

John M. Rintamaki(3)	500	—	*	—	*	*

Dennis Ross(3)	3,690	—	*	—	*	*

Neil M. Schloss(5)	250	—	*	—	*	*

All Directors and Executive Officers of Ford as a Group (7 persons)	22,720	—	*	—	*	*

All Directors and Executive Officers of the Purchaser as a Group (4 persons)	11,440	—	*	—	*	*

All Directors and Executive Officers of FSG II as a Group (1 person)	2,000	—	*	—	*	*

*	Less than 1%

(1)	Calculated on the basis of the number of shares of each class of Common Stock outstanding as of December 31, 2000.

(2)	Director and/or Executive Officer of Ford only.

(3)	Director and/or Executive Officer of Ford and the Purchaser.

(4)	Director and/or Executive Officer of Ford, the Purchaser and FSG II.

(5)	Executive Officer of Purchaser only.

TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES

      Other than ordinary course purchases or sales under the ESPP or the Equity Compensation Incentive Plans, to the knowledge of Hertz, Ford and the Purchaser, no transactions in the Shares have been effected during the past 60 days by (i) Hertz or its executive officers, directors, affiliates or associates or majority owned subsidiaries or any executive officer or director of any subsidiary, (ii) Ford or its executive officers, directors, affiliates or any associates or majority owned subsidiaries or any executive officer or director of any subsidiary, or (iii) the Purchaser or its executive officers, directors, affiliates or associates or majority owned subsidiaries or any executive officer or director of any subsidiary.

      Since the commencement of Hertz’s second full fiscal year preceding the date of this Offer to Purchase, no purchases of Shares were made by Ford, the Purchaser or Hertz, except as described on Schedule III.

      Except as set forth in this Offer to Purchase, neither Hertz nor, to Hertz’s knowledge, any of its affiliates, directors or executive officers or any person controlling Hertz is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to, or in connection with, the Offer with respect to any securities of Hertz (including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations). Except as described in this Offer to Purchase, since the second full fiscal year preceding the date of this Offer to Purchase, no contracts or negotiations concerning a merger, consolidation, or acquisition, a tender offer for or other acquisition of any securities of Hertz, an election of directors of Hertz, or a sale or other transfer of a material amount of assets of Hertz, has been entered into or has occurred between any affiliates of Hertz, Ford or the Purchaser or between Hertz or any of its affiliates and any unaffiliated person. Except as described in this Offer to Purchase, since the third full fiscal year preceding the date of this Offer to Purchase, Hertz has not made any underwritten public offering of the Shares that was (i) registered under the Securities Act of 1933, as amended (the “Securities Act”) or (ii) exempt from registration under the Securities Act pursuant to Regulation A thereunder. On April 30, 1997, Hertz sold 20,010,000 shares of Class A Common Stock in an underwritten public offering for $24.00 per share. The offering was registered under the Securities Act of 1933, as amended, and resulted in aggregate net proceeds to Hertz of $455,027,400.

      To the best of Hertz’s knowledge, after reasonable inquiry, all of the directors or executive officers of Hertz, other than those individuals, if any, for whom the tender of Shares could cause them liability under the provisions of Section 16(b) of the Exchange Act or to the extent their Shares are restricted Shares, intend to tender Shares held by them pursuant to the Offer.

RELATED PARTY TRANSACTIONS

      The Purchaser is an indirect wholly owned subsidiary of Ford. As of December 31, 2000, the Purchaser owned approximately 50.4% of the Class A Common Stock and 100% of the Class B Common Stock of Hertz, representing in the aggregate approximately 94.7% of the combined voting power of all classes of capital stock of Hertz and approximately 81.5% of the economic interest in Hertz. As majority stockholder, the Purchaser is in a position to cause the election of a majority of the Hertz Board and to control Hertz’s affairs.

      Hertz, Ford and Ford Motor Credit Company also maintain a number of financial and administrative arrangements and regularly engage in transactions with each other in the ordinary course of business. These arrangements include car supply agreements, joint advertising agreements, a corporate agreement, a tax-sharing agreement, a commercial paper dealer agreement, credit facilities and integrating intercompany loans between Hertz and Ford and Hertz and affiliates of Ford.

Car Supply Agreement

      Hertz and Ford have entered into a car supply agreement (the “Car Supply Agreement”) having a term of ten years, commencing September 1, 1997 and ending August 31, 2007. Under the Car Supply Agreement, Ford and Hertz have agreed to negotiate in good faith on an annual basis with respect to the supply of cars. Ford has agreed to supply to Hertz and Hertz has agreed to purchase from Ford, for each car model year during the term of the agreement (i.e., the 1998 model year through the 2007 model year), (a) the lesser of 150,000 cars or 55% of Hertz’s fleet requirements for its car rental business conducted in the United States; (b) 35% of Hertz’s fleet requirements for its car rental business conducted in Europe; and (c) 55% of Hertz’s fleet requirements for its car rental business conducted other than in the United States and Europe. For each model year, at least 50% of the cars supplied by Ford are required to be cars covered by repurchase programs that limit the risk to Hertz that the market value of a car at the time of its disposition will be less than its estimated residual value at such time (i.e., non-risk cars). The Car Supply Agreement also provides that, for each model year, Ford must strive to offer car fleet programs to Hertz on terms and conditions that are competitive with terms and conditions for the supply of cars then being offered by other automobile manufacturers to Hertz and other daily car rental companies. In addition, for each model year, Ford must supply cars to Hertz on terms and conditions that are no less favorable than those offered by Ford to other daily car rental companies, excluding franchised Ford vehicle dealers who rent cars. During the years ended December 31, 2000 and 1999, Hertz purchased cars and trucks from Ford at a cost of approximately $4.6 billion and $4.3 billion, respectively, and sold cars to Ford or its affiliates under various repurchase programs for approximately $3.2 billion each year.

Joint Advertising Agreement

      Hertz and Ford have entered into a joint advertising agreement (the “Joint Advertising Agreement”) having a term of ten years, commencing September 1, 1997 and ending August 31, 2007. Under the Joint Advertising Agreement, Ford has agreed to pay to Hertz one-half of Hertz’s advertising costs, up to a limit of $39 million for the first year and, for each year thereafter, a limit equal to the prior year’s limit adjusted for inflation, subject to a ceiling. In addition, if for any year, one-half of Hertz’s advertising costs exceed such limit and Hertz has purchased from Ford a percentage of its car fleet requirements for its car rental business conducted in the United States for the corresponding model year (the “Ford Vehicle Share”) equal to 58% or more, then Ford will pay to Hertz additional amounts for such excess advertising costs. To be eligible for cost reimbursement under the Joint Advertising Agreement, the advertising must meet certain conditions, including the condition that it indicates that Hertz features Ford vehicles in a manner and with a prominence that is reasonably satisfactory to Ford.

      The Joint Advertising Agreement further provides that if the Ford Vehicle Share for any model year is less than 55%, Ford will not be obligated to pay Hertz any amount for its advertising costs for that year, except to the extent that Hertz’s failure to achieve a 55% Ford Vehicle Share is attributable to (a) Ford’s failure to supply a sufficient quantity of cars for Hertz to achieve a 55% Ford Vehicle Share or (b) the fact that the terms and conditions of Ford’s car fleet programs offered to Hertz were not competitive with the terms and conditions for the supply of cars offered by other automobile manufacturers to Hertz and other daily car rental companies. In no event, however, will Ford be required to pay any amount for Hertz’s advertising costs for any year if the Ford Vehicle Share for the corresponding model year is less than 40%. During the years ended December 31, 2000 and 1999, pursuant to the Joint Advertising Agreement, Ford paid Hertz advertising costs of approximately $43.2 million and $47.5 million, respectively.

Corporate Agreement

      Hertz and Ford have entered into a corporate agreement (the “Corporate Agreement”) pursuant to which Hertz granted to Ford a continuing option, assignable to any of its subsidiaries, to purchase, under certain circumstances, additional shares of Hertz’s Class B Common Stock or shares of nonvoting capital stock of Hertz (the “Stock Option”). The Stock Option may be exercised simultaneously with the issuance of any equity security of Hertz, with respect to Hertz’s Class B Common Stock, only to the extent necessary to maintain its then-existing percentage of the total voting power and value of Hertz and, with respect to shares of nonvoting capital stock, to the extent necessary to own 80% of each outstanding class of such stock. The purchase price of the shares of Hertz’s Class B Common Stock purchased upon any exercise of the Stock Option, subject to certain exceptions, will be based on the market price of Hertz’s Class A Common Stock, and the purchase price of nonvoting capital stock will be the price at which such stock may be purchased by third parties. The Stock Option expires in the event that Ford reduces its beneficial ownership of all classes of Common Stock in Hertz to Common Stock representing less than 20% of the outstanding shares of Common Stock.

      The Corporate Agreement further provides that, upon the request of Ford, Hertz will use its best efforts to effect the registration under the applicable federal and state securities laws of any of the shares of Hertz’s Class A Common Stock, Hertz’s Class B Common Stock and nonvoting capital stock (and any other securities issued in respect of or in exchange for either) beneficially owned by Ford for sale in accordance with Ford’s intended method of disposition thereof, and will take such other actions as may be necessary to permit the sale thereof in other jurisdictions, subject to certain specified limitations. Ford will also have the right which, subject to certain limitations, it may exercise at any time and from time to time, to include the shares of Hertz’s Class A Common Stock, Hertz’s Class B Common Stock and nonvoting capital stock (and any other securities issued in respect of or in exchange for either) beneficially owned by it in certain other registrations of common equity securities of Hertz initiated by Hertz on its own behalf or on behalf of its other stockholders. Hertz will agree to pay all out-of-pocket costs and expenses in connection with each such registration that Ford requests or in which Ford participates. Subject to certain limitations specified in the Corporate Agreement, such registration rights will be assignable by Ford and its assigns. The Corporate Agreement contains indemnification and contribution provisions: (i) by Ford and its permitted assigns for the benefit of Hertz and related persons; and (ii) by Hertz for the benefit of Ford and the other persons entitled to effect registrations of Hertz’s Class A Common Stock or Class B Common Stock (and other securities) pursuant to its terms and related persons.

      The Corporate Agreement also provides that for so long as Ford maintains beneficial ownership of a majority of the aggregate number of outstanding shares of Hertz’s Class A Common Stock and Hertz’s Class B Common Stock, Hertz may not take any action or enter into any commitment or agreement which may reasonably be anticipated to result, with or without notice and with or without lapse of time, or otherwise, in a contravention (or an event of default) by Ford of: (i) any provision of applicable law or regulation, including, but not limited to, provisions pertaining to the Internal Revenue Code of 1986, as amended, or the Employee Retirement Income Security Act of 1974, as amended; (ii) any provision of Ford’s certificate of incorporation or by-laws; (iii) any credit agreement or other material instrument binding upon Ford or its assets or (iv) any judgment, order or decree of any governmental body, agency or court having jurisdiction over Ford or its assets.

Tax-Sharing Agreement

      Hertz is included in Ford’s federal consolidated income tax group, and Hertz’s federal income tax liability will be included in the consolidated federal income tax liability of Ford and its subsidiaries. In certain circumstances, certain of Hertz’s subsidiaries will also be included with certain Ford subsidiaries in combined, consolidated or unitary income tax groups for state and local tax purposes. Hertz and Ford entered into a tax-sharing agreement (the “Tax-Sharing Agreement”) dated March 10, 1997. Pursuant to the Tax-Sharing Agreement, Hertz and Ford will make payments between them such that, with respect to any period, the amount of taxes to be paid by Hertz, subject to certain adjustments, will be determined as though Hertz were to file separate federal, state and local income tax returns (including, except as provided below, any amounts determined to be due as a result of a redetermination of the tax liability of Ford arising from an audit or otherwise) as the common parent of an affiliated group of corporations filing combined, consolidated or unitary (as applicable) federal, state and local returns rather than a consolidated subsidiary of Ford with respect to federal, state and local income taxes. With respect to foreign tax credits, Hertz’s right to reimbursement will be determined based on the usage of such foreign tax credits by the consolidated group.

      In determining the amount of tax-sharing payments under the Tax-Sharing Agreement, Ford will prepare or cause to be prepared pro forma returns with respect to federal and applicable state and local income taxes that reflect the same positions and elections used by Ford in preparing the returns for Ford’s consolidated group and other applicable groups. Ford will continue to have all the rights of a parent of a consolidated group (and similar rights provided for by applicable state and local law with respect to a parent of a combined, consolidated or unitary group), will be the sole and exclusive agent for Hertz in any and all matters relating to the income, franchise and similar liabilities of Hertz, will have sole and exclusive responsibility for the preparation and filing of consolidated federal and consolidated or combined state and local income tax returns (or amended returns), and will have the power, in its sole discretion, to contest or compromise any asserted tax adjustment or deficiency and to file, litigate or compromise any claim for refund on behalf of Hertz related to such return.

      In general, Hertz will be included in Ford’s consolidated group for federal income tax purposes for so long as Ford beneficially owns at least 80% of the total voting power and value of the outstanding common stock. Each member of a consolidated group is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Accordingly, although the Tax-Sharing Agreement allocates tax liabilities between Hertz and Ford, during the period in which Hertz is included in Ford’s consolidated group, Hertz could be liable in the event that any federal tax liability is incurred, but not discharged, by any other member of Ford’s consolidated group.

Commercial Paper Dealer Agreements

      Hertz maintains a Sales Agency Agreement with Ford Financial Services, Inc., an NASD registered broker-dealer and an indirect, wholly owned subsidiary of Ford (“FFS”), whereby FFS acts as a dealer for Hertz’s domestic commercial paper program. Hertz pays fees to FFS which range from 0.035% to 0.05% per annum of commercial paper placed depending upon the monthly average dollar value of the notes outstanding in the portfolio. During the years ended December 31, 2000 and 1999, Hertz paid FFS $733,046 and $707,992 of such fees, respectively. FFS is under no obligation to purchase any of the notes for its own account. FFS has acted as the sole commercial paper dealer for Hertz since October 1994. Hertz, through its subsidiary Hertz Australia Pty. Limited, has a similar agreement with Ford Credit Australia Limited, also an indirect, wholly owned subsidiary of Ford.

Credit Facility

      Ford has extended to Hertz a $500 million committed credit facility under which Hertz may borrow, repay and reborrow amounts from time to time at rates of interest based on London Interbank Offered Rates. Hertz pays Ford annual commitment fees of up to $450,000 on the undrawn amounts under the Credit Facility. The credit agreement currently expires on June 30, 2002, and is automatically extended annually for an additional year unless Ford gives timely notice of termination at least one year prior to the then scheduled expiration date. No amounts are currently outstanding under this facility.

Axus License and Management Agreement

      Effective January 1, 2000, Hertz International, Ltd. (“HIL”), a wholly owned subsidiary of Hertz reached an agreement with Ford Motor Credit Company to grant Axus International, Inc., a wholly owned subsidiary of Ford Motor Credit Company, and its subsidiaries (collectively, “Axus”), a five-year non-exclusive license (subject to certain existing license rights and excluding the United States and Canada) to use the Hertz name in the conduct of Axus’ leasing businesses. As part of the transaction, HIL will also provide Axus with certain management services. HIL will receive a license fee for use of the Hertz name of 1% of Axus’ leasing revenues and a management fee of between 5% and 7% of Axus’ pre-tax earnings, depending upon Axus’ operating margins. For the year ended December 31, 2000, HIL earned $6.9 million in related license and management fees under this agreement.

Relationships with Directors

      Joseph A. Walker, a Managing Director of J.P. Morgan Chase & Co. and J.P. Morgan Securities Inc., became a Hertz director on July 15, 1997. J.P. Morgan Chase & Co. (including its predecessors) has provided Hertz and Ford with commercial and investment banking services and is expected to provide similar services in the future. J.P. Morgan Securities Inc., an affiliate of J.P. Morgan Chase & Co., has provided financial advice to Ford and the Purchaser in connection with the Offer and the Merger and is acting as the Dealer Manager for the Offer.

      Frank A. Olson, Chairman of the Hertz Board, entered into an agreement with Ford to provide, effective from January 1, 2000, consulting services to Ford in connection with corporate governance matters, strategic assessments, public affairs events and community and customer relations. As part of this agreement, Mr. Olson has agreed not to engage in any activity that is in direct or indirect competition with Ford or its subsidiaries, and has agreed to certain confidentiality arrangements. Under the consulting agreement, during the year ended December 31, 2000, Mr. Olson received a fee of $300,000 and certain fringe benefits from Ford. This agreement terminates on December 31, 2001.

Other Relationships and Transactions

      Hertz and Ford also engage in other transactions in the ordinary course of their respective businesses. These include a wholly owned subsidiary of Hertz, Hertz Equipment Rental Corporation (“HERC”), providing equipment rental services to Ford, Hertz providing insurance claim management services to Ford and Hertz providing car rental services to Ford.

      Hertz is named as an additional insured under certain of Ford’s insurance policies for which Hertz pays its allocated portion of the premiums.

INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER

      As of December 31, 2000, the Purchaser owned approximately 50.4% of the Class A Common Stock and 100% of the Class B Common Stock, representing in the aggregate 94.7% of the combined voting power of all classes of capital stock of Hertz and approximately 81.5% of the economic interest in Hertz. The Purchaser is an indirect, wholly owned subsidiary of Ford. Two members of the Hertz Board, W. Wayne Booker and John M. Rintamaki, are officers of Ford and the Purchaser and Mr. Booker is a director of the Purchaser. Another member of the Hertz Board, Joseph A. Walker, is a Managing Director of J.P. Morgan Chase & Co., whose affiliate, J.P. Morgan Securities Inc., is acting as Ford’s financial advisor and as the Dealer Manager in connection with the Offer. See Schedules I and II. In addition, each member of the Hertz Board owns shares of Class A Common Stock. See “Special Factors — Beneficial Ownership of Common Stock.”

      Under the Merger Agreement, the directors and officers of Hertz are entitled to certain rights of indemnification and to be insured by the Surviving Corporation or Ford with respect to certain matters from and after the completion of the Merger. See “Special Factors — The Merger Agreement — Certain Covenants.”

      The members of the Special Committee received compensation in connection with serving on the Special Committee as follows: Michael T. Monahan, chairman — $90,000; Louis C. Burnett, member — $60,000; John M. Thompson, member— $60,000. The Hertz Board and the Special Committee believe that the foregoing payments do not affect the Special Committee’s independence or impartiality.

      The Special Committee and the Hertz Board were aware of these actual and potential conflicts of interest and considered them along with the other matters described under “Special Factors — Recommendation of the Special Committee and the Hertz Board; Fairness of the Offer and the Merger.”

      For a discussion of Ford’s current expectation with respect to Hertz’s management compensation and the treatment of Hertz management and director stock options as a result of the proposed transactions, see “Special Factors — Plans for Hertz after the Offer and the Merger; Certain Effects of the Offer.”

THE OFFER

1.  TERMS OF THE OFFER; EXPIRATION DATE.

      On the terms and subject to the conditions set forth in the Offer, we will accept for payment and pay for all Shares that are validly tendered prior to the Expiration Date and not withdrawn.

      “Expiration Date” means 12:00 Midnight, New York City time, on Friday, March 2, 2001, unless we extend the period of time for which the Offer is open under the terms set forth in the Merger Agreement, in which event “Expiration Date” means the latest time and date at which the Offer, as so extended, shall expire.

      The Offer is subject to the conditions set forth in “The Offer — Conditions of the Offer.” If any such condition is not satisfied, we may (a) extend the Offer and, subject to certain conditions and to your withdrawal rights as set forth in “The Offer — Withdrawal Rights,” retain all Shares until the expiration of the Offer as so extended; (b) waive such condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered prior to the Expiration Date and not withdrawn or delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction of all conditions to the Offer relating to governmental or regulatory approval; or (c) terminate the Offer as to any Shares not then paid for. For a description of our right to extend, amend, delay or terminate the Offer, see “The Offer — Extension of the Tender Period; Termination; Amendment; Subsequent Offering Period”; and “The Offer — Conditions of the Offer.”

2.  EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT; SUBSEQUENT OFFERING PERIOD.

      The “Initial Expiration Date” of the Offer will be 12:00 Midnight, New York City time, on Friday, March 2, 2001. We have the right to extend the Offer beyond the Initial Expiration Date, without the consent of Hertz, in the following events: (i) from time to time if, at the Initial Expiration Date (or extended expiration date of the Offer, if applicable), any of the conditions to the Offer shall not have been satisfied or waived; (ii) for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or any period required by applicable law; (iii) for an aggregate period not to exceed ten business days (for all such extensions), if all of the conditions to the Offer are satisfied or waived but the number of Shares validly tendered and not withdrawn is insufficient to result in the Purchaser owning at least 90% of the then outstanding number of Shares; or (iv) pursuant to an amendment to the Offer providing for a “subsequent offering period” not to exceed 20 business days to the extent permitted under, and in compliance with, Rule 14d-11 under the Exchange Act.

      We expressly reserve the right to waive any of the conditions to the Offer and to make any change in the terms of our conditions to the Offer, provided that without the consent of Hertz we cannot make any change that changes the form of consideration to be paid in the Offer or the Merger, decreases the price per Share, imposes additional conditions to the Offer or amends any term or any condition to the Offer in a manner adverse to the stockholders of Hertz.

      If we increase or decrease the consideration to be paid for Shares pursuant to the Offer and the Offer is scheduled to expire at any time before the expiration of a period of ten business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the Offer will be extended until the expiration of such period of ten business days. If we make a material change in the terms of the Offer (other than a change in price or percentage of securities sought) or in the information concerning the Offer, or waive a material condition of the Offer, we will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and percentage of Shares sought, a minimum of ten business days may be required to allow adequate dissemination and investor response. The term “business day” means any day other than Saturday, Sunday or a federal holiday and shall consist of the time period from 12:01 A.M. through 12:00 Midnight, New York City time.

      Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement, in the case of an extension of the Offer, to be made no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes in the information published, sent or given to any stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes), and without limiting the manner in which we may choose to make any public announcement, we have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release to the Dow Jones News Service.

      If we extend the time during which the Offer is open, or if we are delayed in our acceptance for payment of or payment for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf and those Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein under “The Offer — Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by (i) Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder’s offer and (ii) the terms of the Merger Agreement, which require that, on the terms and subject to prior satisfaction (or waiver) of the conditions to the Offer, we must accept for payment and pay for Shares within the time period required under applicable law.

      Pursuant to Rule 14d-11 under the Exchange Act, after the expiration of the Offer, if all of the conditions to the Offer have been satisfied or waived, we may, subject to certain conditions, include a subsequent offering period (a “Subsequent Offering Period”) pursuant to which we may add a period of between three and 20 business days to permit additional tenders of Shares. We may include a Subsequent Offering Period so long as, among other things, (i) the initial 20 business day period of the Offer has expired, (ii) all conditions to the Offer are deemed satisfied or waived by the Purchaser on or before the Expiration Date, (iii) we accept and promptly pay for all Shares validly tendered during the Offer, (iv) we announce the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 A.M., New York City time on the next business day after the Expiration Date and immediately begin the Subsequent Offering Period and (v) we immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. In addition, we may extend any initial Subsequent Offering Period by any period or periods, provided that the aggregate of the Subsequent Offering Periods (including extensions thereof) is no more than 20 business days. We have not at this time made a final decision to include or to not include a Subsequent Offering Period. Such decision will be made in our sole discretion, and there is no assurance that we will or will not include such a Subsequent Offering Period. In a public release, the SEC has expressed the view that inclusion of a Subsequent Offering Period would constitute a material change to the terms of the Offer and would require the Purchaser to disseminate new information to stockholders in a manner reasonably calculated to inform them of such change sufficiently in advance of the Expiration Date. In the event we elect to include a Subsequent Offering Period, we will notify shareholders of Hertz in a manner consistent with the requirements of the SEC.

      No withdrawal rights apply to Shares tendered in a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. The same consideration and offer price will be paid to stockholders tendering Shares in the Offer or in any Subsequent Offering Period. Any extension, termination or amendment or extension of a Subsequent Offering Period will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date.

      Hertz has provided us with its stockholder list and security position listings so we can disseminate the Offer to holders of Shares. We will send this Offer to Purchase and the related Letter of Transmittal to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

3.  ACCEPTANCE FOR PAYMENT AND PAYMENT.

      Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not withdrawn as soon as practicable after the later of the Expiration Date and satisfaction of all conditions to the Offer set forth in “The Offer — Conditions of the Offer” relating to governmental or regulatory approval. In addition, we reserve the right, subject to compliance with Rule 14e-1(c) under the Exchange Act, to delay the acceptance for payment or payment for Shares in order to comply in whole or in part with any applicable law. For a description of our right to terminate the Offer and not accept for payment or pay for Shares or to delay acceptance for payment or payment for Shares, see “The Offer — Terms of the Offer; Expiration Date.”

      For purposes of the Offer, we shall be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary. We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary. The Depositary will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in “The Offer — Procedure for Tendering Shares”)), a properly completed and duly executed Letter of Transmittal and any other required documents. Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. For a description of the procedure for tendering Shares pursuant to the Offer, see “The Offer — Procedure for Tendering Shares.”

      Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any delay in making such payment.

      If we increase the consideration to be paid for Shares pursuant to the Offer, we will pay such increased consideration for all Shares purchased pursuant to the Offer.

      We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

      If any tendered Shares are not purchased pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility as defined below), without expense to you, as promptly as practicable following the expiration or termination of the Offer.

4.  PROCEDURE FOR TENDERING SHARES.

      To tender Shares pursuant to the Offer, either (i) the Depositary must receive at one of its addresses set forth on the back cover of this Offer to Purchase (A) a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal and (B) certificates for the Shares to be tendered or delivery of such Shares pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery including an Agent’s Message (as defined below) if the tendering stockholder has not delivered a Letter of Transmittal), in each case by the Expiration Date, or (ii) the guaranteed delivery procedure described below must be complied with. Hertz employees who wish to tender their Shares held under the Hertz Employee Stock Purchase Plan must comply with the procedures described below under “Employee Stock Purchase Plan.”

      Book Entry Delivery. The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, the Letter of Transmittal properly completed and duly executed together with any required signature guarantees or an Agent’s Message and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary. “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation which such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that Hertz may enforce such agreement against such participant.

      Signature Guarantees. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) (each an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (i) if the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith and such holder has not completed the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

      Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date, or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

(i) such tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by the Purchaser is received by the Depositary (as provided below) by the Expiration Date; and

(iii) the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal with any required signature guarantee or an Agent’s Message and any other documents required by the Letter of Transmittal, are received by the Depositary within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery.

      The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

      The method of delivery of Shares and all other required documents, including through the Book-Entry Transfer Facility, is at your option and risk, and the delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend registered mail with return receipt requested, properly insured.

      Employee Stock Purchase Plan. Participants in the Hertz Employee Stock Purchase Plan (which we refer to in this Offer to Purchase as the “ESPP”) who wish to tender Shares held under the ESPP should so indicate by completing, executing and returning to EquiServe the confidential direction form included in the notice sent to such participants. Participants in the ESPP may not use the Letter of Transmittal or the guaranteed delivery procedures to tender their interests in Shares held under the ESPP on their behalf, but must use the separate direction form sent to them. Under the terms of the ESPP, participants who fail to timely instruct EquiServe to tender the Shares held under the ESPP on their behalf will be deemed to have chosen not to tender their Shares.

      Back-up Withholding. Under the federal income tax laws, the Depositary will be required to withhold 31% of the amount of any payments made to certain stockholders pursuant to the Offer. In order to avoid such backup withholding, you must provide the Depositary with your correct taxpayer identification number and certify that you are not subject to such backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. If you are a non-resident alien or foreign entity not subject to back-up withholding, you must give the Depositary a completed Form W-8BEN Certificate of Foreign Status prior to receipt of any payment.

      Grant of Proxy. By executing a Letter of Transmittal (or delivering an Agent’s Message), you irrevocably appoint our designees as your proxies in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment and paid for by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after January 16, 2001). All such proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of and payment for such Shares. Upon such acceptance for payment and payment for such Shares, all prior proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Our designees will be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of Hertz’s stockholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of and payment for such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).

      The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 and (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

      Validity. We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination shall be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares. Our interpretation of the terms and conditions of the Offer will be final and binding. None of the Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5.  WITHDRAWAL RIGHTS.

      You may withdraw tenders of Shares made pursuant to the Offer at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after April 2, 2001, unless such Shares are accepted for payment and paid for as provided in this Offer to Purchase. If we extend the period of time during which the Offer is open or are delayed in accepting for payment or paying for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section.

      To withdraw tendered Shares, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn and the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in “The Offer — Procedures for Tendering Shares” at any time prior to the Expiration Date.

      If we include a Subsequent Offering Period (as described in more detail in “The Offer — Extensions of the Tender Period; Termination; Amendment; Subsequent Offering Period”) following the Offer, no withdrawal rights will apply to Shares tendered in such Subsequent Offering Period or to Shares previously tendered in the Offer and accepted for payment.

      We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding. None of the Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

6.  CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

      This summary of the material United States federal income tax consequences of the Offer and the Merger is for general information only and is based on the law as currently in effect. This summary does not discuss all of the tax consequences that may be relevant to a stockholder in light of its particular circumstances or to stockholders subject to special rules, such as financial institutions, broker-dealers, tax-exempt organizations, stockholders that hold their Shares as part of a straddle or a hedging or conversion transaction and stockholders who acquired their Shares through the exercise of an employee stock option or otherwise as compensation.

      Stockholders are urged to consult their own tax advisors as to the particular tax consequences to them of the Offer and the Merger, including the effect of United States state and local tax laws or foreign tax laws.

      A United States holder refers to:

•	a citizen or resident of the United States,

•	a corporation or other entity created or organized in the United States or under the laws of the United States or of any political subdivision of the United States,

•	an estate, the income of which is includible in gross income for federal income tax purposes regardless of its source, or

•	a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons can control all substantial decisions of the trust, or if the trust was in existence on August 20, 1996 and has elected to continue to be treated as a U.S. person.

      A Non-United States holder refers to a stockholder that is not a United States holder.

      United States Holders. The receipt by a United States holder of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction under the United States Internal Revenue Code of 1986, as amended (the “Code”). A United States holder will generally recognize gain or loss in an amount equal to the difference between the cash received by the stockholder pursuant to the Offer or the Merger and the stockholder’s adjusted tax basis in the Shares tendered pursuant to the Offer or converted in the Merger. That gain or loss will be a capital gain or loss if the Shares are a capital asset in the hands of the stockholder, and will be long-term capital gain or loss if the Shares have been held for more than one year. Stockholders are urged to consult their own tax advisors as to the federal income tax treatment of a capital gain or loss (including limitations on the deductibility of a capital loss).

      A United States holder may be subject to backup withholding at a rate of 31% unless it provides its taxpayer identification number and certifies that the number is correct or properly certifies that it is awaiting a taxpayer identification number, or unless an exemption is demonstrated to apply. See “Procedures for Accepting the Offer and Tendering Shares — Other Requirements.” Backup withholding is not an additional tax. Amounts so withheld can be refunded or credited against the federal income tax liability of the stockholder, provided appropriate information is forwarded to the IRS. A tendering United States holder should complete the Substitute Form W-9 that is included in the Letter of Transmittal.

      Non-United States Holders. A tendering Non-United States holder will generally not be subject to United States federal income tax on a gain realized on a disposition of Shares unless:

•	the gain is effectively connected with a trade or business in the United States of that Non-United States holder,

•	that Non-United States holder is a non-resident alien individual who holds the Shares as a capital asset and who is present in the United States for 183 or more days during its taxable year, or

•	that Non-United States holder is subject to tax under the provisions of the Code on the taxation of United States expatriates.

      Information reporting and backup withholding imposed at a rate of 31% may apply under specified circumstances to cash payments received by a Non-United States Holder for Shares pursuant to the Offer or the Merger unless it certifies as to its foreign status or otherwise establishes an exemption. See “The Offer — Procedures for Accepting the Offer and Tendering Shares — Other Requirements.” Backup withholding is not an additional tax. Amounts so withheld can be refunded or credited against the federal income tax liability of a Non-United States holder, provided appropriate information is forwarded to the IRS. To avoid backup withholding, a tendering Non-United States holder should complete a Form W-8BEN, which may be obtained from the Depositary.

7.  PRICE RANGE OF SHARES; DIVIDENDS.

      The Shares are listed and principally traded on the New York Stock Exchange under the symbol “HRZ.” The following table sets forth for the periods indicated the high and low sales prices per Share on the NYSE based on published financial sources.

	High	Low

1999

First Quarter	$54.06	$36.88

Second Quarter	64.19	49.00

Third Quarter	60.88	37.75

Fourth Quarter	51.13	37.94
2000

First Quarter	51.75	26.63

Second Quarter	37.25	28.06

Third Quarter	34.75	24.25

Fourth Quarter	34.81	31.75
2001

First Quarter (through February 1, 2001)	35.33	33.88

      On September 20, 2000, the last full trading day before Hertz announced that it had received a preliminary, non-binding proposal from Ford to acquire all of the outstanding Shares, the reported closing sales price of Class A Common Stock on the NYSE Composite Tape was $24.25 per share. On January 12, 2001, the last full trading day before announcement by the Hertz Board and Ford of their agreement on the Offer and the Merger, the reported closing sales price per share of Class A Common Stock on the NYSE Composite Tape was $34.88 per share. Between January 1, 2001 and January 12, 2001, the price per Share on the NYSE Composite Tape ranged between $33.88 and $34.88. On February 1, 2001, the last full trading day before the date of this Offer to Purchase, the reported closing sales price per share of Class A Common Stock on the NYSE Composite Tape was $35.29. We advise you to obtain a recent quotation for Shares before deciding whether to tender your Shares.

      Hertz has paid a quarterly dividend of $0.05 per share of Common Stock for each fiscal quarter during 1999 and 2000. Dividends have been paid quarterly in March, June, September and December of each year.

      The Merger Agreement restricts the payment of dividends or other distributions other than regular quarterly dividends payable on the Common Stock in an amount not to exceed $.05 per share per quarter. On January 26, 2001, the Hertz Board declared a quarterly dividend of $.05 per share on its Common Stock, payable on March 9, 2001 to stockholders of record as of February 15, 2001. Tendering your Shares in the Offer will not affect your right to receive this dividend. Following the Merger, Hertz’s dividend policy will change as a result of it no longer being a public company and dividends will be paid when and as declared by the Board of Directors of the Surviving Corporation.

8.  CERTAIN INFORMATION CONCERNING HERTZ; CERTAIN PROJECTIONS.

      General. Hertz and its affiliates and independent licensees operate what Hertz believes is the largest car rental business in the world based upon revenues and one of the largest industrial and construction equipment rental businesses in the United States based upon revenues. The Hertz brand name is recognized worldwide as a leader in quality rental and leasing services and products. Hertz, together with its affiliates and independent licensees, currently rents and leases cars and light trucks, rents industrial and construction equipment and operates its other businesses from approximately 6,500 locations throughout the United States and in approximately 140 foreign countries and jurisdictions. Hertz is a direct subsidiary of the Purchaser and an indirect subsidiary of Ford.

      The name, business address, principal occupation or employment, five year employment history and citizenship of each director and executive officer of Hertz and certain other information are set forth on Schedule II.

      Available Information. Hertz is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Hertz is required to disclose in such proxy statements certain information, as of particular dates, concerning Hertz’s directors and officers, their remuneration, stock options granted to them, the principal holders of Hertz’s securities and any material interest of such persons in transactions with Hertz. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or free of charge at the Web site maintained by the SEC at http://www.sec.gov.

      Except as otherwise stated in this Offer to Purchase, the information concerning Hertz contained herein has been taken from or is based upon reports and other documents on file with the SEC or otherwise publicly available. Although we have no knowledge that would indicate that any statements contained herein based upon such reports and documents are untrue, we take no responsibility for the accuracy or completeness of the information contained in such reports and other documents or for any failure by Hertz to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to us.

Selected Financial Information.

      Set forth below is selected consolidated financial information and operating data relating to Hertz. The selected consolidated income statement data for each of the years in the four-year period ended December 31, 1999, and the selected consolidated balance sheet data as of December 31, 1999, 1998, 1997 and 1996, was derived from audited consolidated financial statements of Hertz and the related notes thereto, included in Hertz’s Annual Report on Form 10-K for the years ended December 31, 1999, 1998, 1997 and 1996. The unaudited information for the nine months ended September 30, 2000 and 1999 was derived from Hertz’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2000. More comprehensive financial information is included in those filings, all of which are incorporated herein by reference. The table also presents unaudited selected consolidated financial information of Hertz for the year ended December 31, 2000. The unaudited operating results for 2000 include all adjustments that Hertz considers necessary for a fair presentation. The consolidated financial statements, from which 2000 information has been derived, are currently being completed and are subject to audit. Hertz filed a press release relating to fourth quarter and full year 2000 earnings under cover of Schedule 14D-9 filed with the SEC on January 17, 2001, which was incorporated by reference in a Current Report on Form 8-K, also filed with the SEC on January 17, 2001. The table also includes the calculation of book value per share as of December 31, 2000, 1999, 1998, 1997 and September 30, 2000 and 1999, not previously filed with the SEC. The selected operating data for each of the years in the four-year period ended December 31, 1999, was excerpted from Hertz’s Annual Reports on Form 10-K for the years ended December 31, 1999, 1998, 1997 and 1996. The selected operating data for the year ended December 31, 2000 was derived from consolidated operating data of Hertz, which has not yet been filed with the SEC. The selected operating data for the nine months ended September 30, 2000 and 1999 was excerpted from Hertz’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2000. The financial and operating information that follows is qualified in its entirety by reference to such reports and other documents which may be examined and copies of which may be obtained from the offices of the SEC in the manner set forth above.

						Nine months ended or at
	Years ended or at December 31,					September 30,

	2000	1999	1998	1997	1996	2000	1999

	Dollars in millions, except Earnings per share
INCOME STATEMENT DATA
Revenues

Car rental	$3,980.6	$3,728.5	$3,484.8	$3,329.9	$3,161.6	$3,057.6	$2,828.3

Industrial and construction equipment rental	969.6	842.9	631.3	444.5	392.3	706.0	609.6

Car leasing	30.0	39.8	37.5	40.9	35.4	28.6	29.3

Other(a)	93.3	104.5	84.7	76.0	79.0	70.1	78.0

Total revenues	5,073.5	4,715.7	4,238.3	3,891.3	3,668.3	3,862.3	3,545.2

Expenses(b)

Direct operating	2,290.6	2,120.7	1,948.8	1,849.1	1,812.6	1,708.5	1,571.5

Depreciation of revenue earning equipment(c)	1,336.2	1,240.8	1,078.0	979.6	892.7	1,007.5	921.7

Selling, general and administrative	451.0	452.4	439.8	417.1	407.7	341.1	340.1

Interest, net of interest income of $13.5, $12.2, $11.5, $13.8, $10.4, $10.3 and $8.1	414.8	341.4	306.3	302.2	298.8	307.3	250.2

Total expenses	4,492.6	4,155.3	3,772.9	3,548.0	3,411.8	3,364.4	3,083.5

Income before income taxes	580.9	560.4	465.4	343.3	256.5	497.9	461.7

Provision for taxes on income(d)	222.5	224.4	188.4	141.7	97.9	195.1	186.0

Net income	$358.4	$336.0	$277.0	$201.6	$158.6	$302.8	$275.7

Earnings per share(e)

Basic	$3.33	$3.11	$2.56	$1.86	$1.47	$2.81	$2.55

Diluted	$3.33	$3.10	$2.55	$1.86	$1.46	$2.81	$2.55

Weighted-average number of shares outstanding

Basic	107,573,184	107,968,511	108,067,850	108,227,916	108,227,916	107,616,838	108,005,161

Diluted	107,743,281	108,558,338	108,561,352	108,630,236	108,630,236	107,790,428	108,685,605

Ratio of earnings to fixed charges(f)	2.1	2.3	2.2	1.9	1.7	2.3	2.4

						Nine months
						ended or at
	Years ended or at December 31,					September 30,

	2000	1999	1998	1997	1996	2000	1999

	Dollars in millions, except Earnings per share
BALANCE SHEET DATA
Revenue earning equipment, net

Cars	$5,186.2	$4,762.3	$4,472.5	$4,039.8	$4,318.3	$5,790.1	$5,344.5

Other equipment	1,736.3	1,501.4	1,309.5	852.0	717.4	1,777.3	1,572.9

Total assets	10,620.0	10,136.7	8,872.6	7,435.5	7,649.2	11,191.4	10,159.4

Total debt	6,676.0	6,602.2	5,759.8	4,715.7	5,091.8	7,345.1	6,566.2

Stockholders’ equity	1,984.1	1,674.0	1,393.8	1,136.2	989.4	1,917.0	1,636.7

Book value per share (in whole dollars)(g)	$18.43	$15.44	$12.86	$10.45	N/A	$17.82	$15.11
SELECTED OPERATING DATA

Car rental and other operations:

Peak number of owned and licensee cars operated during period	526,000	473,000	431,000	400,600	389,000	526,000	473,000

Average number of owned cars operated during period	364,000	332,000	302,900	289,900	283,900	368,000	332,000

Number of transactions of owned car rental operations during period (in thousands)	25,229	23,453	21,858	21,075	20,110	19,083	17,634

Average revenue per transaction of owned car rental operations during period (whole dollars)	$158	$159	$159	$158	$157	$160	$160

Equipment rental operations:

Average cost of rental equipment operated during period	$2,157.4	$1,851.9	$1,356.6	$1,015.5	$822.9	$2,109.0	$1,813.0

(a)	Includes fees from licensees (other than expense reimbursement from licensees) and revenue from claim management and telecommunications services.

(b)	Certain prior year amounts have been reclassified to conform to the current year presentation.

(c)	For 2000, 1999, 1998, 1997 and 1996 includes net credits of $41.8 million, $29.6 million, $14.5 million, $3.3 million and $23.2 million, respectively, and for the nine months ended September 30, 2000 and 1999 includes net credits of $31.9 million and $21.2 million, respectively, primarily from net proceeds received in excess of book value on the disposal of revenue earning equipment. Effective January 1, 2000 and January 1, 1997, certain estimated useful lives being used to compute the provision for depreciation of revenue earning equipment used in the industrial and construction equipment rental business were increased to reflect changes in the estimated residual values to be realized upon disposal of the equipment. As a result of this change, depreciation of revenue earning equipment for the year 2000, the nine months ended September 30, 2000 and the year 1997 decreased by $12.9 million, $10.2 million and $10.4 million, respectively.

(d)	Includes credits of $13.9 million for the year 1996, resulting from adjustments made to tax accruals in connection with tax audit evaluations and the effects of prior years’ tax-sharing arrangements between Hertz and its former parent companies, UAL and RCA.

(e)	The basic and diluted earnings per share of Common Stock for the year ended December 31, 1996 assumes that the weighted-average shares outstanding during 1997 were outstanding in 1996.

(f)	Earnings have been calculated by adding interest expense and the portion of rentals estimated to represent the interest factor to income before income taxes. Fixed charges include interest charges (including capitalized interest) and the portion of rentals estimated to represent the interest factor.

(g)	Book value per share is calculated as total stockholders’ equity at the end of the period divided by the diluted number of shares of Common Stock outstanding at the end of the period. Prior to April 1997, Hertz was not a public company.

      Certain Projections. As the controlling stockholder of Hertz, Ford and its representatives on the Hertz Board were routinely given access to nonpublic management projections of possible future performance of Hertz. These projections (the “Hertz Projections”) included management forecasts of sales, EBITDA, EBIT, pre-tax income, net income and diluted earnings per share. Following the receipt by Hertz in September 2000 of Ford’s preliminary, non-binding proposal to acquire all of the outstanding Shares, Ford and Hertz agreed that Ford and its representatives on the Hertz Board would no longer be given routine access to such Hertz Projections. During the course of its negotiations with the Special Committee, Ford was provided by Hertz Management with 5-year Hertz Projections on November 22, 2000, which were prepared on and dated as of November 3, 2000 (the “November 3, 2000 Hertz Projections”), as discussed under “Special Factors — Background to the Offer.” Hertz also provided Ford with Hertz Projections in January 2001. A summary of the Hertz Projections received most recently prior to September 2000, the November 3, 2000 Hertz Projections, and the January 2001 revised 5-year Hertz Projections are set forth below. On October 12, 2000, the Ford Profit Forecasting Group received Hertz Projections and, in the course of negotiations with the Special Committee, Hertz provided Ford with Hertz Projections on November 30, 2000. The October 12, 2000 and November 30, 2000 Hertz Projections are not summarized herein since they did not differ materially from the November 3, 2000 Hertz Projections.

      The Hertz Projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The Hertz Projections are included in this Offer to Purchase only because such information was available to us or provided to us in connection with our evaluation of a business combination transaction. These projections are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on then-current expectations, forecasts and assumptions of Hertz management and involve risks and uncertainties, some of which are outside of Hertz’s control, that could cause actual outcomes and results to differ materially from current expectations. These risks and uncertainties include, among other things, price and product competition, changes in general economic conditions in markets and countries where Hertz’s customers reside and where Hertz and its licensees operate, changes in capital availability or cost, costs and other terms related to the acquisition and disposition of automobiles and equipment, and certain regulatory and environmental matters. Accordingly, there can be no assurance that the assumptions made in preparing any of the Hertz Projections will prove accurate or that any of the Hertz Projections will be realized. It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in any of the Hertz Projections. The inclusion of any of the Hertz Projections herein should not be regarded as an indication that any of Ford, the Purchaser or Hertz or their respective affiliates or representatives considered or consider any of the Hertz Projections to be a reliable prediction of future events, and none of the Hertz Projections should be relied upon as such. None of Ford, the Purchaser or Hertz or any of their respective affiliates or representatives has made or makes any representations to any person regarding the ultimate performance of Hertz compared to the information contained in any of the Hertz Projections, and none of them intends to update or otherwise revise any of the Hertz Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying any of the Hertz Projections are shown to be in error.

      In addition to the risks and uncertainties inherent in the Hertz Projections noted above, Ford and the Purchaser believe that the utility of the Pre-September 2000 Hertz Projections is further compromised by intervening economic and market developments since the preparation of such projections. The extent of the economic slowdown in the U.S. and abroad was not yet apparent when the Pre-September 2000 Hertz Projections were prepared, and such projections were based on assumptions as to future economic growth rates that seem unjustified based on current information. It is our understanding that Hertz believes that reduced economic growth rates in the

United States and abroad could negatively affect Hertz’s worldwide car rental and equipment rental businesses.

January 2001 Hertz Projections—5 Year Projections

	Year Ended December 31,

	Projected

	2001	2002	2003	2004	2005

	Dollars in millions, except EPS

Revenues	$5,549	$6,057	$6,564	$7,198	$7,821

Earnings before interest, taxes, depreciation and amortization (“EBITDA”)	2,657	2,892	3,150	3,469	3,783

Earnings before interest and taxes (“EBIT”)	1,026	1,119	1,210	1,321	1,439

Income before income taxes (“Pre-tax income”)	541	595	650	722	803

Net income	333	362	393	430	480

Diluted earnings per share (“EPS”)	3.09	3.36	3.65	3.99	4.46

January 2001 Hertz Projections—Quarterly Performance Projections

	Year Ended December 31, 2001

	Projected

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total Year

	Dollars in millions, except EPS
INCOME STATEMENT DATA

Revenues	$1,149	$1,404	$1,613	$1,383	$5,549

Pre-tax income	(13)	147	274	133	541

Net income	(8)	90	169	82	333

Diluted EPS	(0.08)	0.84	1.57	0.76	3.09
SELECTED OPERATING DATA
US Rent A Car

Average revenue per transaction per day of owned car rental operations during period (whole dollars)	$39.26	$42.32	$43.39	$42.51	$41.98

Number of transactions of owned car rental operations during period (in thousands)	4,850.4	5,613.6	5,694.1	5,228.0	21,386.1
Europe Rent A Car

Average revenue per transaction per day of owned car rental operations during period (whole dollars)	$27.63	$30.22	$30.29	$29.81	$29.82

Number of transactions of owned car rental operations during period (in thousands)	1,026.7	1,243.4	1,266.4	1,190.7	4,727.2

November 3, 2000 Hertz Projections

	Year Ended December 31,

	Projected

	2001	2002	2003	2004	2005

	Dollars in millions, except EPS
INCOME STATEMENT DATA

Revenues	$5,547	$6,321	$6,994	$7,647	$8,285

EBITDA	2,694	3,028	3,364	3,691	4,012

EBIT	1,059	1,176	1,296	1,408	1,529

Pre-tax income	600	691	793	889	981

Net income	363	421	480	530	586

Diluted EPS	3.38	3.91	4.46	4.93	5.45
SELECTED OPERATING DATA
US Rent A Car

Average revenue per transaction per day of owned car rental operations during period (whole dollars)	$41.89	$42.71	$43.58	$44.47	$45.14

Number of transactions of owned car rental operations during period (in thousands)	21,482.4	22,986.1	24,606.7	26,339.7	28,175.0
Europe Rent A Car

Average revenue per transaction per day of owned car rental operations during period (whole dollars)	$34.15	$34.67	$35.19	$35.89	$36.62

Number of transactions of owned car rental operations during period (in thousands)	4,714.7	5,091.8	5,499.2	5,884.1	6,296.0

Pre-September 2000 Hertz Projections

	Year Ended December 31,

	Projected

	2001	2002	2003	2004	2005

	Dollars in millions, except EPS

Revenues	$5,993	$6,577	$7,133	$7,779	$8,492

EBITDA	2,915	3,197	3,490	3,838	4,230

EBIT	1,149	1,251	1,355	1,490	1,667

Pre-tax income	670	737	825	949	1,092

Net income	406	449	500	566	653

Diluted EPS	3.77	4.17	4.65	5.27	6.07

9.  CERTAIN INFORMATION CONCERNING THE PURCHASER AND FORD.

      The Purchaser is a Delaware corporation and is an indirect wholly owned subsidiary of Ford. The Purchaser was organized as a holding company that continues to hold certain of Ford’s financial services assets. As of December 31, 2000, the Purchaser owned approximately 50.4% of the Class A Common Stock and 100% of the Class B Common Stock of Hertz, representing in the aggregate approximately 94.7% of the combined voting power of all classes of capital stock of Hertz and approximately 81.5% of the economic interest in Hertz.

      Ford was incorporated in Delaware in 1919. Ford is the world’s largest producer of trucks and the second-largest producer of cars and trucks combined. Ford and its subsidiaries also engage in other businesses, including financing and renting vehicles and equipment.

      The name, business address, principal occupation or employment, five year employment history and citizenship of each director and executive officer of Ford, the Purchaser and FSG II and certain other information are set forth on Schedule I.

      Available Information. Ford is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Ford is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, stock options granted to them, the principal holders of its securities and any material interests of such persons in transactions with Ford. Such reports, proxy statements and other information should be available for inspection and copying at the offices of the SEC in the same manner as set forth with respect to Hertz in “The Offer — Certain Information Concerning Hertz; Certain Projections — Available Information” and the library of the NYSE, 20 Broad Street, New York, New York 10005.

10.  SOURCE AND AMOUNT OF FUNDS.

      We will need approximately $715 million to purchase all Shares held by non-affiliates of Ford pursuant to the Offer and to pay related fees and expenses. We intend to pay for all Shares validly tendered and not withdrawn in the Offer and to provide funding for the Merger from cash on hand. Ford has committed to ensuring that we have sufficient cash to pay the purchase price in the Offer and to pay the Merger Consideration. As of December 31, 2000, Ford had cash and marketable securities in the amount of $16.5 billion and expects to have sufficient cash on hand at the expiration of the Offer to pay the Offer Price for all Shares in the Offer. There are no alternative financing arrangements or alternative financing plans.

11.	EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; STOCK EXCHANGE LISTING(S); REGISTRATION UNDER THE EXCHANGE ACT.

      If the Merger is consummated, stockholders who have not tendered their Shares in the Offer will receive cash in an amount equal to the price per Share provided pursuant to the Offer. Therefore, if such Merger takes place, the only difference between tendering Shares in the Offer and not tendering Shares in the Offer is that tendering stockholders will be paid earlier. If, however, the Merger is not consummated, the purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than the Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

      Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of the NYSE for continued listing and may, therefore, be delisted from such exchange. According to the NYSE’s published guidelines, the NYSE would consider delisting the Shares if, among other things (i) there were fewer than 400 holders, (ii) there were fewer than 1,200 holders and the average monthly trading volume was less than 100,000 Shares over the most recent 12 months, (iii) the number of publicly held Shares (excluding Shares held by officers, directors, their immediate families and other concentrated holdings of 10% or more) were less than 600,000, or (iv) the aggregate market value of the publicly held Shares was less than $50 million. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the requirements of the NYSE for continued listing and the listing of Shares is discontinued, the market for the Shares could be adversely affected.

      If the NYSE were to delist the Shares, it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price quotations for the Shares would be reported by such exchange or through the Nasdaq National Market or other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly-held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

      The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

      The Shares are currently registered under the Exchange Act. Registration may be terminated upon application of Hertz to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Hertz to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement pursuant to Section 14(a) in connection with a stockholders’ meeting and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to the Shares. Furthermore, “affiliates” of Hertz and persons holding “restricted securities” of Hertz may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for listing or NASDAQ National Market reporting. However, because its debt securities will continue to be publicly-traded, Hertz will continue to file periodic reports under the Exchange Act following the Merger.

12.  DIVIDENDS AND DISTRIBUTIONS.

      Pursuant to the Merger Agreement, without the prior written approval of Ford, the Purchaser or FSG II or as otherwise contemplated in the Merger Agreement, Hertz has agreed not to (i) declare or pay any dividend on, or make any other distribution in respect of outstanding shares of its capital stock except for regular quarterly dividends payable on the Common Stock in an amount not to exceed $0.05 per share per quarter; (ii) purchase or otherwise acquire or split or reclassify any shares of its capital stock or effect any reorganization or recapitalization of Hertz; or (iii) issue, sell, pledge, dispose or encumber any stock of Hertz.

13.  CONDITIONS OF THE OFFER.

      Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) the Purchaser’s rights to extend and amend the Offer at any time in its sole discretion in accordance with the terms of the Merger Agreement, the Purchaser shall not be required to accept for payment, purchase or pay for, subject to any applicable regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares (whether or not any Shares theretofore have been accepted for payment or paid for pursuant to the Offer), and may terminate the Offer as to any Shares not then paid for, if at any time on or after January 16, 2001 and prior to the time of payment for any such Shares, any of the following events shall occur:

(a) there shall have been any statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted, issued or rendered applicable to the Offer or the Merger by any domestic or foreign federal or state governmental regulatory or administrative agency or authority or court or legislative body or commission which (i) prohibits or imposes any material limitations on, Ford’s or the Purchaser’s ownership or operation of all or a material portion of Hertz’s businesses or assets, (ii) prohibits or makes illegal the acceptance for payment, payment for or purchase of Shares or the consummation of the Offer or the Merger, (iii) results in a material delay in or restricts the ability of the Purchaser, or renders the Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares, or (iv) imposes material limitations on the ability of the Purchaser effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to Hertz’s stockholders, provided that the Purchaser shall have used all reasonable efforts to cause any such judgment, order or injunction to be vacated or lifted;

(b) the representations and warranties of Hertz set forth in the Merger Agreement shall not be true and correct as of the date of consummation of the Offer as though made on or as of such date, except for such failures to be true or correct that have not had or would not be reasonably expected to have a Company Material Adverse Effect (as defined in the Merger Agreement), or Hertz shall have breached or failed in any material respect to perform or comply with any material obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it;

(c) the Hertz Board, based on the recommendation of the Special Committee, shall have (including by amendment to the Schedule 14D-9) withdrawn, amended or modified in a manner adverse to Ford or the Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement or shall have resolved to do any of the foregoing;

(d) Hertz, acting through the Hertz Board (as agreed to by the Special Committee), Ford and the Purchaser shall have agreed that the Purchaser shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder; or

(e) the Merger Agreement shall have been terminated in accordance with its terms.

      The foregoing conditions are for the sole benefit of Ford, the Purchaser and their respective affiliates and may be asserted by Ford or the Purchaser, in whole or in part, at any time and from time to time in the sole discretion of Ford or the Purchaser.

      The failure by Ford or the Purchaser at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such rights and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. Should the Offer be terminated pursuant to any of the foregoing provisions, all tendered Shares not theretofore accepted for payment shall forthwith be returned to the tendering stockholders.

14.  CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.

      General. We are not aware of any governmental license or regulatory permit that appears to be material to Hertz’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Laws,” such approval or other action will be sought. There is, however, no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to Hertz’s business or certain parts of Hertz’s business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions. See “The Offer — Conditions of the Offer.”

      State Takeover Laws. Hertz is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL (“Section 203”) prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder. Section 203 does not apply to any stockholder which became an interested stockholder at a time when the corporation was not publicly held. Since Ford owned all the outstanding stock of Hertz prior to its public offering in April 1997, Ford and the Purchaser do not believe that Section 203 would apply to the Merger. In addition, Ford and the Purchaser believe that Section 203 is inapplicable to the Merger because Ford or its affiliates have been interested stockholders of Hertz for more than three years.

      A number of other states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. Hertz, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or any merger or other business combination between us or any of our affiliates and Hertz and we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or any such merger or other business combination, we believe that there are reasonable bases for contesting such laws.

      In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a Federal District Court in Florida held in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

      If any government official or third party should seek to apply any state takeover law to the Offer or any merger or other business combination between us or any of our affiliates and Hertz, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or any such merger or other business combination and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or any such merger or other business combination, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or any such merger or other business combination. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See “The Offer — Conditions of the Offer.”

      Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is not subject to such requirements because the Purchaser currently owns in excess of 50% of Hertz’s issued and outstanding voting common stock.

      The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as our acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of Ford’s or Hertz’s substantial assets. Private parties (including individual states) may also bring legal actions under the antitrust laws. We do not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See “The Offer — Conditions of the Offer” for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

      Litigation. By order dated October 19, 2000, the Delaware Court of Chancery for New Castle County consolidated under the caption “In re The Hertz Corporation Shareholders Litigation” 12 lawsuits, purportedly brought as class actions, challenging the Purchaser’s offer to acquire through a merger all of the outstanding common stock of Hertz it did not already own. The consolidated lawsuits were filed by individual stockholders of Hertz purportedly on behalf of the stockholders filing the cases and all holders of outstanding Shares other than the defendants against Hertz, its directors and Ford. The complaints allege among other things that the terms of the transaction, including the consideration to be paid to the holders of the Shares, are unfair and that the defendants have breached their fiduciary duties to Hertz’s stockholders. The complaint seeks an injunction to prohibit the transaction from being completed or, if completed prior to the court’s taking action, rescission of the transaction and/or an unspecified amount of damages.

      Provisions for Unaffiliated Security Holders. In connection with the Offer and the Merger, neither Ford nor the Purchaser has granted to unaffiliated security holders access to their corporate files or arranged for counsel or appraisal services at the expense of Hertz, Ford or the Purchaser.

15.  FEES AND EXPENSES.

      J.P. Morgan Securities Inc. is acting as Ford’s financial advisor and is acting as Dealer Manager in connection with the Offer. Ford has agreed to pay J.P. Morgan as compensation for its services as financial advisor and as Dealer Manager in connection with the Offer and the Merger a fee of $5.9 million, all of which is payable upon the closing of the Merger. Ford has also agreed to reimburse J.P. Morgan for certain reasonable out-of-pocket expenses incurred in connection with the Offer (including the fees and disbursements of outside counsel) and to indemnify J.P. Morgan against certain liabilities, including certain liabilities under the federal securities laws.

      Ford has retained Georgeson Shareholder Communications Inc. to act as the Information Agent and EquiServe Trust Company, N.A. to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the federal securities laws.

      Neither we nor Ford will pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager, the Information Agent and the Depository) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

      Pursuant to the Engagement Letter, the Special Committee agreed that Lazard would be paid the following fees:

(a) a fee of $250,000, payable upon execution of the Engagement Letter, which fee is credited against any fees paid pursuant to subsections (b) and (c) below;

(b) a fee of $1.0 million, payable upon the delivery of an opinion to the Special Committee and to the Hertz Board as to the fairness to the public stockholders of Hertz, from a financial point of view, of the consideration to be received by such stockholders pursuant to the Offer and the Merger, which fee shall be credited against any fee paid pursuant to subsection (c) below; and

(c) a fee, payable upon consummation of the transaction equal to the total of (i) $3,100,000; plus (ii) 1.10% of that portion of the aggregate consideration paid, if any, in connection with the transaction that is greater than $30.00 per Share; provided, however, that, notwithstanding the foregoing, in no event shall the fee exceed 0.60% of the aggregate consideration paid in connection with the transaction.

Hertz has also agreed to reimburse Lazard for its expenses as incurred in connection with its engagement. In addition, Hertz has agreed to indemnify Lazard and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Lazard or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of Lazard’s engagement.

      The following is an estimate of fees and expenses to be incurred in connection with the Offer and the Merger:

Fees and Expenses To Be Paid by Ford or the Purchaser:

Financial Advisor/ Dealer Manager	$5,900,000

Advertising	50,000

Filing	141,514

Depositary	35,000

Information Agent (including mailing)	30,000

Legal, Printing and Miscellaneous	750,000

Total	$6,906,514

Fees and Expenses To Be Paid by Hertz:

Financial Advisor	$4,300,000

Legal, Printing and Miscellaneous	1,950,000

Total	$6,250,000

16.  MISCELLANEOUS.

      The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, in our discretion, take such action as we may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

      No person has been authorized to give any information or make any representation on behalf of the Purchaser or Ford not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

      We have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer which includes information required by Schedule 13E-3. In addition, Hertz has filed a Solicitation/ Recommendation Statement on Schedule 14D-9, together with all exhibits thereto, pursuant to Rule 14d-9 of the Exchange Act Rules setting forth its recommendation with respect to the Offer and the reasons for such recommendations and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the manner set forth in “The Offer — Certain Information Concerning the Purchaser and Ford — Available Information” of this Offer to Purchase (except that such information will not be available at the regional offices of the SEC).

FORD FSG, INC.

February 2, 2001

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF FORD, THE PURCHASER AND FSG II

1.  DIRECTORS AND EXECUTIVE OFFICERS OF FORD

      The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Ford are set forth below. The principal place of business of Ford and, unless otherwise indicated below, the business address of each director and officer is care of Ford Motor Company, One American Road, Dearborn, MI 48126. Ford’s telephone number is (313) 322-3000. Ford Directors are indicated by an asterisk. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Ford. None of the directors and officers of Ford listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

Current Principal Occupation or Employment
Name and Address	and Five-Year Employment History

William Clay Ford, Jr.*	Chairman of the Board
John R. H. Bond* HSBC Holdings plc 10 Lower Thames Street London EC3R 6AE UK	HSBC Holdings plc, Group Chairman. Mr. Bond is a citizen of the United Kingdom.
Michael D. Dingman* Shipston Group Ltd. Deltec House Lyford Cay Nassau, Bahamas	Shipston Group Ltd., President and Chief Executive Officer. Mr. Dingman is a citizen of the Bahamas.
Edsel B. Ford II*	Former Vice President of Ford Motor Company and Former President of Ford Motor Credit Company
William Clay Ford*	Retired Chairman of the Finance Committee
Irvine O. Hockaday, Jr.* Hallmark Cards Incorporated 2501 McGee Kansas City, MO 64108	Hallmark Cards Incorporated, President and Chief Executive Officer
Marie-Josée Kravis* c/o Council on Foreign Relations 58 E. 68th Street New York, NY 10021	Senior Fellow of The Hudson Institute Inc. Ms. Kravis is a citizen of Switzerland and Canada.
Ellen R. Marram* North Castle Partners LLC 60 Arch Street Greenwich, CT 06830	North Castle Partners LLC, General Partner
Jacques A. Nasser*	President and Chief Executive Officer. Mr. Nasser is a citizen of Australia.

Current Principal Occupation or Employment
Name and Address	and Five-Year Employment History

Homer A. Neal* European Organization for Nuclear Research CERN PPE Division Building 40-2C-20 1211 Geneva 23 Switzerland	Director, ATLAS Project, Professor of Physics, and Office of Provost and Executive Vice President for Academic Affairs, University of Michigan
Jorma J. Ollila* Nokia Corporation Keilahdentie 4 02150 Espoo Finland	Nokia Corporation, Chairman and Chief Executive Officer. Mr. Ollila is a citizen of Finland.
Carl E. Reichardt* Wells Fargo & Company 420 Montgomery Street 12th Floor San Francisco, CA 94163	Wells Fargo & Company, Retired Chairman of the Board
Robert E. Rubin* Citigroup, Inc. 399 Park Avenue — Third Floor New York, NY 10043	Citigroup, Inc., Director, Chairman of the Executive Committee, and Member of the Office of the Chairman
John L. Thornton* The Goldman-Sachs Group, Inc. 133 Fleet Street London EC4A 2BB England	The Goldman-Sachs Group, Inc., President and Co-Chief Operating Officer
W. Wayne Booker	Vice Chairman
James D. Donaldson	Group Vice President — Global Business Development. Mr. Donaldson is a citizen of the United Kingdom.
Carlos E. Mazzorin	Group Vice President — Global Purchasing and South America
James J. Padilla	Group Vice President — Global Manufacturing
Richard Parry-Jones	Group Vice President — Global Product Development and Quality. Mr. Parry-Jones is a citizen of the United Kingdom.
Wolfgang Reitzle	Group Vice President — Premier Automotive Group. Mr. Reitzle is a citizen of Germany.
Robert L. Rewey	Group Vice President — Global Consumer Services and North America
John M. Rintamaki	Group Vice President and Chief of Staff
Henry D. G. Wallace	Group Vice President and Chief Financial Officer. Mr. Wallace is a citizen of the United Kingdom.
Elizabeth S. Acton	Vice President and Treasurer

Current Principal Occupation or Employment
Name and Address	and Five-Year Employment History

Marvin W. Adams	Vice President and Chief Information Officer. Mr. Adams served as Executive Vice President, Bank Operations and Technology of Bank One N.A. from 1997 to December 2000. From 1996 to 1997 he served as Chief Information Officer of Frontier Communications Corporation and from 1994 until 1996 as President, Bank One Financial Card Services Corporation.
Richard N. Beattie	Vice President — Investor Relations
Gurminder S. Bedi	Vice President — North American Truck
William W. Boddie	Vice President — Global Core Engineering
Mei Wei Cheng	Vice President (President, Ford Motor (China) Ltd.)
Susan M. Cischke	Vice President — Environmental and Safety Engineering. Ms. Cischke served as Senior Vice President, Regulatory Affairs and Passenger Car Operations, Daimler Chrysler AG, from 1999 to January 2001. From 1996 to 1999, she served as Vice President, Vehicle Certification, Compliance and Safety Affairs with Daimler Chrysler AG.
William J. Cosgrove	Vice President (Chief of Staff and Chief Financial Officer, Premier Automotive Group)
Terrall M. de Jonckheere	Vice President — Ford South America Operations
Mark Fields	Vice President
Louise K. Goeser	Vice President — Quality
Janet Mullins Grissom	Vice President — Washington Affairs
Elliott S. Hall	Vice President — Dealer Development
Lloyd E. Hansen	Vice President and Controller
Earl J. Hesterberg	Vice President (VP, Marketing, Sales and Service, Ford of Europe, Incorporated)
Mark W. Hutchins	Vice President (President, Lincoln and Mercury)
I. Martin Inglis	Vice President, Ford North America. Mr. Inglis is a citizen of the United Kingdom.
Michael D. Jordan	Vice President — Ford Customer Service Division (President, Automotive Consumer Services Group)
Brian P. Kelley	Vice President, Consumer Connect (COO, Ford Investment Enterprises Corporation)
Vaughan A. Koshkarian	Vice President — Ford Asia Pacific
Roman J. Krygier	Vice President — Powertrain Operations
Martin Leach	Vice President (Vice President — Product Development, Ford of Europe Incorporated). Mr. Leach is a citizen of the United Kingdom.
Kathleen A. Ligocki	Vice President Mexico (President and Chief Executive Officer Ford of Mexico)
Malcolm S. Macdonald	Vice President — Finance and Treasury Matters
J. C. Mays	Vice President — Design
David L. Murphy	Vice President — Human Resources. Mr. Murphy is a citizen of the United Kingdom.

Current Principal Occupation or Employment
Name and Address	and Five-Year Employment History

James G. O’Connor	Vice President (President, Ford Division)
Helen O. Petrauskas	Vice President — Environmental and Safety Engineering
Neil W. Ressler	Vice President and Chief Technical Officer Research and Vehicle Technology
Dennis E. Ross	Vice President and General Counsel
Shamel T. Rushwin	Vice President — Vehicle Operations
Nicholas V. Scheele	Vice President (Chairman, Ford of Europe Incorporated). Mr. Scheele is a citizen of the United Kingdom.
James C. Schroer	Vice President — Global Marketing
Frank M. Taylor	Vice President — Material Planning and Logistics
Chris P. Theodore	Vice President — North America Car
David W. Thursfield	Vice President (President and Chief Executive Officer, Ford of Europe Incorporated). Mr. Thursfield is a citizen of the United Kingdom.
Alex P. Ver	Vice President — Advanced Manufacturing Engineering
Jason H. Vines	Vice President — Public Affairs
Donald A. Winkler	Vice President (Chairman & CEO, Ford Motor Credit Company)
James A. Yost	Vice President and Chief Information Officer
Martin B. Zimmerman	Vice President — Governmental Affairs
Rolf Zimmerman	Vice President (Chairman, Ford Werke AG). Mr. Zimmerman is a citizen of Germany.

      Except for Mr. Mays, who joined Ford in 1998, Ms. Goeser and Messrs. Cheng, Kelley, Reitzle, Rushwin, Taylor, Theodore and Winkler, who joined Ford in 1999, Mr. Vines, who joined Ford in 2000, and those officers for whom biographical information has been provided above, all of the above officers have been employed by Ford or its subsidiaries in one or more executive capacities during the past five years.

      The principal occupations of Ms. Goeser and Messrs. Cheng, Kelley, Mays, Reitzle, Rushwin, Taylor, Theodore, Vines and Winkler, for the past five years are described on pages 33 and 34 of Ford’s Annual Report on Form 10-K for the year ended December 31, 1999, filed with the SEC, which are incorporated herein by reference.

2.  DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER

      The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of the Purchaser are set forth below. The principal place of business of the Purchaser and, unless otherwise indicated below, the business address of each director and officer is care of Ford Motor Company, One American Road, Dearborn, MI 48126. The Purchaser’s telephone number is (313) 322-3000. Directors of the Purchaser are indicated by an asterisk. None of the directors and officers of the Purchaser listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgement, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

Current Principal Occupation or Employment
Name and Address	and Five-Year Employment History

W. Wayne Booker*	Chairman of the Board and Chief Executive Officer, Ford FSG, Inc.; Vice Chairman, Ford Motor Company
Malcolm S. Macdonald*	Vice President-Finance and Treasury Matters, Ford Motor Company
Donald A. Winkler*	Vice President, Ford Motor Company; Chairman and Chief Executive Officer, Ford Motor Credit Company
Neil M. Schloss	Vice President — Treasurer, Ford FSG, Inc.; Director, Financial Strategy, Ford Motor Company
Timothy Green	Vice President — Controller, Ford FSG, Inc.; Manager, Corporate Accounting and Financial Reporting, Ford Motor Company. Mr. Green is a citizen of the United Kingdom.
John M. Rintamaki	Vice President — General Counsel and Secretary, Ford FSG, Inc.; Group Vice President and Chief of Staff and Secretary, Ford Motor Company
Dennis E. Ross	Vice President — Tax Affairs, Ford FSG, Inc.; Vice President and General Counsel, Ford Motor Company

All of the above officers and directors have been employed by Ford or its subsidiaries in one or more executive capacities during the past five years, except Mr. Winkler who joined Ford in 1999 and whose principal occupations for the past five years are described on page 34 of Ford’s Annual Report on Form 10-K for the year ended December 31, 1999, and filed with the SEC, which is incorporated herein by reference.

3.  DIRECTORS AND EXECUTIVE OFFICERS OF FSG II

      The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of FSG II are set forth below. The principal place of business of FSG II and, unless otherwise indicated below, the business address of each director and officer is care of Ford Motor Company, One American Road, Dearborn, MI 48126. FSG II’s telephone number is (313) 322-3000. Directors of FSG II are indicated by an asterisk. None of the directors and officers of FSG II listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgement, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All directors and officers listed below are citizens of the United States.

Current Principal Occupation or Employment
Name and Address	and Five-Year Employment History

Malcolm S. Macdonald*	Chairman and President, Ford FSG II, Inc.; Vice President-Finance and Treasury Matters, Ford Motor Company
Ann Marie Petach*	Vice President, Ford FSG II, Inc.; Assistant Treasurer, Ford Motor Company
David J. Prystash*	Vice President and Treasurer, Ford FSG II, Inc.; Director, Corporate Business Development, Ford Motor Company
Peter Sherry, Jr.	Secretary, Ford FSG II, Inc.; Assistant General Counsel and Assistant Secretary, Ford Motor Company

All of the above officers and directors have been employed by Ford or its subsidiaries in one or more executive capacities during the past five years.

SCHEDULE II

DIRECTORS AND EXECUTIVE OFFICERS OF HERTZ

      The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Hertz are set forth below. The principal place of business of Hertz and, unless otherwise indicated below, the business address of each director and officer is care of The Hertz Corporation, 225 Brae Boulevard, Park Ridge, New Jersey 07656. Hertz’s telephone number is (201) 307-2000. Directors of Hertz are indicated by an asterisk. None of the directors and officers of Hertz listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgement, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

Current Principal Occupation or Employment
Name and Address	and Five-Year Employment History

Frank A. Olson*	Chairman of the Board of Directors since June 1980. Mr. Olson was Chief Executive Officer from March 1977 through December 1999.
W. Wayne Booker* Ford Motor Company One American Road Dearborn, Michigan 48126	Vice Chairman, Ford Motor Company since 1996. Mr. Booker served as Ford’s interim Chief Financial Officer during 1999. He also served as Executive Vice President — New Markets & Associations during 1996 and Executive Vice President — International Automotive Operations from 1992 through 1995.
Louis C. Burnett* Secura Burnett Company 555 California Street San Francisco, CA 94104	Managing Partner and Co-Founder, Secura Burnett Company LLC.
Craig R. Koch*	President and Chief Executive Officer since January 2000. From September 1993 through December 1999, Mr. Koch was President and Chief Operating Officer.
Michael T. Monahan* Monahan Enterprises LLC 3707 West Maple Road Suite 102 Bloomfield Hills, MI 48301	President, Monahan Enterprises, LLC since June 1999 and Chairman of Munder Capital Management from January 2000 through December 31, 2000. From October 1999 until January 2000, Mr. Monahan was the Chief Executive Officer of Munder Capital Management. From 1992 to June 1999, Mr. Monahan was President of Comerica Bank, and the President of Comerica Incorporated from July 1993 to June 1999.
Peter J. Pestillo* Visteon Corporation 5500 Auto Club Drive Dearborn, MI 48126	Chairman and Chief Executive Officer, Visteon Corporation since January 2000. From January 1999 through December 1999, Mr. Pestillo served as Vice Chairman of Ford. He was also Chief of Staff during 1999. From January 1993 through December 1998, Mr. Pestillo was Executive Vice President — Corporate Relations.
John M. Rintamaki* Ford Motor Company One American Road Dearborn, MI 48126	Group Vice President, Chief of Staff and Secretary, Ford Motor Company since January 2000. Mr. Rintamaki was Vice President — General Counsel during 1999. He became Secretary in July 1993, having been Assistant General Counsel since October, 1991.

II-1

Current Principal Occupation or Employment
Name and Address	and Five-Year Employment History

John M. Thompson* IBM Corporation Mail Drop 323 New Orchard Road Armonk, NY 10504	Vice Chairman of the Board of Directors, International Business Machines Corporation since August 2000. Mr. Thompson was Senior Vice President and Group Executive from January 1995 to July 2000. Mr. Thompson is a citizen of Canada.
Joseph A. Walker* J.P Morgan Chase & Co. 60 Wall Street New York, N.Y. 10260	Co-head of Advisory/ Mergers and Acquisitions, J.P. Morgan Chase & Co. since 1994.
Brian J. Kennedy	Executive Vice President, Marketing and Sales since February 1988.
Joseph R. Nothwang	Executive Vice President and President of Vehicle Rental Leasing, The Americas and Pacific since January 2000. From October 1998 through December 1999, Mr. Nothwang served as Executive Vice President and General Manager of Vehicle Rental and Leasing, The Americas and Pacific. From September 1995 through September 1998, he served as Executive Vice President and General Manager, U.S. Car Rental.
Gerald A. Plescia	Executive Vice President and President, Hertz Equipment Rental Corporation since July 1997. From May 1992 to July 1997, Mr. Plescia was Division Vice President, Field Operations.
Paul J. Siracusa	Executive Vice President and Chief Financial Officer since July 1997. From January 1996 to July 1997, Mr. Siracusa served as Vice President, Finance and Chief Financial Officer, Hertz International, Ltd.
Robert J. Bailey	Senior Vice President, Quality Assurance and Administration since May 1990.
Harold E. Rolfe	Senior Vice President and General Counsel since October 1998 and Secretary since May 1999. From June 1991 to September 1998, Mr. Rolfe served as Vice President and General Counsel of Corporate Property Investors, Inc., Three Dag Hammarskjold Plaza, 305 East 47th Street, New York, New York 10017.
Donald F. Steele	Senior Vice President, Employee Relations since July 1984.
Claude B. Burgess III	Vice President, Technology and e-Business since March 2000. From November 1999 through February 2000, Mr. Burgess served as Staff Vice President, Business Development. From May 1997 through October 1999, he served as Staff Vice President, Acquisitions and Diversified Businesses. From August 1993 to April 1997, he served as Division Vice President, Florida Region Operations.
Charles L. Shafer	Vice President since February 1998 and President of Hertz Europe Limited since January 1998. From January 1991 through December 1997, Mr. Shafer served as Division Vice President, Region Operations, Western Region.
Richard J. Foti	Controller since July 1997. From February 1990 to July 1997, Mr. Foti served as Staff Vice President, Internal Audit.
Robert H. Rillings	Treasurer since November 1986.

II-2

SCHEDULE III

PURCHASES OF CLASS A COMMON STOCK

      The following sets forth information with respect to purchases of Hertz Class A Common Stock by Hertz, Ford and the Purchaser during the past two years.

			Range of	Avg. Purchase
		Number of Shares	Prices Per	Price(1) Per
	Purchasing	Purchased During	Share During	Share During
Quarter/Year	Entity	Quarter	Quarter	Quarter

1st Quarter 1999	Hertz	61,000	$38.13-52.25	$43.80

2nd Quarter 1999	Hertz	204,000	52.50-63.63	59.63

3rd Quarter 1999	Hertz	225,800	38.13-59.50	46.04

4th Quarter 1999	Hertz	109,600	39.25-49.63	42.52

1st Quarter 2000	Hertz	222,000	28.06-50.31	34.28

2nd Quarter 2000	Hertz	306,452	29.13-35.94	30.88

3rd Quarter 2000	Hertz	82,538	24.66-33.44	31.17

4th Quarter 2000	—	–0–	—	—

1st Quarter 2001 (through 2/01/01)	—	–0–	—	—

(1)	Purchase prices exclude commission.

III-1

ANNEX A — AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER

by and among
FORD MOTOR COMPANY,
FORD FSG, INC.,
FORD FSG II, INC.
and
THE HERTZ CORPORATION

Dated as of January 16, 2001

i

ii

      AGREEMENT AND PLAN OF MERGER, dated as of January 16, 2001 (this “Agreement”), by and among Ford Motor Company, a Delaware corporation (“Ford”), Ford FSG, Inc., a Delaware corporation (“Parent”), Ford FSG II, Inc., a Delaware corporation (“FSG II”), and The Hertz Corporation, a Delaware corporation (the “Company”).

WITNESSETH

      WHEREAS, the Company has authority to issue (i) 440,000,000 shares of Class A Common Stock, par value $.01 per share (the “Class A Common Stock” or the “Shares”), 40,177,324 of which were outstanding as of December 31, 2000, (ii) 140,000,000 shares of Class B Common Stock, par value $.01 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), 67,310,167 of which are outstanding, and (iii) 40,000,000 shares of Preferred Stock, par value $.01 per share, none of which are outstanding;

      WHEREAS, Parent owns (i) 20,245,833 shares of Class A Common Stock and all of the outstanding Class B Common Stock and (ii) all of the outstanding stock of FSG II;

      WHEREAS, Ford, which owns directly or indirectly all of the outstanding stock of Parent, has proposed to the board of directors of the Company (the “Board”) that Parent or an affiliate acquire the remaining Class A Common Stock not owned by Parent (the “Proposal”);

      WHEREAS, the Board has established a special committee of the Board (the “Special Committee”) to consider the Proposal and make a recommendation to the Board with respect thereto;

      WHEREAS, it is proposed that Ford shall cause Parent to commence a tender offer (the “Tender Offer”) to acquire any and all of the outstanding shares of Class A Common Stock, for an amount equal to $35.50 per Share (such amount, or any greater amount per Share paid pursuant to the Tender Offer, being hereinafter referred to as the “Offer Price”), net to the seller in cash, upon the terms and subject to the conditions provided herein;

      WHEREAS, the Special Committee (i) has determined that it is fair to and in the best interests of the Company and its stockholders (other than Parent and its affiliates) to consummate the Tender Offer and the merger of FSG II with and into the Company, with the Company being the surviving corporation (the “Merger”), upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (“Delaware Law”), (ii) has determined that the Tender Offer, the Merger and this Agreement should be approved and declared advisable by the Board and (iii) has resolved to recommend that the Company’s stockholders accept the Tender Offer, tender their Shares pursuant thereto and approve and adopt this Agreement and the Merger if submitted for their approval;

      WHEREAS, based on the recommendation of the Special Committee, the Board (i) has determined that it is fair to and in the best interests of the Company and its stockholders (other than Parent and its affiliates) to consummate the Tender Offer and the Merger upon the terms and subject to the conditions of this Agreement and in accordance with Delaware Law, (ii) has approved and declared advisable the Tender Offer, the Merger and this Agreement and (iii) has resolved to recommend that the Company’s stockholders accept the Tender Offer, tender their Shares pursuant thereto and approve and adopt this Agreement and the Merger if submitted for their approval; and

      WHEREAS, the board of directors of each of Parent and FSG II (i) has determined that the Tender Offer and the Merger are fair to and in the best interests of Parent and FSG II, respectively, and their respective stockholders and (ii) has approved and declared advisable the Tender Offer, the Merger and this Agreement.

      NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Ford, Parent, FSG II and the Company hereby agree as follows:

ARTICLE 1

THE OFFER

      SECTION 1.01.  The Tender Offer. (a)  Provided that none of the events set forth in Annex A hereto shall have occurred or be existing, as soon as practicable (but in no event later than fifteen business days from the public announcement of the terms of this Agreement) Ford shall cause Parent to commence the Tender Offer. The initial expiration date of the Tender Offer shall be the twentieth business day from and after the date the Tender Offer is commenced (the “Initial Expiration Date”). The obligation of Ford to cause Parent to commence the Tender Offer and to accept for payment and pay for Shares tendered pursuant to the Tender Offer shall be subject only to the conditions set forth in Annex A hereto, any of which conditions may be waived by Parent in its sole discretion. Parent expressly reserves the right to amend or make changes to the terms and conditions of the Tender Offer; provided, however, that, without the prior written consent of the Company (expressed in a resolution adopted by both the Special Committee and the Board), Parent shall not (i) decrease the Offer Price or change the form of consideration to be paid in the Tender Offer, (ii) impose any additional conditions to the Tender Offer from those set forth in Annex A hereto, or (iii) otherwise amend the Tender Offer in a manner that would adversely affect the holders of Shares. The Company agrees that no Shares held by the Company or any subsidiary of the Company will be tendered pursuant to the Tender Offer. Notwithstanding anything in this Agreement to the contrary, without the consent of the Company, Parent shall have the right to extend the Tender Offer beyond the Initial Expiration Date in the following events: (i) from time to time if, at the Initial Expiration Date (or extended expiration date of the Tender Offer, if applicable), any of the conditions to the Tender Offer shall not have been satisfied or waived; (ii) for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff thereof applicable to the Tender Offer or any period required by applicable law; (iii) for an aggregate period not to exceed ten business days (for all such extensions), if all of the conditions to the Tender Offer are satisfied or waived but the number of Shares validly tendered and not withdrawn is insufficient to result in Parent owning at least ninety percent of the then outstanding number of Shares; or (iv) pursuant to an amendment to the Tender Offer providing for a “subsequent offering period” not to exceed twenty business days to the extent permitted under, and in compliance with, Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Following the satisfaction or waiver of the conditions to the Tender Offer, Ford shall cause Parent to accept for payment, in accordance with the terms of the Tender Offer, all Shares validly tendered pursuant to the Tender Offer and not withdrawn as soon as it is permitted to do so pursuant to applicable law.

      (b)  Ford shall cause Parent to file with the SEC on the date that the Tender Offer is commenced (i) a Tender Offer Statement on Schedule TO (together with any supplements or amendments thereto, the “Schedule TO”) which will contain, among other things, the offer to purchase, form of the related letter of transmittal and summary advertisement (together with any supplements or amendments thereto, the “Tender Offer Documents”), and (ii) together with Ford, FSG II and the Company, a Rule 13e-3 Transaction Statement on Schedule 13E-3 with respect to the Tender Offer which shall be filed as a part of the Schedule TO. The Tender Offer Documents shall comply in all material respects with the provisions of applicable federal securities laws and, on the date filed with the SEC and on the date first published, sent or given to the Company’s stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by Ford or Parent with respect to information supplied by the Company in writing for inclusion in the

Tender Offer Documents. Each of Ford and Parent further agrees to take all steps necessary to cause the Tender Offer Documents to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. Each of Ford and Parent, on the one hand, and the Company, on the other hand, agrees promptly to correct any information provided by it for use in the Tender Offer Documents if and to the extent that it shall have become false and misleading in any material respect and Ford further agrees to cause Parent to take all steps necessary to cause the Tender Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. The Company and its counsel shall be given the opportunity to review the initial Schedule TO before it is filed with the SEC. In addition, Ford and Parent agree to provide the Company and its counsel with any comments or other communications that Ford, Parent or their counsel may receive from time to time from the SEC or its staff with respect to the Tender Offer Documents promptly after the receipt of such comments or other communications.

      SECTION 1.02.  Company Action. The Company hereby approves of and consents to the Tender Offer. Concurrently with the filing of the Schedule TO, the Company shall file with the SEC and mail to the holders of Shares a Solicitation/ Recommendation Statement on Schedule 14D-9 (together with any supplements or amendments thereto, the “Schedule 14D-9”). The Schedule 14D-9 will set forth, and the Company hereby represents to Ford and Parent, that (a) each of the Special Committee and the Board of Directors of the Company, at meetings duly called and held, has (i) determined that each of the Tender Offer and the Merger is fair to and in the best interests of the Company’s stockholders (other than Parent and its affiliates); (ii) approved this Agreement and the transactions contemplated hereby, including, without limitation the Tender Offer and the Merger; and (iii) resolved to recommend that the Company’s stockholders accept the Tender Offer, tender their Shares pursuant thereto and approve and adopt this Agreement and the Merger if submitted for their approval; provided, however, that such recommendation may be withdrawn or modified to the extent that the Board, based on the recommendation of the Special Committee, determines in good faith, based on the advice of outside counsel, that such recommendation would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable law; and (b) Lazard Frères & Co. LLC, the financial advisor to the Special Committee (“Lazard LLC”), has delivered to the Special Committee and the Board its written opinion that the consideration to be received by the stockholders of the Company (other than Parent and its affiliates) pursuant to each of the Tender Offer and the Merger is fair to such stockholders from a financial point of view. The Schedule 14D-9 will comply in all material respects with the provisions of applicable federal securities laws and, on the date filed with the SEC and on the date first published, sent or given to the Company’s stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by the Company with respect to information supplied by Ford or Parent in writing for inclusion in the Schedule 14D-9. The Company further agrees to take all steps necessary to cause the Schedule 14D-9 to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. Each of the Company, on the one hand, and Ford and Parent, on the other hand, agrees promptly to correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it shall have become false and misleading in any material respect and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of the Shares, in each case as and to the extent required by applicable federal securities laws. Parent and its counsel shall be given the opportunity to review the initial Schedule 14D-9 before it is filed with the SEC. In addition, the Company agrees to provide Ford, Parent and their counsel with any comments or other communications that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments or other communications.

      SECTION 1.03.  Stockholder Lists. In connection with the Tender Offer, the Company shall promptly furnish Parent with mailing labels, security position listings of Shares held in stock depositories and any available listing or computer file containing the names and addresses of the record holders of Shares, each as of the most recent practicable date, and shall promptly furnish Parent with such additional information, including updated lists of stockholders, mailing labels and lists of securities positions and such other information and assistance as Parent or its agents may reasonably request in connection with communicating to the record and beneficial holders of Shares with respect to the Tender Offer and the Merger.

ARTICLE 2

THE MERGER

      SECTION 2.01.  The Merger. Upon the terms and subject to the conditions set forth in Article VIII, and in accordance with Delaware Law, at the Effective Time (as defined below), FSG II shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of FSG II shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

      SECTION 2.02.  Effective Time; Closing. As promptly as practicable and in no event later than the third business day following the satisfaction or, if permissible, waiver of the conditions set forth in Article 8 (or such other date as may be agreed in writing by the parties hereto), the parties hereto shall cause the Merger to be consummated by filing a certificate of merger or a certificate of ownership and merger, as appropriate (either, the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of Delaware Law. The term “Effective Time” means the date and time of the filing with the Secretary of State of the State of Delaware of the Certificate of Merger (or such later time as may be agreed upon in writing by the parties hereto and specified in the Certificate of Merger). Immediately prior to the filing of the Certificate of Merger, a closing (the “Closing”) will be held at the principal office of Parent located at One American Road, Dearborn, Michigan (or such other place as the parties hereto may agree).

      SECTION 2.03.  Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of FSG II and the Company shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of FSG II and the Company shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

      SECTION 2.04.  Certificate of Incorporation; By-laws; Directors and Officers. (a) At the Effective Time, the Restated Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the Restated Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with Delaware Law and such Restated Certificate of Incorporation.

      (b)  At the Effective Time, the By-laws of the Company, as in effect immediately prior to the Effective Time, shall be the By-laws of the Surviving Corporation until thereafter amended in accordance with Delaware Law, the Restated Certificate of Incorporation of the Surviving Corporation and such By-laws.

      (c)  From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, (i) the directors of the Company at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE 3

CONVERSION OF COMMON STOCK; EXCHANGE OF CERTIFICATES

      SECTION 3.01.  Conversion of Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any party hereto or the holders of Common Stock:

(a) each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares, as defined in Section 3.04, and any shares to be canceled pursuant to Section 3.01(b)) shall be converted into the right to receive the Offer Price in cash (the “Merger Consideration”); and

(b) each share of Common Stock held in the treasury of the Company or owned by Parent or any direct or indirect wholly-owned subsidiary of Parent or the Company immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no payment or distribution shall be made with respect thereto; and

(c) each share of common stock, par value $.01 per share, of FSG II issued and outstanding immediately prior to the Effective Time shall be converted into one share of Class A Common Stock of the Surviving Corporation.

      SECTION 3.02.  Exchange of Certificates. (a) Paying Agent.  Prior to the Effective Time, Parent shall designate a bank or trust company to act as paying agent in the Merger (the “Paying Agent”) and shall deposit or cause FSG II to deposit with the Paying Agent immediately available funds in an amount sufficient for the payment of the aggregate Merger Consideration upon surrender of Certificates (as hereinafter defined) representing shares of Common Stock converted pursuant to Section 3.01(a) (such funds being hereinafter referred to as the “Exchange Fund”).

      (b)  Exchange Procedures. Promptly after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record (other than Parent or any direct or indirect wholly-owned subsidiary of Parent) of a certificate or certificates that immediately prior to the Effective Time represented shares of Common Stock (the “Certificates”), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and shall be in a form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor, and the Paying Agent shall pay, the Merger Consideration for each share of Common Stock formerly evidenced by such Certificate, and such Certificate shall thereupon be canceled. If payment of the Merger Consideration is to be made to a person other than the person in whose name the surrendered Certificate is registered on the stock transfer books of the Company, it shall be a condition of payment to the holder of a Certificate that it be endorsed properly or otherwise be in proper form for transfer and that the person requesting such payment shall have paid all transfer and other taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder thereof or shall have established to the satisfaction of the Surviving Corporation that such taxes are not applicable. Until surrendered as contemplated by this Section 3.02, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration into which the shares theretofore represented by such Certificate shall have been converted pursuant to Section 3.01(a). No interest will be paid or will accrue on the cash payable upon the surrender of any Certificate.

      (c)  Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed for six (6) months after the Effective Time shall be delivered to Parent, upon demand, and any holders of shares of Common Stock who have not theretofore complied with this Article 3 shall thereafter look only to Parent for payment of the Merger Consideration to which they are entitled, without any interest thereon. Any portion of the Exchange Fund remaining unclaimed as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable law, become the property of Parent free and clear of any claims or interest of any person previously entitled thereto.

      (d)  No Liability. Neither Parent nor the Surviving Corporation shall be liable to any holder of shares of Common Stock for any amounts delivered to a public official pursuant to any abandoned property, escheat or similar law.

      (e)  Withholding Rights. Each of the Surviving Corporation, Parent and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Common Stock such amounts as it is required to deduct and withhold with respect to the making of any payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state or local tax law. To the extent that amounts are so withheld by the Surviving Corporation, Parent or the Paying Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Common Stock in respect of which such deduction and withholding was made by the Surviving Corporation, Parent or the Paying Agent, as the case may be.

      (f)  Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Surviving Corporation, the posting by such person of a bond, in such reasonable amount as Parent or the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration, without any interest thereon.

      (g)  Investment of Funds. The Paying Agent shall invest the funds constituting the Exchange Fund as directed by Parent. Any interest or other income resulting from such investment shall be paid to Parent.

      SECTION 3.03.  Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed with respect to shares of Common Stock outstanding immediately prior to the Effective Time and there shall be no further registration of transfers of such shares thereafter on the records of the Company. From and after the Effective Time, the holders of shares of Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided in this Agreement or by law.

      SECTION 3.04.  Appraisal. Notwithstanding anything in this Agreement to the contrary, each share of Common Stock issued and outstanding immediately prior to the Effective Time and held by a person (a “Dissenting Stockholder”) who has neither voted in favor of the Merger nor consented in writing thereto and who complies with all the requirements of Delaware Law concerning the right of stockholders to seek appraisal of their shares (“Dissenting Shares”) shall not be converted as described in this Article 3 but shall instead become the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to Section 262 of the Delaware Law. If, after the Effective Time, such Dissenting Stockholder withdraws his or her demand for appraisal or fails to perfect or otherwise loses his or her right of appraisal, in any case pursuant to Delaware Law, each share of Common Stock of such Dissenting Stockholder shall be deemed to be converted as of the Effective Time into the right to receive the Merger Consideration (without any interest thereon). The Company shall give Parent prompt notice of any demands received by the Company for appraisal of any shares of Common Stock, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

      The Company hereby represents and warrants to Ford, Parent and FSG II that:

      SECTION 4.01.  Organization and Qualification. Each of the Company and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, except where the failure of any subsidiaries to be in good standing could not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (as hereinafter defined). Each of the Company and its subsidiaries has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of the Company and its subsidiaries has all necessary licenses, permits, authorizations, and governmental approvals to own, lease and operate its properties and to carry on its business as it is currently being conducted, except where the failure to have such licenses, permits, authorizations and governmental approvals could not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (as hereinafter defined). Each of the Company and its subsidiaries is duly qualified and in good standing to do business in each jurisdiction in which the nature of the business conducted by it or the ownership or leasing of its properties makes such qualification necessary, other than where the failure to be so duly qualified and in good standing could not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The term “Company Material Adverse Effect”, as used in this Agreement, means any change or effect that, individually or when taken together with all other such changes or effects, is or is reasonably likely to be materially adverse to the financial condition, assets, liabilities, business, operations or earnings of the Company and its subsidiaries, taken as a whole, other than any such effect arising out of or resulting from general economic conditions or from changes in or generally affecting the industry in which the Company operates or any effect arising out of this Agreement or, except in the case of Section 4.05, the transactions contemplated hereby or the public announcement hereof.

      SECTION 4.02.  Restated Certificate of Incorporation and By-laws. The Company has heretofore furnished to Parent a complete and correct copy of the Restated Certificate of Incorporation and the By-laws, each as amended to date, of the Company. Such Restated Certificate of Incorporation and By-laws are in full force and effect. None of the Company or any of its subsidiaries is in violation of any provision of its Restated Certificate of Incorporation or By-laws (or equivalent organizational documents).

      SECTION 4.03.  Capitalization. The authorized capital stock of the Company consists of 440,000,000 shares of Class A Common Stock, 140,000,000 shares of Class B Common Stock and 40,000,000 shares of Preferred Stock, par value $.01 per share (the “Company Preferred Stock”). As of December 31, 2000, (i) 40,177,324 shares of Class A Common Stock and 67,310,167 shares of Class B Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable, and no shares of Company Preferred Stock are issued and outstanding, (ii) 779,534 shares of Class A Common Stock, no shares of Class B Common Stock and no shares of Company Preferred Stock are held in the treasury of the Company and (iii) 6,657,776 shares of Class A Common Stock are reserved for future issuance under the Company’s Long-Term Equity Compensation Plan, 75,000 shares of Class A Common Stock are reserved for future issuance under the Company’s Non-employee Director Stock Option Plan and 379,228 shares of Class A Common Stock have been reserved for issuance under the Company’s Employee Stock Purchase Plan. Since December 31, 2000, except for the issuance of Common Stock resulting from the exercise of employee stock options outstanding on such date, the Company has not issued any shares of capital stock or voting securities of the Company or securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company. Except as set forth in Section 4.03 of the disclosure schedule delivered by the Company to Parent concurrently with the execution of this Agreement (the “Company Disclosure Schedule”) or as otherwise contemplated by this Agreement, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any of its subsidiaries or obligating the Company or any of its subsidiaries to issue or sell any shares of capital stock of, or other equity interests in, the Company or any of its subsidiaries. Except as set forth in Section 4.03 of the Company Disclosure Schedule, there are no outstanding contractual obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

      SECTION 4.04.  Authority Relative to This Agreement. (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than, with respect to the Merger and to the extent required by Delaware Law, the adoption of this Agreement by the affirmative vote of the holders entitled to cast a majority of the votes represented by the outstanding Common Stock and the filing and recordation of appropriate merger documents as required by Delaware Law). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Ford, Parent and FSG II, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

      (b)  (i) The Special Committee has been duly authorized and constituted, (ii) the Special Committee, at a meeting thereof duly called and held on January 16, 2001, (A) determined that this Agreement, the Tender Offer and the Merger are fair to and in the best interests of the Company and its stockholders (other than Parent and its affiliates), (B) determined that this Agreement, the Tender Offer and the Merger should be approved and declared advisable by the Board and (C) resolved to recommend that the Company’s stockholders accept the Tender Offer, tender their Shares pursuant thereto and approve and adopt this Agreement and the Merger if submitted for their approval, and (iii) the Board, at a meeting thereof duly called and held on January 16, 2001, (A) determined that this Agreement and the Merger are fair to and in the best interests of the Company and its stockholders (other than Parent and its affiliates), (B) approved and declared advisable this Agreement, the Tender Offer and the Merger and (C) resolved to recommend that the Company’s stockholders accept the Tender Offer, tender their Shares pursuant thereto and approve and adopt this Agreement and the Merger if submitted for their approval.

      SECTION 4.05.  No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, (i) conflict with or violate the Restated Certificate of Incorporation or By-laws of the Company or equivalent organizational documents of any of its subsidiaries, (ii) assuming that all consents, approvals, authorizations, and other actions described in Section 4.05(b) have been obtained or made, conflict with or violate any law, statute, ordinance, rule, regulation, order, injunction, judgment or decree (“Law”) applicable to the Company or any of its subsidiaries or by which any property or asset of the Company or any of its subsidiaries is bound or affected or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or require payment under, or result in the creation of a lien or other encumbrance on any property or asset of the Company or any of its subsidiaries pursuant to, or trigger any right of first refusal under, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or any of their respective properties is bound, except, in the case of clauses (ii) and (iii), for any thereof that could not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or could not reasonably be expected to prevent or materially delay the consummation of the Merger.

      (b)  The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any domestic, foreign or supranational governmental, regulatory or administrative authority, agency or commission or any court, tribunal or arbitral body (“Governmental Entity”), except for (i) applicable requirements of the Exchange Act, the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”) state securities or “blue sky” laws (“Blue Sky Laws”), the rules and regulations of the New York Stock Exchange, Inc. (the “NYSE”) and the filing and recordation of appropriate merger documents as required by Delaware Law and (ii) such consents, approvals, authorizations, permits, filings or notifications the failure of which to receive or to make, could not, individually or in the aggregate reasonably be expected to have a Company Material Adverse Effect or could not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby.

      SECTION 4.06.  SEC Filings; Financial Statements. (a) The Company has filed all forms, reports and documents required to be filed by it with the SEC since December 31, 1999 (such forms, reports and other documents being referred to herein, collectively, as the “Company SEC Reports”). The Company SEC Reports (i) were prepared in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, (ii) did not, at the time they were filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, and (iii) were filed in a timely manner. No subsidiary of the Company was or is required to file any form, report or other document with the SEC.

      (b)  Since September 30, 2000 and through the date of this Agreement, there has not been any Company Material Adverse Effect, it being agreed for purposes of this representation that “Company Material Adverse Effect” shall be limited to the effect, if any, on the Company’s financial statements as of and for the year ended December 31, 2000.

      SECTION 4.07.  Options and Employment Contracts. (a) Except as contemplated hereby, the Company has taken no action with respect to any options to purchase shares of stock of the Company (“Company Stock Options”) that would result in an acceleration of vesting of the Company Stock Options in connection with the execution and delivery of this Agreement or the consummation of any transactions contemplated hereby or otherwise.

      (b)  Neither the execution, delivery or performance of this Agreement, nor the consummation of the Merger or any of the other transactions contemplated by this Agreement, will result in any bonus, golden parachute, severance or other payment or obligation to any current or former employee or director of the Company (whether or not under any Plan), or materially increase the benefits payable or provided under any Plan, or result in any acceleration of the time of payment or vesting of any such benefits. The term “Plan,” as used in this Agreement, means (i) all employee benefit plans (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, termination, severance or other contracts or agreements to which the Company or any trade or business (whether or not incorporated) under common control with the Company under Sections 414(b), (c), (m) or (o) of the Code (the “Controlled Group”) is a party, with respect to, which the Company or any Controlled Group has any obligation or which are maintained, contributed to or sponsored by the Company or any Controlled Group for the benefit of any current or former employee, officer or director of the Company or any Controlled Group and (ii) each employee benefit plan for which the

Company or any Controlled Group could incur any liability or contingent liability not otherwise provided for in the Company’s financial statements contained in the Company SEC Reports under Section 4069 of ERISA, in the event such plan were terminated, or under Section 4212(c) of ERISA, or in respect of which the Company or any Controlled Group remains secondarily liable under Section 4204 of ERISA.

      SECTION 4.08.  Brokers. No broker, finder or investment banker (other than Lazard LLC as set forth in Section 4.09) is entitled to any brokerage, finder’s or other fee or commission in connection with the Tender Offer or the Merger based upon arrangements made by or on behalf of the Company.

      SECTION 4.09.  Opinion of Financial Advisor. The Special Committee has received the written opinion of Lazard LLC dated the date of this Agreement to the effect that, as of the date of this Agreement, the consideration to be received by the stockholders of the Company (other than Parent and its affiliates) pursuant to each of the Tender Offer and the Merger is fair to the stockholders of the Company (other than Parent and its affiliates) from a financial point of view and such opinion has not been withdrawn. A copy of such opinion has been delivered to Parent and FSG II.

      SECTION 4.10.  State Takeover Statutes. Neither the restrictions on business combinations contained in Section 203 of the Delaware Law, nor any other state takeover statute or similar statute or regulations, will apply to the Tender Offer, the Merger, this Agreement or any of the transactions contemplated hereby, or to any of the parties hereto or their affiliates as a result of such transactions.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF FORD, PARENT AND FSG II

      Ford, Parent and FSG II hereby represent and warrant to the Company that:

      SECTION 5.01.  Organization and Qualification. Each of Ford, Parent and FSG II is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of Ford and Parent is duly qualified and in good standing to do business in each jurisdiction in which the nature of the business conducted by it or the ownership or leasing of its properties makes such qualification necessary, other than where the failure to be so duly qualified and in good standing could not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Tender Offer or the Merger. Each of Ford, Parent and FSG II has heretofore furnished to the Company complete and correct copies of its certificate of incorporation and by-laws, each as amended to the date of this Agreement.

      SECTION 5.02.  Authority Relative to This Agreement. (a) Each of Ford, Parent and FSG II has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Tender Offer, the Merger and the other transactions contemplated hereby. The execution and delivery of this Agreement by Ford, Parent and FSG II and the consummation by Ford, Parent and FSG II of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Ford, Parent or FSG II are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than, with respect to the Merger, the execution of a stockholder written consent by Parent as sole stockholder of FSG, to the extent required by Delaware Law, and the filing and recordation of appropriate merger documents as required by Delaware Law). This Agreement has been duly and validly executed and delivered by Ford, Parent and FSG II and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Ford, Parent and FSG II enforceable against them in accordance with its terms.

      (b)  The board of directors of FSG II, by written consent adopted on January 16, 2001, (i) determined that this Agreement, the Tender Offer and the Merger are fair to and in the best interests of FSG II and its stockholder and (ii) approved and declared advisable this Agreement, the Tender Offer and the Merger.

      SECTION 5.03.  No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by Ford, Parent and FSG II do not, and the performance of this Agreement by Ford, Parent and FSG II will not, (i) conflict with or violate the respective certificate of incorporation or by-laws of Ford, Parent or FSG II, or (ii) assuming that all consents, approvals, authorizations, and other actions described in Section 5.03(b) have been obtained or made, conflict with or violate any law applicable to Ford, Parent or FSG II or by which any property or asset of Ford, Parent or FSG II is bound or affected or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of or require payment under, or result in the creation of a lien or other encumbrance on any property or asset of Parent or FSG II or any of its subsidiaries pursuant to, or trigger any right of first refusal under, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or FSG II or any of its subsidiaries is a party or by which Parent or FSG II or any of their respective properties is bound, except, in the case of clauses (ii) and (iii), for any thereof that could not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Tender Offer or the Merger.

      (b)  The execution and delivery of this Agreement by Ford, Parent and FSG II do not, and the performance of this Agreement by Ford, Parent and FSG II will not, require any consent, approval, authorization or permit of or filing with or notification to, any Governmental Entity, except (i) for applicable requirements of the Exchange Act, the Securities Act, Blue Sky Laws, the NYSE, and the filing and recordation of appropriate merger documents as required by Delaware Law and (ii) for such other consents, approvals, authorizations, permits, filings or notifications, which if not obtained or made would not reasonably be expected to prevent or materially delay the consummation of the Tender Offer or the Merger.

      SECTION 5.04.  Financing. Either Ford or Parent has, or will have prior to the expiration of the Tender Offer, sufficient funds available to pay the aggregate consideration payable as a result of the consummation of the Tender Offer, the Merger and other transactions contemplated hereby and to pay all fees and expenses incurred by it related to the transactions contemplated by this Agreement.

      SECTION 5.05.  Operations of FSG II. FSG II has been formed solely for the purpose of engaging in the transactions contemplated by this Agreement and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein.

ARTICLE 6

CONDUCT OF BUSINESS PENDING THE MERGER

      SECTION 6.01.  Conduct of Business by the Company Pending the Merger. (a) The Company hereby covenants and agrees that, prior to the Effective Time, unless otherwise expressly contemplated by this Agreement or consented to in writing by Ford, Parent or FSG II, the Company will and will cause its subsidiaries to (i) operate its business in the usual and ordinary course consistent with past practices, (ii) use its reasonable best efforts to preserve substantially intact its business organization, maintain its rights and franchises, retain the services of its respective principal officers and key employees and maintain its relationships with its respective principal customers, suppliers and other persons with which it or any of its subsidiaries has significant business relations, (iii) use its reasonable best efforts to maintain and keep its properties and assets in as good repair and condition as at present, ordinary wear and tear excepted, and (iv) take no action with respect to the

Company Stock Options that would result in an acceleration of vesting of the Company Stock Options in connection with the execution and delivery of this Agreement or the consummation of any transactions contemplated hereby or otherwise.

      (b)  Except as expressly contemplated by this Agreement and except as set forth in Section 6.01(b) of the Company Disclosure Schedule, or otherwise consented to in writing by Ford, Parent or FSG II, from the date hereof until the Effective Time, the Company will not do, and will not permit any of its subsidiaries to do, any of the following:

(i) (A) increase the compensation payable to or to become payable to any director or executive officer of the Company, except for increases in salary, wages or bonuses payable or to become payable in the ordinary course of business and consistent with past practice; (B) grant any severance or termination pay (other than pursuant to existing severance arrangements or policies as in effect on the date of this Agreement) to, or enter into any employment or severance agreement with, any director or executive officer of the Company; or (C) adopt, amend or terminate any employee benefit plan or arrangement affecting any director or executive officer of the Company, except as may be required by applicable law;

(ii) declare or pay any dividend on, or make any other distribution in respect of outstanding shares of its capital stock except for regular quarterly dividends payable on the Common Stock in an amount not to exceed $0.05 per quarter, provided that the foregoing shall not prohibit dividends or distributions between or among the Company and its subsidiaries;

(iii) (A) redeem, repurchase or otherwise reacquire any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its or its subsidiaries’ capital stock; (B) effect any reorganization or recapitalization of the Company; or (C) split, combine or reclassify any of the Company’s capital stock or issue or authorize or propose the issuance of any other securities in respect of in lieu of, or in substitution for, shares of its capital stock;

(iv) (A) issue, deliver, award, grant or sell, or authorize or propose the issuance, delivery, award, grant or sale (including the grant of any security interest, pledge, mortgage, lien, charge, adverse claim of ownership or use, or other encumbrance of any kind) of, any shares of stock of the Company (including shares held in treasury), any securities convertible into or exercisable or exchangeable for any such shares, or any rights, warrants or options to acquire any such shares (except for the issuance of shares upon the exercise of Company Stock Options outstanding on the date of this Agreement); or (B) amend or otherwise modify the terms of any such rights, warrants or options the effect of which shall be to make such terms more favorable to the holders thereof;

(v) acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets of any other person (other than the purchase of assets in the ordinary course of business and consistent with past practice), except that the foregoing restrictions shall not apply to any action by the Company that would not require the approval of the Board under the Board policy set forth in Section 6.01(b) of the Company Disclosure Schedule;

(vi) make or commit to make any capital expenditures, except that the foregoing restrictions shall not apply to any action by the Company that would not require the approval of the Board under the Board policy set forth in Section 6.01(b) of the Company Disclosure Schedule;

(vii) sell, lease, exchange, mortgage, pledge, transfer, license or otherwise dispose of or encumber, or agree to sell, lease, exchange, mortgage, pledge, transfer, license or otherwise dispose of or encumber, any of its material assets or any material assets of any of its subsidiaries, measured on a consolidated basis with the Company, or any substantial right therein;

(viii) propose or adopt any amendments to its Restated Certificate of Incorporation or its By-laws;

(ix) (A) change any of its methods of accounting in effect at December 31, 1999, (B) write down in any material amount the value of the intangible assets of the Company or (C) make or rescind any express or deemed election relating to federal income taxes, settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to federal income taxes, or change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns for the taxable year ending December 31, 1999, except as may be required by applicable law or generally accepted accounting principles;

(x) incur any obligation for borrowed money other than purchase money indebtedness, whether or not evidenced by a note, bond, debenture or similar instrument, except in the ordinary course of business, or prepay, before the scheduled maturity thereof, any of its long-term debt; or

(xi) agree in writing or otherwise to do any of the foregoing.

      SECTION 6.02.  Notification of Certain Matters. (a) The Company shall give prompt notice to Parent and FSG II of (i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause (A) any representation or warranty contained in this Agreement to be untrue or inaccurate or (B) any covenant, condition or agreement contained in this Agreement not to be complied with or satisfied and (ii) any failure of the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.02 shall not limit or otherwise affect the remedies available hereunder to Parent and FSG II.

      (b)  The Company shall give prompt written notice to Parent and FSG II of any proposal, offer or other communication from any person (i) relating to any acquisition or purchase of all or substantially all of the capital stock of the Company or any of its subsidiaries or all or substantially all of the assets of the Company or any of its subsidiaries, (ii) to enter into any business combination with the Company or any of its subsidiaries or (iii) to enter into any other extraordinary business transaction involving or otherwise relating to the Company or any of its subsidiaries. The Company shall notify Parent and FSG II promptly if any such proposal or offer, or any inquiry or other contact with any person with respect thereto, is made and shall, in any such notice to Parent and FSG II, indicate in reasonable detail the identity of the person making such proposal, offer, inquiry or contact and the terms and conditions of such proposal, offer, inquiry or other contact.

ARTICLE 7

ADDITIONAL AGREEMENTS

      SECTION 7.01.  Merger Without Stockholders’ Meeting. If, as a result of the purchase of Shares pursuant to the Tender Offer and compliance with the terms of this Section 7.01, Parent owns in the aggregate at least 90% of the Shares outstanding upon completion of the Tender Offer and continues to hold at least 90% of the outstanding Class B Common Stock, the parties hereto agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the satisfaction or waiver of the conditions to the Merger set forth in Article 8 without a meeting of stockholders of the Company, in accordance with Section 253 of the DGCL (a “Short-Form Merger”). In connection therewith, if following the purchase of Shares pursuant to the Tender Offer, Parent owns in the aggregate less than 90% of the Shares outstanding, Parent agrees to convert such number of shares of Class B Common Stock into Class A Common Stock to the extent that, after giving effect to such conversion, Ford and Parent would own in the aggregate the number of Shares necessary to effect a Short-Form Merger.

      SECTION 7.02.  Stockholder Approval Required. If required by applicable law in order to consummate the Merger: (a) The Company (acting through its Board in accordance with its Restated Certificate of Incorporation and By-laws and acting as soon as practicable following the acceptance for payment and purchase of Shares by Parent pursuant to the Tender Offer) shall take all action necessary to seek approval of the Merger and adoption of this Agreement at a duly called and noticed meeting of the stockholders of the Company, which meeting shall be held as promptly as practicable following the consummation of the Tender Offer and the preparation of the Information Statement (as defined in Section 7.02(b)), or by written consent of the stockholders of the Company in lieu of such a meeting. Parent shall vote or grant its consent, as the case may be, with respect to all shares of Common Stock owned by it, to the approval of the Merger and adoption of this Agreement.

      (b)  As promptly as practicable after the acceptance for payment and purchase of Shares by Parent pursuant to the Tender Offer, (i) Ford, Parent, FSG II and the Company shall cooperate in preparing, and the Company shall cause to be filed with the SEC, a proxy statement, consent solicitation statement or information statement that meets the requirements of the Exchange Act and the regulations promulgated thereunder, including without limitation, Schedules 14C and 13E-3 (together with any amendments thereof or supplements thereto, the “Information Statement”) to seek the approval and adoption of this Agreement by the stockholders of the Company. Each of Ford, Parent, FSG II and the Company shall furnish all information as the other parties may reasonably request in connection with such actions and the preparation of the Information Statement.

      SECTION 7.03.  Covenants Relating to Information Statement. If an Information Statement is required pursuant to Section 7.02 hereof:

(a) The Information Statement shall include the recommendations of the Special Committee and the Board of Directors of the Company to the stockholders of the Company to approve and adopt this Agreement; provided, however, that the Special Committee and the Board of Directors of the Company may, at any time prior to the Effective Time, withdraw, modify or change any such recommendation to the extent that the Special Committee or the Board of Directors of the Company determines in good faith, after consultation with independent legal counsel (who may be the Company’s regularly engaged legal counsel), that such withdrawal, modification or change of recommendation is required by its fiduciary duties to the Company’s stockholders under applicable law; provided further that nothing in this Section 7.03(a) shall affect the Company’s obligation to solicit the approval of the Merger and adoption of this Agreement by the stockholders of the Company as contemplated by Section 7.02 (regardless of whether the recommendation of the Special Committee or the Board of Directors of the Company shall have been withdrawn, modified or changed).

(b) No amendment or supplement to the Information Statement will be made by the Company, Ford, Parent or FSG II without the approval of the other parties (such approval not to be unreasonably withheld or delayed). Each of Ford, Parent, FSG II and the Company will advise the other, promptly after it receives notice thereof, of any request by the SEC for amendment of the Information Statement or comments thereon and responses thereto or requests by the SEC for additional information.

(c) The information supplied by the Company for inclusion in the Information Statement or any other documents to be filed with the SEC in connection with the Merger shall not, at the time the Information Statement is first mailed to the stockholders of the Company or at the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. If, at any time prior to the Effective

Time, any event or circumstance relating to the Company or any of its subsidiaries, or their respective officers or directors, should be discovered by the Company which, pursuant to the Securities Act or the Exchange Act, should be set forth in an amendment or a supplement to the Information Statement, the Company shall promptly inform Parent and FSG II thereof. All documents that the Company is responsible for filing with the SEC in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

(d) The information supplied by Ford, Parent and FSG II for inclusion in the Information Statement or any other documents to be filed with the SEC in connection with the Merger shall not, at the time the Information Statement is first mailed to the stockholders of the Company or at the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. If, at any time prior to the Effective Time, any event or circumstance relating to Ford, Parent or FSG II, or their respective officers or directors, should be discovered by Ford, Parent or FSG II which, pursuant to the Securities Act or the Exchange Act, should be set forth in an amendment or a supplement to the Information Statement, Ford, Parent or FSG II shall promptly inform the Company thereof. All documents that Ford, Parent or FSG II is responsible for filing with the SEC in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

      SECTION 7.04.  Access to Information; Confidentiality. (a) As permitted by applicable law, from the date of this Agreement to the Effective Time, the Company shall, and shall use its best efforts to cause its subsidiaries, officers, directors and employees to: (i) provide to Ford, Parent and FSG II and their officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives (collectively, “Representatives”) access at reasonable times upon prior notice to its officers, employees, agents, properties, offices and other facilities and to its books and records and (ii) furnish promptly such information concerning its business, properties, contracts, assets, liabilities and personnel as Ford, Parent or FSG II or their Representatives may reasonably request.

      (b)  Each of Ford, Parent and FSG II agrees to, and shall cause its Representatives to: (i) treat and hold as confidential all information relating to the Company and its subsidiaries, (ii) in the event that Ford, Parent or FSG II or any of their Representatives becomes legally compelled to disclose any such information, provide the Company with prompt written notice of such requirement so that the Company may seek a protective order or other remedy or waive compliance with this Section 7.04, and (iii) in the event that such protective order or other remedy is not obtained, or the Company waives compliance with this Section 7.04, furnish only that portion of such confidential information which is legally required to be provided and exercise its best efforts to obtain assurances that confidential treatment will be accorded such information, provided, however, that this sentence shall not apply to any information that, at the time of disclosure, is available publicly and was not disclosed in breach of this Agreement. The parties agree and acknowledge that remedies at law for any breach of their obligations under this Section 7.04 are inadequate and that in addition thereto parties shall be entitled to seek equitable relief, including injunction and specific performance, in the event of any such breach.

      (c)  No investigation pursuant to this Section 7.04 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

      SECTION 7.05.  Directors’ and Officers’ Indemnification and Insurance. (a) The Restated Certificate of Incorporation of the Surviving Corporation shall contain the provisions with respect to indemnification that are set forth in the Restated Certificate of Incorporation of the Company on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who at or prior to the Effective Time were directors or officers of the

Company in respect of actions or omissions occurring at or prior to the Effective Time, unless such modification shall be required by law.

      (b)  From and after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted under Delaware Law, indemnify and hold harmless, each present and former director and officer of the Company and each subsidiary of the Company and each such individual who served at the request of the Company or any subsidiary of the Company as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (collectively, the “Indemnified Parties”) against all costs and expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time) whether civil, administrative or investigative, based on the fact that such person is or was a director or officer of the Company and arising out of or pertaining to any action or omission occurring at or before the Effective Time (including the transactions contemplated by this Agreement) (and shall pay any expenses in advance of the final disposition of such action or proceeding to each Indemnified Party to the fullest extent permitted under Delaware Law, upon receipt from the Indemnified Party to whom expenses are advanced of any undertaking to repay such advances required under Delaware Law). In the event of any such claim, action, suit, proceeding or investigation, (i) the Surviving Corporation shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to the Surviving Corporation, promptly after statements therefor are received and (ii) the Surviving Corporation shall cooperate in the defense of any such matter; provided, however, that the Surviving Corporation shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld); and provided further that the Surviving Corporation shall not be obligated pursuant to this Section 7.05(b) to pay the fees and expenses of more than one counsel other than local counsel for all Indemnified Parties in any single action unless a conflict of interest shall be caused thereby.

      (c)  Ford shall provide or maintain in effect for six years from the Effective Time directors’ and officers’ liability insurance covering those persons who are covered by the directors’ and officers’ liability insurance policy currently provided for directors and officers of the Company on terms comparable to such existing insurance coverage; provided, however, that Ford has no obligation to provide or maintain levels of coverage in excess of those to which directors and officers of Ford are at the time entitled.

      (d)  If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of the Surviving Corporation, as the case may be, shall assume the obligations of the Surviving Corporation set forth in this Section 7.05.

      (e)  The rights of each Indemnified Party under this Section 7.05 shall be in addition to any rights such person may have under the certificate of incorporation or bylaws of the Company or any of its subsidiaries, under Delaware Law or any other applicable laws or under any agreement of any Indemnified Party with the Company or any of its subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Party.

      SECTION 7.06.  Further Action; Consents; Filings. Upon the terms and subject to the conditions hereof, each of the parties hereto shall use its reasonable best efforts to (a) take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Tender Offer and the Merger and the other transactions contemplated by this Agreement, (b) obtain from Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by Ford, Parent, FSG II or the Company or any of their subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the Tender Offer and the Merger and (c) make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement, the Tender Offer and the Merger and the other transactions contemplated by this Agreement that are required under the Exchange Act and the Securities Act and any other applicable federal or state securities laws, and any other applicable Law. The parties hereto shall cooperate with each other in connection with the making of all such filings, including by providing copies of all such documents to the nonfiling party and its advisors prior to filing and, if requested, by accepting all reasonable additions, deletions or changes suggested in connection therewith.

      SECTION 7.07.  Public Announcements. Ford, Parent, FSG II and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement, the Tender Offer or the Merger and shall not issue any such press release or make any such public statement without the prior consent of the other parties hereto (which consent shall not be unreasonably withheld or delayed), except as may be required by Law or any listing agreement with the NYSE to which Ford, Parent or the Company is a party. The parties have agreed on the text of a joint press release by which announcement of the execution of this Agreement will be made.

      SECTION 7.08.  Reasonable Best Efforts and Further Assurances. Subject to the terms and conditions hereof, each of the parties to this Agreement shall use its reasonable best efforts to effect the transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to the Tender Offer and the Merger under this Agreement. Subject to the terms and conditions hereof, each party hereto, at the reasonable request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby.

ARTICLE 8

CONDITIONS TO THE MERGER

      SECTION 8.01.  Conditions to the Obligations of Each Party. The obligations of Ford, Parent, FSG II and the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following conditions:

(a) Stockholder Approval. If required by Delaware law, this Agreement shall have been approved and adopted by the requisite affirmative vote of the stockholders of the Company in accordance with Delaware Law and the Company’s Restated Certificate of Incorporation.

(b) No Order. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law, executive order or award (whether temporary, preliminary or permanent) (an “Order”) that is then in effect and has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

(c) Purchase of Shares. Parent shall have purchased Shares pursuant to the Tender Offer, except where the reason for failure to purchase Shares pursuant to the Tender Offer is the absence of tenders of Shares.

ARTICLE 9

TERMINATION, AMENDMENT AND WAIVER

      SECTION 9.01.  Termination. This Agreement may be terminated and the Tender Offer and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of this Agreement by the stockholders of the Company, as follows:

(a) by mutual written consent duly authorized by the Boards of Directors of each of Parent, FSG II and the Company;

(b) by Parent, FSG II or the Company if any Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Order or taken any other action restraining, enjoining or otherwise prohibiting the consummation of the Tender Offer or the Merger and such Order or other action shall have become final and nonappealable;

(c) by Parent or FSG II if the Special Committee withdraws, modifies or changes its recommendation of this Agreement, the Tender Offer or the Merger in a manner adverse to Parent or FSG II or shall have resolved to do any of the foregoing;

(d) prior to the purchase of Shares pursuant to the Tender Offer, by Parent or FSG II upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue (“Terminating Company Breach”); provided that, if such Terminating Company Breach is curable by the Company through the exercise of its reasonable efforts and for as long as the Company continues to exercise such reasonable efforts, Parent and FSG II may not terminate this Agreement under this Section 9.01(d); or

(e) prior to the purchase of Shares pursuant to the Tender Offer, by the Company upon a breach of any representation, warranty, covenant or agreement on the part of Parent or FSG II set forth in this Agreement, or if any representation or warranty of Parent or FSG II shall have become untrue (“Terminating Parent Breach”); provided that, if such Terminating Parent Breach is curable by Parent or FSG II as the case may be, through the exercise of its reasonable efforts and for as long as Parent or FSG II, as the case may be, continues to exercise such reasonable efforts, the Company may not terminate this Agreement under this Section 9.01(e).

(f) by the Company (as agreed to by the Special Committee) if due to an occurrence or circumstance, not involving a breach by the Company of its obligations hereunder, which would result in a failure to satisfy any of the conditions set forth in Annex A hereto or otherwise, Parent shall have failed to commence the Tender Offer within fifteen business days following the date of this Agreement, terminated the Tender Offer or permitted the Tender Offer to expire without the purchase of Shares thereunder.

(g) By Parent or FSG II after June 30, 2001, if Parent shall not have theretofore purchased Shares pursuant to the Tender Offer solely as a result of a failure of any of the conditions set forth in Annex A hereto.

      The right of any party hereto to terminate this Agreement pursuant to this Section 9.01 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any person controlling any such party or any of their respective officers or directors, whether prior to or after the execution of this Agreement.

      SECTION 9.02.  Effect of Termination. Except as provided in Section 9.01, in the event of termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become void, there shall be no liability under this Agreement on the part of Ford, Parent, FSG II or the Company or any of their respective officers or directors, and all rights and obligations of each party hereto shall cease; provided, however, that nothing herein shall relieve any party from liability for the willful breach of any of its representations, warranties, covenants or agreements set forth in this Agreement.

      SECTION 9.03.  Amendment. To the fullest extent permitted by Delaware Law, this Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that any such amendment that changes the Offer Price or the Merger Consideration must also be approved by the Special Committee. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

      SECTION 9.04.  Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of another party hereto, (b) waive any inaccuracy in the representations and warranties of another party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of another party or condition to its own obligations contained herein; provided, however, that, if the Company seeks to make such extension or waiver as provided in clause (a), (b) or (c) above, it must first obtain the approval of the Special Committee. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

      SECTION 9.05.  Expenses. All Expenses (as defined below) incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Tender Offer, the Merger or any other transaction is consummated. “Expenses” as used in this Agreement shall include all reasonable out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Information Statement, the solicitation of stockholder approvals and all other matters related to the closing of the Tender Offer, the Merger and the other transactions contemplated by this Agreement.

ARTICLE 10

GENERAL PROVISIONS

      SECTION 10.01.  Non-Survival of Representations, Warranties and Agreements. The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 9.01, as the case may be, except that this Section 10.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time or after termination of this Agreement.

      SECTION 10.02.  Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by facsimile, by courier service or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

      if to Ford, Parent or FSG II:

Ford FSG, Inc.
One American Road
Dearborn, Michigan 48126
Attn: Peter Sherry, Jr., Esquire

      with a copy to:

Morris, Nichols, Arsht & Tunnell
1201 North Market Street
Wilmington, Delaware 19801
Attn: Lewis S. Black, Jr., Esquire

      if to the Company:

The Hertz Corporation
225 Brae Boulevard
Park Ridge, New Jersey 07656-0713
Attn: Harold E. Rolfe, Esquire

      with a copy to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019-6150
Attn: Andrew R. Brownstein, Esquire

      SECTION 10.03.  Certain Definitions. For purposes of this Agreement, the term:

(a) “affiliate” of a specified person means a person who directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such specified person;

(b) “business day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in The City of New York;

(c) “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise;

(d) “person” means an individual, corporation, partnership, limited partnership, syndicate, person (including, without limitation, a “person”as defined in Section 13d(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government; and

(e) “subsidiary” or “subsidiaries” of any person means any corporation, partnership, joint venture or other legal entity of which such person (either alone or through or together with any other subsidiary) owns, directly or indirectly, more than 50% of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity; provided, however, that for purposes of the representations and the warranties of Ford, Parent and FSG II in Article 5, and the covenants and other agreements of Ford, Parent and FSG II in Article 6, except as otherwise specifically provided therein, the “subsidiaries” of Ford, Parent and FSG II shall not include the Company or any subsidiaries of the Company.

      SECTION 10.04.  Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect as long as the economic or legal substance of the Merger is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Merger be consummated as originally contemplated to the fullest extent possible.

      SECTION 10.05.  Entire Agreement; Assignment. This Agreement (including the Company Disclosure Schedule) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between the parties, with respect to the subject matter hereof. This Agreement shall not be assigned by operation of law or otherwise, except that Parent may assign all or any of its rights and obligations hereunder to any affiliate of Parent, provided that no such assignment shall relieve Parent of its obligations hereunder if such assignee does not perform such obligations.

      SECTION 10.06.  Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and, except as provided in Section 7.05(e), nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

      SECTION 10.07.  Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State.

      SECTION 10.08.  Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

      SECTION 10.09.  Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by each party hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

      SECTION 10.10.  Consent to Jurisdiction. (a) Each of Ford, Parent, FSG II and the Company hereby irrevocably submits to the exclusive jurisdiction of the courts of the State of Delaware sitting in the County of New Castle and the United States District Court for the State of Delaware, and the appellate courts having jurisdiction of appeals in such courts, for the purpose of any action or proceeding arising out of or relating to this Agreement and each of Ford, Parent, FSG II and the Company hereby irrevocably agrees that all claims in respect to such action or proceeding may be heard and determined exclusively in any such court.

      (b)  Each of Ford, Parent, FSG II and the Company irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself or its property, by personal delivery of copies of such process to such party. Nothing in this Section 10.10 shall affect the right of either party to serve legal process in any other manner permitted by law.

      SECTION 10.11.  Waiver of Jury Trial. EACH OF FORD, PARENT, FSG II AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF FORD, PARENT, FSG II OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

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      IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by its respective officers thereunto duly authorized.

FORD MOTOR COMPANY

By:	/s/ HENRY D.G. WALLACE

Name: Henry D.G. Wallace
Title: Chief Financial Officer

FORD FSG, INC.

By:	/s/ PETER SHERRY, JR.

Name: Peter Sherry, Jr.
Title: Assistant Secretary

FORD FSG II, INC.

By:	/s/ DAVID J. PRYSTASH

Name: David J. Prystash
Title: Vice President and Treasurer

THE HERTZ CORPORATION

By:	/s/ CRAIG R. KOCH

Name: Craig R. Koch
Title: President and Chief Executive Officer

ANNEX A TO MERGER AGREEMENT

CONDITIONS TO THE TENDER OFFER

      Notwithstanding any other provision of the Tender Offer, and in addition to (and not in limitation of) Parent’s rights to extend and amend the Tender Offer at any time in its sole discretion in accordance with the terms of this Agreement, Parent shall not be required to accept for payment, purchase or pay for, subject to any applicable regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares (whether or not any Shares theretofore have been accepted for payment or paid for pursuant to the Tender Offer), and may terminate the Tender Offer as to any Shares not then paid for, if at any time on or after January 16, 2001 and prior to the time of payment for any such Shares, any of the following events shall occur:

(a) there shall have been any statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted, issued or rendered applicable to the Tender Offer or the Merger by any domestic or foreign federal or state governmental regulatory or administrative agency or authority or court or legislative body or commission which (i) prohibits or imposes any material limitations on, Ford’s or Parent’s ownership or operation of all or a material portion of the Company’s businesses or assets, (ii) prohibits or makes illegal the acceptance for payment, payment for or purchase of Shares or the consummation of the Tender Offer or the Merger, (iii) results in a material delay in or restricts the ability of Parent, or renders Parent unable, to accept for payment, pay for or purchase some or all of the Shares, or (iv) imposes material limitations on the ability of Parent effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company’s stockholders, provided that Parent shall have used all reasonable efforts to cause any such judgment, order or injunction to be vacated or lifted;

(b) the representations and warranties of the Company set forth in the Agreement shall not be true and correct as of the date of consummation of the Tender Offer as though made on or as of such date, except for such failures to be true or correct that have not had or would not be reasonably expected to have a Company Material Adverse Effect, or the Company shall have breached or failed in any material respect to perform or comply with any material obligation, agreement or covenant required by the Agreement to be performed or complied with by it;

(c) the Board of Directors of the Company, based on the recommendation of the Special Committee, shall have (including by amendment to the Schedule 14D-9) withdrawn, amended or modified in a manner adverse to Ford or Parent its approval or recommendation of the Tender Offer, the Merger or the Agreement or shall have resolved to do any of the foregoing;

(d) the Company, acting through its Board of Directors (as agreed to by the Special Committee), Ford and Parent shall have agreed that Parent shall terminate the Tender Offer or postpone the acceptance for payment of or payment for Shares thereunder; or

(e) the Agreement shall have been terminated in accordance with its terms.

      The foregoing conditions are for the sole benefit of Ford, Parent and their respective affiliates and may be asserted by Ford or Parent, in whole or in part, at any time and from time to time in the sole discretion of Ford or Parent.

      The failure by Ford or Parent at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such rights and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. Should the Tender Offer be terminated pursuant to any of the foregoing provisions, all tendered Shares not theretofore accepted for payment shall forthwith be returned to the tendering stockholders.

ANNEX B — OPINION OF LAZARD FRÈRES & CO. LLC

January 16, 2001

Special Committee of the Board of Directors

The Hertz Corporation
225 Brae Boulevard
Park Ridge, NJ 07656

Dear Members of the Special Committee of the Board of Directors:

      We understand that Ford Motor Company (the “Purchaser”) and The Hertz Corporation (“Hertz’s or the “Company”) are contemplating entering into an Agreement and Plan of Merger substantially in the form of the draft dated January 16, 2001 (the “Agreement”), pursuant to which the Purchaser will acquire (the “Acquisition”) all of the issued and outstanding shares of Class A Common Stock, par value $0.01 per share (the “Common Stock”) of the Company (other than shares owned by Purchaser or any of its affiliates). Purchaser proposes to make, or cause one of its wholly-owned subsidiaries to make, a tender offer (the “Tender Offer”) to purchase all of the issued and outstanding shares of the Common Stock (other than shares owned by Purchaser or any of its affiliates) at a price per share of $35.50 (the “Price per Share”), net to the selling stockholders in cash without interest thereon. Pursuant to the Agreement, following completion of the Tender Offer, a wholly-owned subsidiary of the Purchaser will be merged with and into the Company (the “Merger”) and become a wholly-owned subsidiary of the Purchaser and each outstanding share of the Common Stock (other than shares owned by Purchaser or any of its affiliates) will be converted into the right to receive the Price per Share.

      You have requested our opinion as to the fairness, from a financial point of view, to the holders, other than the Purchaser and its affiliates, of the outstanding shares of the Common Stock of the Price per Share to be received by such holders (the “Public Stockholders”) pursuant to the Agreement. In connection with this opinion, we have, among other things:

(i) Reviewed the financial terms and conditions of the Agreement;

(ii) Analyzed certain historical business and financial information relating to the Company;

(iii) Reviewed various financial forecasts and other data provided to us by the Company relating to its business;

(iv) Held discussions with members of the senior management of the Company with respect to the businesses and prospects of the Company, and its strategic objectives;

(v) Reviewed public information with respect to certain other companies in lines of businesses we believe to be generally comparable to the business of the Company;

(vi) Reviewed the financial terms of certain business combinations involving companies in lines of businesses we believe to be generally comparable to those of the Company, and in other industries generally;

(vii) Reviewed the historical stock prices and trading volumes of the Company’s common stock; and

(viii) Reviewed such other information and conducted such other financial studies, analyses and investigations as deemed appropriate.

      In conducting our analysis and in arriving at our opinion as expressed herein, we have relied upon the accuracy and completeness of the foregoing information, and have not assumed any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of the Company, or concerning the solvency or fair value of the Company. With respect to financial forecasts, we have assumed that they have been

B-1

reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the future financial performance of the Company. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based.

      Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of the date hereof.

      In rendering our opinion, we have assumed that the Acquisition will be consummated on the terms described in the Agreement, without any waiver of any material terms or conditions by the Company and that obtaining the necessary regulatory approvals for the Acquisition will not have an adverse effect on the Company or the transaction.

      In arriving at our opinion, with the consent of the Special Committee, we did not solicit interest from any third party with respect to the acquisition of the Company or any of its assets.

      Lazard Frères & Co. LLC is acting as investment banker to the Special Committee of the Board of Directors of Hertz (the “Special Committee”) in connection with the Acquisition and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Acquisition.

      Our engagement and the opinion expressed herein are for the benefit of the Special Committee and the Board of Directors of Hertz and our opinion is rendered in connection with their respective considerations of the Acquisition. The Opinion is not intended to and does not constitute a recommendation to any holder of the Common Stock as to whether such holder should tender such holder’s shares in the Tender Offer or vote in favor of the Merger. It is understood that, except for the reproduction of this letter in its entirety in the tender offer documents and a proxy statement of Hertz relating to the Tender Offer or the Merger, this letter may not be disclosed or otherwise referred to without our prior consent, except as may otherwise be required by law or by a court of competent jurisdiction.

      Based on and subject to the foregoing, we are of the opinion that, as of the date hereof the Price per Share to be received by the public stockholders in the Tender Offer and Merger pursuant to the Agreement is fair, from a financial point of view, to the public stockholders.

Very truly yours.

LAZARD FRÈRES & CO. LLC

By:	/s/ ALBERT H. GARNER

Albert H. Garner
Managing Director

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ANNEX C — GENERAL CORPORATION LAW OF DELAWARE

SECTION 262 APPRAISAL RIGHTS

      (a)  Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of such stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

      (b)  Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to §251(other than a merger effected pursuant to §251(g) of this title), §252, §254, §257, §258, §263 or §264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in subsection (f) of §251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §251, §252, §254, §257, §258, §263 and §264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under §253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

      (c)  Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

      (d)  Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to §228 or §253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

      (e)  Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

      (f)  Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

      (g)  At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

      (h)  After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

      (i)  The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

      (j)  The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

      (k)  From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

      (l)  The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

      The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

EquiServe Trust Company, N.A.

By Mail: EquiServe Trust Company, N.A. Corporate Actions PO Box 2527 Jersey City, NJ 07303-2527	By Overnight Courier: EquiServe Trust Company, N.A. Corporate Actions, Suite 4660 525 Washington Blvd., 3rd Floor Jersey City, NJ 07310	By Hand: EquiServe Trust Company, N.A. c/o Securities Transfer & Reporting Services, Inc. 100 Williams Street — Galleria New York, NY 10038

      If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can call the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

17 State Street, 10th Floor

New York, New York 10004
Banks and Brokers Call Collect (212) 440-9800
All Others Call Toll-Free (800) 223-2064

The Dealer Manager for the Offer is:

J.P. Morgan Securities Inc.

60 Wall Street
New York, New York 10260-0060
Call Toll Free: (866) 851-4265
Call Collect: (212) 648-6771